
13001249

ORBCOMM®

Global M2M Connecting the World's Assets

2012 Annual Report and Form 10-K

Integrated M2M Communication Services

- Global Network Services
- Satellite Automatic Identification System (AIS) Service for Vessel Tracking
- Leading End-to-End Telematics Solutions



Dear Fellow Shareholders,

I am pleased to report that ORBCOMM made significant strides in 2012 to accelerate our long-term growth strategy, and we continue to expand our market leadership position in the global Machine-to-Machine (M2M) communications industry. We have many exciting achievements to share with you, including ORBCOMM's solid full-year results, growth in our core M2M and AIS services, new product launches, some recent acquisitions in the heavy equipment and government sectors, and progress on our next generation OG2 satellite constellation.

Our financial results, which are detailed later in this report, were highlighted by an increase in Total Revenues of 39% to $64.5 million, including an increase of Service Revenues of 31% and an increase in Product Sales of 76%. Net Income (Loss) attributable to ORBCOMM Inc. Common Stockholders increased to $8.7 million from ($45,000) in the prior year. Adjusted EBITDA[1] for the year ending December 31, 2012 was $16.7 million compared to $8.0 million in the prior year, an increase of 108%. Subscribers ended the year at approximately 759,000, compared to 648,000 at the end of 2011.

In Network services, we partnered with three new Original Equipment Manufacturers (OEMs) including industry leaders Sumitomo and Kobelco, expanding our position as the premier source of connectivity among OEMs in the heavy equipment telematics market. ORBCOMM also engaged with multiple new non-OEM partners, including inthinc, a large player in the oil & gas and commercial fleet industries, as well as Cartrack, one of the largest vehicle tracking companies in South Africa with an extensive dealer network throughout the African continent.

Our Direct Channel offerings, which are complete turn-key solutions sold directly to end users, began with the acquisition of StarTrak in late 2011 and expanded in 2012 by acquiring LMS and integrating it into StarTrak. StarTrak monitors more than 70,000 transportation assets today and will be introducing new products, including a new version of Sentry™, capable of monitoring and controlling heated assets. This product is in the process of being deployed by the largest rail network in Canada, and is the first of multiple new products StarTrak is expected to release this year. In addition, we have recently announced two strategic acquisitions: MobileNet and GlobalTrak. MobileNet supplies telematics solutions to the heavy equipment and rail support vertical markets, while GlobalTrak gives ORBCOMM access to a customer base that includes military, international, government, and commercial customers. These acquisitions will strengthen ORBCOMM's end-to-end solutions portfolio, and we anticipate leveraging the operational synergies and complementary technology from our combined businesses to expand into additional high-growth markets.

2012 marked the return of our AIS operations with the successful launches of VesselSat 1 and VesselSat 2. These spacecraft are far more advanced than prior AIS technology, detecting far more ships and at greater reporting intervals. AIS revenues were more than $2 million in 2012. We expect that to grow in 2013 with 15 new direct/reseller contracts and 76 new end-user licenses, including a multi-year framework contract with the European Maritime Safety Agency through ORBCOMM's partner, LuxSpace. In addition to VesselSat 1 and 2, all next generation OG2 satellites will also have AIS capability, which will greatly enhance our ship monitoring service.

We have made solid progress toward the completion of our next generation OG2 satellites, which are expected to significantly improve network performance and reliability while expanding the addressable markets in which we can offer service. We are expecting to have eight satellites completed by the middle of this year in time for a late 2013 launch and nine more for a launch in 2014. The satellites will provide our customers faster communications speeds, improved coverage, increases in message size, and better power management for their M2M applications.

There are significant opportunities for ORBCOMM in the year ahead as we build upon our success and leadership in the global M2M communications market. We will continue to focus on growing revenues and maximizing the benefits of the operating leverage inherent to our business model to increase profitability, cash flow and shareholder value.

Sincerely,



Marc Eisenberg
Chief Executive Officer

[1]Adjusted EBITDA is defined as earnings attributable to ORBCOMM Inc. before interest income (expense), provision for income taxes and depreciation and amortization, adjusted for stock-based compensation expense, loss on disposition of other investments, non-controlling interests and net impairment loss.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-33118

ORBCOMM INC.
(Exact name of registrant in its charter)

Delaware	**41-2118289**
(State or other jurisdiction of incorporation of organization)	*(I.R.S. Employer Identification Number)*

395 W. Passaic Street
Rochelle Park, New Jersey 07662
(Address of principal executive offices)

Registrant's telephone number, including area code:
(201) 363-4900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common stock, par value $0.001 per share	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant (based on the closing price reported on the Nasdaq Global Market on June 30, 2012) was $126,475,348.

Shares held by all executive officers and directors of the registrant have been excluded from the foregoing calculation because such persons may be deemed to be affiliates of the registrant.

The number of shares of the registrant's common stock outstanding as of March 8, 2013 was 46,844,529.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2013 Annual Meeting of Stockholders to be held on April 25, 2013, are incorporated by reference in Part III of this Form 10-K.

Table of Contents

Forward- Looking Statements

Certain statements discussed in Part I, Item 1. "Business", Part I, Item 3. "Legal Proceedings", Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to our plans, objectives and expectations for future events and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Such forward-looking statements, including those concerning the Company's expectations, are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from the results, projected, expected or implied by the forward-looking statements, some of which are beyond the Company's control, that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to: ongoing global economic instability and uncertainty; substantial losses we have incurred and may continue to incur; demand for and market acceptance of our products and services and the applications developed by our resellers; we may need additional capital to pursue our growth strategy; loss or decline or slowdown in the growth in business from our key customers, such as Caterpillar Inc., ("Caterpillar"), Komatsu Ltd., ("Komatsu"), Hitachi Construction Machinery Co., Ltd., ("Hitachi"), and Asset Intelligence, a subsidiary of I.D. Systems, Inc., other value-added resellers or VARs and international value-added resellers or IVARs; loss or decline or slowdown in growth in business of any of the specific industry sectors the Company serves, such as transportation, heavy equipment, fixed assets and maritime; dependence on a few significant customers; our acquisitions may expose us to additional risks; litigation proceedings; technological changes, pricing pressures and other competitive factors; the inability of our international resellers and licensees to develop markets outside the United States; the inability to obtain or maintain the necessary regulatory approvals or licenses for particular countries or to operate our satellites; market acceptance and success of our Automatic Identification System ("AIS") business; satellite launch and construction delays and cost overruns of our next-generation satellites and launch vehicles; in-orbit satellite failures or reduced performance of our existing satellites; significant liabilities created by products we sell; the $45 million 9.5% Senior Notes that we issued on January 4, 2013 could restrict our business activities or our ability to execute our strategic objectives or adversely affect our financial performance; the failure of our system or reductions in levels of service due to technological malfunctions or deficiencies or other events; our inability to renew or expand our satellite constellation; inability to operate due to changes or restrictions in the political, legal regulatory, government administrative and economic conditions and developments in the United States and other countries and territories in which we operate; and changes in our business strategy. In addition, specific consideration should be given to various factors described in Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations", and elsewhere in this Annual Report on Form 10-K. The Company undertakes no obligation to publicly revise any forward-looking statements or cautionary factors, except as required by law.

PART I

Item 1. *Business*

We operate a global commercial wireless messaging system optimized for narrowband communications. Our system consists of a global network of 26 low-Earth orbit, or LEO, satellites, 2 microsatellites and accompanying ground infrastructure. Our 26 first-generation satellites are the core of a two-way communications system that enables our customers and end-users, to track, monitor, control and communicate cost-effectively with fixed and mobile assets located anywhere in the world, and 2 microsatellites that only provide worldwide ship tracking capability using the Automatic Identification System (AIS) technology already installed on large ocean-going vessels. We have agreements with another satellite provider to resell their satellite services as well. We also provide terrestrial-based cellular communication services through reseller agreements with major cellular wireless providers. Currently, our agreements with major cellular providers include GSM and CDMA offerings in the United States and GSM services with significant coverage worldwide. These terrestrial-based communication services enable our customers who have higher bandwidth requirements to receive and send messages from communication devices based on terrestrial-based technologies using the cellular providers' wireless networks as well as from dual-mode devices combining the technologies from our satellite subscriber communicators and terrestrial-based technologies. As a result, our customers are now able to integrate into their applications communication technologies that will allow them to send and receive messages, including data intensive messaging using the cellular providers' wireless networks and our satellite network.

Our products and services enable our customers and end-users to enhance productivity, reduce costs and improve security through a variety of commercial, government, and emerging homeland security applications. We enable our customers and end-users to achieve these benefits on a world-wide basis by using a single global satellite technology standard for machine-to-machine and telematic, or M2M, data communications, as well providing the benefits of using terrestrial based cellular systems. Our customers have made significant investments in developing ORBCOMM-based applications. Examples of assets that are connected through our M2M data communications system include trucks, trailers, railcars, containers, heavy equipment, fluid tanks, utility meters, pipeline monitoring equipment, marine vessels, oil and gas wells and irrigation control systems. Customers benefiting from our network include original equipment manufacturers, or OEMs, such as Caterpillar, Komatsu, Doosan Infracore America, Hitachi, Hyundai Heavy Industries, The Manitowoc Company and Volvo Construction Equipment. In addition, we market our services through a distribution network of vertical market technology integrators known as VARs and IVARs, such as I.D. Systems, Inc., inthinc Technology Solutions Inc., and American Innovations, Ltd.

As a result of our acquisitions in 2011 and in 2012, we provide products and services in the cold chain telematics solutions business that enable customers to proactively monitor, manage and remotely control their refrigerated and other transport assets using complete end-to-end solutions. These solutions enable optimal business efficiencies, increased asset utilization, and substantially reduce asset write-offs and manual yard counts of chassis, refrigeration units, containers and generators ("gensets"). The information provided from these solutions also help industry leaders realize better fleet efficiency and utilization while reducing risk by adding safety monitoring of perishable cargo, including refrigerated and frozen food. In addition to relationships with leading refrigeration unit manufacturers such as Carrier and Thermo King, the customer base includes well-known brands such as Tropicana, Maersk Line, Prime Inc., C.R. England, FFE Transport, Inc., Target, Chiquita, Ryder, J.B. Hunt, Hapag-Lloyd, Golden State Foods, Martin-Brower and Canadian National Railways. These acquisitions enable us to create a global technology platform to transfer capabilities across new and existing vertical markets and deliver complementary products to our channel partners and resellers worldwide.

The 2 AIS microsatellites we operate provide what we believe is the most comprehensive global AIS data service to government and commercial customers to track over 60,000 ocean-going vessels worldwide. AIS is a shipboard broadcast system that transmits a vessel's identification and position to aid navigation and improve maritime safety. Terrestrial-based AIS receivers provide only limited visibility of ships close to shore and are not able to provide global visibility of ship traffic with open ocean coverage. Using our satellite communications system, customers have access to AIS data well beyond coastal regions in a cost effective and timely fashion. Further, we intend to continue working with system integrators and maritime information service providers providing value-added services to facilitate the sales and distribution of AIS data. We will continue to work to address and expand the various market sectors that could benefit from access to AIS data, such as suppliers to the shipping sector, like traders, brokers, insurance companies and support services. An additional potential benefit of AIS is the ability to combine AIS data with asset tracking and monitoring solutions. We believe this creates the potential to provide complete end-to-end visibility of the shipment of goods throughout the global supply chain from an integrated information solution. This solution, once fully integrated into transportation management systems, has the potential to track and monitor individual shipping containers through the intermodal transportation system from origination to destination as it is transported on truck, rail and ship.

Through our M2M data satellite communications system, our customers and end-users can send and receive information to and from any place in the world using low-cost subscriber communicators and paying airtime costs that we believe are the lowest in the industry for global connectivity. Our customers can also use cellular terrestrial units, or wireless subscriber identity modules ("SIMS"), for use with devices or equipment that enable the use of a cellular provider's wireless network, singularly or in conjunction with satellite services, to send and receive information from these devices. We believe that there is no other satellite or terrestrial network currently in operation that can offer global two-way wireless narrowband data service including coverage at comparable cost using a single technology standard worldwide, that also provides a parallel terrestrial network for data intensive applications. We are currently authorized, either directly or indirectly, to provide our satellite communications services in over 100 countries and territories in North America, Europe, South America, Asia, Africa and Australia.

Presently our unique M2M data communications system is comprised of four components: (i) our constellation of 26 owned LEO satellites in multiple orbital planes between 435 and 550 miles above the Earth operating in the Very High Frequency, or VHF, radio frequency spectrum, and 2 leased AIS micro satellites in perpendicular orbital planes (one polar plane and one equatorial plane); (ii) a network of related ground infrastructure, including 15 gateway earth stations, three AIS data reception earth stations, three regional gateway control centers and a network control center in Dulles, Virginia including a redundant backup control center in the state of Washington, through which data sent to and from satellite subscriber communicators are routed, including a communications node for terrestrial services through which data sent to and from terrestrial units are routed; (iii) a subscriber component, which consists of satellite subscriber communicators, and cellular terrestrial units or wireless modems incorporating SIMS, used by end-users to transmit and receive messages to and from their assets and our system; and (iv) end-user integration in which specialized data feeds are established through our application gateway interface to third party dispatch systems and proprietary customer software applications. See "The ORBCOMM Communications System".

As of December 31, 2012, we had approximately 759,000 billable subscriber communicators compared to approximately 648,000 billable subscriber communicators as of December 31, 2011, an increase of 17.1%. Billable subscriber communicators are defined as subscriber communicators that are shipped and activated for usage and billing at the request of the customer, without forecasting a timeframe for when individual units will be generating usage and billing. It includes terrestrial as well as satellite units.

Our Business Strengths and Competitive Advantage

We believe that our focus on M2M data communications is unique in our industry and will enable us to achieve significant growth. We believe no other satellite or terrestrial network currently in operation offers users global two-way wireless narrowband data communications using a single global technology standard anywhere in the world at costs comparable to ours and, that also provides a parallel terrestrial network for data intensive applications. We also believe that our combination of communications services, including our own network of LEO satellites and supporting ground infrastructure, as well as our AIS data service and our transportation management solutions provide ORBCOMM a unique position in the emerging M2M, telematics and global supply chain management businesses. This provides us with a number of competitive advantages that we believe will help promote our success, including the following:

- *Established global satellite network and proven technology.* We believe our global satellite network and technology enable us to offer superior products and services to the end-users of our communications system in terms of comprehensive coverage, reliability and compatibility. Our global satellite network provides worldwide coverage, including in international waters, allowing end-users to access our communications system in areas outside the coverage of terrestrial networks, such as cellular, paging, and other wireless networks. Our proven technology offers full two-way M2M data communication (with acknowledgement of message receipt) with minimal line-of-sight limitations and no performance issues during adverse weather conditions, which distinguishes us from other satellite communications systems. Our primary satellite orbital planes contain five to eight satellites each providing built-in system redundancies in the event of a single satellite malfunction. In addition, our satellite system uses a single global technology standard and eliminates the need for multiple network agreements and versions of hardware and software. Finally, ORBCOMM's technology expansion and enhancements are designed to be backwards compatible and not susceptible to technology migrations and network "sunsetting" that has, in the past, rendered other network communications devices obsolete.

- *Low cost structure.* We have a significant cost advantage over any new LEO satellite system competitor with respect to our current satellite constellation, because we acquired the majority of our current network assets from ORBCOMM Global L.P., referred to as the Predecessor Company, and its subsidiaries out of bankruptcy for a fraction of their original cost. In addition, because our LEO satellites are relatively small and deployed into low-Earth orbit, the replenishment of the constellation is less expensive and easier to launch and maintain than larger LEO satellites and large geostationary satellites. We believe that we have less complex and less costly ground infrastructure and subscriber communication equipment than other satellite communications providers. Our low cost satellite system architecture enables us to provide global two-way wireless narrowband data communication services to end-users at prices that we believe are the lowest in the industry for global connectivity.

- *Sole commercial satellite operator licensed in the VHF spectrum.* We are the sole commercial satellite operator licensed to operate in the 137-150 MHz VHF spectrum by the FCC or, to our knowledge, any other national spectrum or radio-telecommunications regulatory agency in the world. The spectrum that we use was allocated globally by the International Telecommunication Union, or ITU, for use by satellite fleets such as ours to provide mobile data communications service. We are currently authorized, either directly or indirectly, to provide our data communications service in over 100 countries and territories in North America, Europe, South America, Asia, Africa, and Australia. VHF spectrum has inherent advantages for M2M data communications over systems using shorter wavelength signals. The VHF signals used to communicate between our satellites and subscriber communicators are not affected by weather and are less dependent on line-of-sight access to our satellites than other satellite communications systems. In addition, our longer wavelength signals enable our satellites to communicate reliably over longer distances at lower power levels. Higher power requirements of commercial satellite systems in other spectrum bands are a significant factor in their higher cost and technical complexity.

- *Significant market lead over satellite-based competitors.* We believe that we have a significant market lead in providing M2M data communications services that meet the coverage and cost requirements in the rapidly developing asset management and supply chain markets. The process required to establish a new competing satellite-based system with the advantages of a VHF system includes obtaining regulatory permits to launch and operate satellites and to provide communications services, and the design, development, construction and launch of a communications system. We believe that a minimum of five years and significant investments in time and resources would be required for another satellite-based M2M data communications service provider to develop the capability to offer comparable services. Additionally, our VARs and IVARs have made significant investments in developing ORBCOMM-based applications which also often require substantial lead time to develop.

- *Key distribution and OEM customer relationships.* Our strategic relationships with key distributors and OEMs have enabled us to streamline our sales and distribution channels and shift much of the risk and cost of developing and marketing applications to others. We have established strategic relationships with key service providers, such as I.D. Systems /Asset Intelligence, inthinc Technology Solutions Inc., a global provider of telematics, fleet management and driver safety solutions, and major OEMs, such as Caterpillar, Hitachi, Komatsu, and Volvo. We believe our close relationships with these distributors and OEMs allows us to work closely with them at all stages of application development, from planning and design through implementation of our M2M data communications services, and to benefit from their industry-specific expertise. By fostering these strong relationships with distributors and OEMs, we believe that once we have become so integrated into our customer's planning, development, and implementation process, and their equipment, we anticipate it will be more difficult to displace us or our communication services. In addition, the fixed and mobile assets which are tracked, monitored, controlled, and communicated with by these customers generally have long useful lives and the cost of replacing our communications equipment with an alternative service provider's equipment could be prohibitive for a large numbers of assets.
- *Reliable, low cost subscriber communicators.* There are currently two independent third party manufacturers that build subscriber communicators for our network — Quake Global, Inc. ("Quake") and Digi International Inc. ("Digi"). The cost of communications components necessary for our subscriber communicators to operate in the VHF band is relatively low as they are based on readily available FM radio components. Dual-mode devices are being built that combine other communication technologies with satellite technology and will be offered to the market at what we believe will be competitive prices.
- *Solutions and technology provider.* We can provide customers with complete end-to-end solutions focused on "cold chain" management to proactively monitor, manage and remotely control refrigerated transport assets using cellular and satellite wireless technology. These solutions can be used by customers to monitor and control other non-refrigerated transportation and intermodal assets. These solutions can also be used by us to create a global technology platform to transfer capabilities across new and existing vertical markets and deliver complementary products to our channel partners and resellers worldwide. We believe this will help drive new subscribers to our global communications network. We also expect to leverage these capabilities with other resellers to continue to drive down development cycle time and enhance the end user experience, and build on benefits from our new satellite constellation.

Our Strategy

Our strategy is to leverage our business strengths and key competitive advantages to increase the number of, and revenue generated by, subscriber communicators activated on our M2M data communications system, both in existing and new markets. We believe that the service revenue associated with each additional subscriber communicator activated on our communications system will more than offset the low incremental cost of adding such subscriber communicator to our system and, as a result, positively impact our results of operations. We also provide services through major cellular providers' reseller agreements allowing customers to utilize other networks offering GSM and CDMA technologies to be integrated into their applications. We plan to continue to target multinational companies and government agencies to increase our penetration of what we believe is a significant and growing addressable market. Additionally, we will continue our efforts to expand our AIS satellite service customer base in the near term in order to capitalize on our satellite-based system for AIS services. To achieve our objectives, we are pursuing the following business strategies:

- *Expand our low cost, multi-channel marketing and distribution network of resellers.* We intend to increase further the number of resellers that develop, market and implement their applications together with our communications services and subscriber communicators to end-users. We are also focused on increasing the number of OEM and distributor relationships with leading companies that own, manage, or operate fixed or mobile assets. We are seeking to recruit resellers with industry knowledge to develop applications that could be used for industries or markets that we do not currently serve. Resellers invest their own capital developing applications compatible with our system, and they typically act as their own agents and systems integrators when marketing these applications to end-users, without the need for significant investment by us. As a result, we have established a low cost marketing and distribution model that is both easily scalable by adding resellers or large-scale asset deployers, and allows us to penetrate markets without incurring substantial research and development costs or sales and marketing costs.

- *Expand our international markets.* Our international growth strategy is to open new markets outside the United States by obtaining regulatory authorizations and developing markets for our M2M data communications services to be sold in regions where the market opportunity for our OEM customers and resellers is greatest. We are currently authorized to provide our data communications services in over 100 countries and territories in North America, Europe, South America, Asia, Africa, and Australia, directly or indirectly through our multiple international licensees and country representatives. We are currently working with IVARs who, generally, subject to certain regulatory restrictions, have the right to market and sell their applications anywhere our communications services are offered. We seek to enter into agreements with strong distributors in each region. Our regional distributors, which include subsidiary companies, country representatives and international licensees, obtain the necessary regulatory authorizations and develop local markets directly or by recruiting local VARs. In some international markets where distribution channels are in the early stages of development, we seek to bring together VARs who have developed well-tested applications with local distributors to create localized solutions and accelerate the adoption of our M2M data communications services. In addition, we have made efforts to strengthen the financial positions of certain of our regional distributors, including several who were former licensees of the Predecessor Company, through restructuring transactions whereby we obtained greater operating control over such regional distributors. We believe that by strengthening the financial condition of, and our operating control over, these established regional distributors, they will be better positioned to promote and distribute our products and services and enable us to achieve our market potential in the relevant regions.

- *Further reduce subscriber communicator costs and improve functionality of communicators.* We are working with our subscriber communicator manufacturers to further reduce the cost of our subscriber communicators, as well as to develop technological advances, including further reductions in size, improvements in power management efficiency, increased reliability, and enhanced capabilities to capitalize on our investment in our next-generation satellites. Our ability to offer our customers less expensive subscriber communicators that are smaller, more efficient and more reliable is key to our ability to provide a complete low cost solution to our customers and end-users. Additionally, some suppliers have been developing a dual-mode device that will allow customers to integrate both a satellite and terrestrial communication component into a single device.

- *Reduce network latency.* We expect to reduce the time lags in delivering messages and data, or network latency, in most regions of the world following the successful launch of our next-generation satellites. We believe this will improve the quality and coverage of our system and enable us to increase our customer base.

- *Introduce new features and services.* We will continue to develop and introduce new features and services to expand our customer base and increase our revenues. For example, as a result of providing terrestrial-based cellular communication services, our customers are now able to integrate in their applications a terrestrial communications device that will allow them to add messages, including data intensive messaging from combined satellite and cellular technologies. We have upgraded the technology capabilities of our network operations center to deliver both satellite and terrestrial messages through our ground infrastructure to the ultimate destination. We believe that subscriber communicator technology advances, such as dual-mode devices, will broaden our addressable market by providing attractive combinations of bandwidth and coverage at a reasonable price. Dual-mode devices combine a satellite subscriber communicator with a cellular network subscriber communicator for higher bandwidth applications not typical of ORBCOMM's applications. Dual-mode devices can also be used as a back channel service for terrestrial or satellite-based broadcast-only networks.

- *Expand AIS services.* The two AIS microsatellites we operate have been providing full commercial AIS data service to us since December 2011 and February 2012. In addition, all of our 17 next-generation satellites currently under construction will have AIS capability. AIS is a shipboard broadcast system that transmits a vessel's identification and position to aid navigation and improve maritime safety. Current terrestrial-based AIS systems provide only limited shore coverage and are not able to provide global open ocean coverage. Using our satellite communications system, customers have access to AIS data with coverage over open oceans well beyond coastal regions in a cost effective and timely fashion. Further, we intend to continue working with system integrators and maritime information service providers for value-added service and to facilitate the sales and distribution of AIS data. We will continue to work with additional candidates to address the various market sectors for AIS data.

- *Provide comprehensive technical support, customer service and quality control.* We provide our customers support for training, integration and testing in order to assist our VARs and other distributors in the roll-out of their applications and to enhance end-user acquisition and retention. We provide our VAR and OEM customers with access to customer support technicians. We also deploy our technicians to our VAR and OEM customers to facilitate the integration of our M2M data communications system with their applications during the planning, development and implementation processes and to certify that these applications are compatible with our system. Our support personnel include professionals with application development, in-house laboratory, and hardware design and testing capabilities.
- *Providing solutions and reducing time-to-market with technology investments.* We invest in products and services to provide customers with complete end-to-end solutions to proactively monitor, manage and remotely control their refrigerated and other transport assets. We intend to market the services through direct and indirect sales channels as well as leverage our international distribution channels to introduce these solutions to markets outside of North America, greatly expanding the addressable market reach. We will continue to invest in the products and services to further our competitive technology advantage in asset management solutions and leverage our relationships, scale and purchasing volumes to improve manufacturing efficiencies and reduce costs. We endeavor to use these solutions and subsequent investments in solutions and communications technology to create global technologies that can be transferred across new and existing vertical markets and deliver complementary services and products to our channel partners and resellers worldwide to drive new subscribers to our global communications network.

Industry Overview

Increasingly, businesses and governments face the need to track, control, monitor and communicate with fixed and mobile assets that are located throughout the world. At the same time, these assets increasingly incorporate microprocessors, sensors and other devices that can provide a variety of information about the asset's location, condition, operation and environment and are capable of responding to external commands and queries. As these intelligent devices proliferate, we believe that the need to establish two-way communications with these devices is greater than ever. The owners and operators of these intelligent devices are seeking low cost and efficient communications systems that will enable them to communicate with these devices.

We operate in the machine-to-machine and telematics, or M2M, industry, which includes various types of communications systems that enable intelligent machines, devices and fixed or mobile assets to communicate information from the machine, device or fixed or mobile asset to and from back-office information systems of the businesses and government agencies that track, monitor, control and communicate with them. These M2M data communications systems integrate a number of technologies and cross several different industries, including computer hardware and software systems, positioning systems, terrestrial and satellite communications networks and information technologies (such as data hosting and report generation).

There are three main components in any M2M data communications system:

- *Fixed or mobile assets.* Intelligent or trackable assets include devices and sensors that collect, measure, record or otherwise gather data about themselves or their environment to be used, analyzed or otherwise disseminated to other machines, applications or human operators and come in many forms, including devices and sensors that:
  - Report the location, speed and fuel economy data from trucks and locomotives;
  - Monitor the location, condition and environmental factors of trailers, railcars and marine shipping containers;
  - Report operating data and usage for heavy equipment;
  - Monitor fishing vessels to enforce government regulations regarding geographic and seasonal restrictions;
  - Report energy consumption from a utility meter;
  - Monitor corrosion in a pipeline;
  - Monitor levels in liquid, gas and materials storage tanks;
  - Measure water delivery in agricultural pipelines; and
  - Monitor environmental conditions in agricultural facilities.
- *Communications network.* The communications network enables a connection to take place between the fixed or mobile asset and the back-office systems and users of that asset's data. The proliferation of terrestrial and satellite-based wireless networks has enabled the creation of a variety of M2M data communications applications. Networks that are being used to deliver M2M data include terrestrial communications networks, such as cellular, radio paging and WiFi networks, and satellite communications networks, utilizing low-Earth-orbit or geosynchronous satellites.
- *Back-office application or user.* Data collected from a remote asset is used in a variety of ways with applications that allow the end-user to track, monitor, control and communicate with these assets with a greater degree of control and with much less time and expense than would be required to do so manually.

Market Opportunity

Commercial transportation and supply chain management

Large trucking and trailer leasing companies require applications that report location, engine diagnostic data, driver performance, fuel consumption, compliance, rapid decelerations, fuel taxes, driver logs and zone adherence in order to manage their truck fleets more safely and efficiently and to improve truck and trailer utilization.

Truck and trailer fleet owners and operators, as well as truck and trailer OEMs, are increasingly integrating M2M data communications systems into their trucks and trailers. As trucks and trailer tracking applications phase out the use of older analog cellular wireless networks, end-users will need to migrate to alternative communications systems and we expect that an increasing number of customers will be seeking long-term solutions for their M2M data communications needs as they make their replacement decisions. Trailer tracking represents a significantly larger potential market as we estimate that there are approximately three trailers to every truck. The trailer market also requires additional applications, such as cargo sensor reporting, load monitoring, control of refrigeration systems and door alarms. Future regulations may require position tracking of specific types of cargo, such as hazardous materials, and could also increase trailer tracking market opportunities. The railcar market also requires many of these same applications and many trailer applications using M2M data communications system can readily be translated to the railcar market.

Shippers and transportation companies which require refrigerated or cold chain transportation capabilities over rail, trucking or sea transport have an increasing need to track and monitor environmental conditions of cargo, and the market opportunity to control and monitor refrigeration systems is an important market. It is also one that could grow further if future regulations require these capabilities.

Heavy equipment

Heavy equipment fleet owners and leasing companies seeking to improve fleet productivity and profitability require applications that report diagnostic information, location (including for purposes of geo-fencing), time-of-use information, emergency notification, driver usage and maintenance alerts for their heavy equipment, which may be geographically dispersed, often in remote, difficult to reach locations. Using M2M data communications systems, heavy equipment fleet operators can remotely manage the productivity and mechanical condition of their equipment fleets, potentially lowering operating costs through preventive maintenance. OEMs can also use M2M applications to better anticipate the maintenance and spare parts needs of their customers, expanding the market for more higher-margin spare parts orders for the OEMs. Heavy equipment OEMs are increasingly integrating M2M data communications systems as standardized into their equipment at the factory or offering them as add-on options through certified after-market dealers.

Since the heavy equipment market is dominated by a small number of OEMs, M2M data communications service providers targeting this market segment focus on building relationships with these OEMs, such as Caterpillar, Komatsu, Hitachi and Volvo. There are also a number of manufacturers in large underserved markets such as Africa, India and China and a number of additional global brands that are being targeted. These regions, countries and brands represent a significant opportunity and ORBCOMM will continue its efforts to expand its reach by obtaining regulatory approval in additional markets.

Fixed asset monitoring

Companies with widely dispersed fixed assets require a means of collecting data from remote assets to monitor productivity, minimize downtime and realize other operational benefits, as well as managing and controlling the functions of such assets, for example, the remote operation of valves and electrical switches. M2M data communications systems can provide industrial companies with applications for automated meter reading, oil and gas storage tank monitoring, pipeline monitoring and environmental monitoring, which can reduce operating costs for these companies, including labor costs, fuel costs, and the expense of on-site monitoring and maintenance.

Electrical grid monitoring

Utilities are increasingly investing in efforts to better monitor power generation assets and distribution systems to protect assets and improve efficiency in power generation and delivery. This could represent a significant opportunity particularly with increased bandwidth through dual-mode capabilities.

Marine vessels

Marine vessels have a need for satellite-based communications due to the absence of reliable terrestrial-based coverage more than a few miles offshore. M2M data communications systems may offer features and functions to luxury recreational marine vessels and commercial fishing vessels, such as onboard diagnostics and other marine telematics, alarms, requests for assistance, security, location reporting and tracking, two-way messaging, catch data and weather reports. In addition, owners and operators of commercial fishing and other marine vessels are increasingly subject to regulations governing, among other things, commercial fishing seasons and geographic limitations, vessel tracking, safety systems, and resource management and protection using various M2M communications systems. Our investments in AIS also provide significant opportunity in the marine market.

Government and homeland security

Governments worldwide are seeking to address the global terror threat by monitoring land borders and hazardous materials, as well as marine vessels and containers. In addition, modern military and public safety forces use a variety of applications, particularly in supply chain management, logistics and support, which could incorporate our products and services. M2M communications systems can be used in applications to address infiltration across land borders, for example, monitoring seismic sensors placed along the border to detect incursions. Increasingly, there is a need to monitor maritime vessels for homeland security and M2M data communications systems could be used in applications to address homeland security requirements, such as tracking and monitoring these vessels and containers.

We expect to leverage our investment in AIS technology to resell AIS data collected by our network to other maritime services and governmental agencies which had been interrupted with the loss of our last quick-launch satellite towards the end of the fourth quarter of 2010. Further expansion of the AIS business had been driven by our AIS distribution agreements for commercial purposes, with resellers which are being reestablished with the successful deployment of the two new AIS microsatellites. We will continue to seek to expand our commercial activities with additional distribution partners in the future.

Consumer transportation

Automotive companies are seeking a means to address the growing need for safety systems in passenger vehicles and to broadcast a single message to multiple vehicles at one time. Within the automotive market, there is no single communications technology that satisfies the need for 100% coverage, high reliability and low cost. An example of an automotive safety application is a system that has the ability to detect and report the deployment of a vehicle's airbag, triggering the dispatch of an ambulance, tow truck or other necessary response personnel. The terrestrial cellular communications systems currently employed have substantial "dead zones", where network coverage is not available, and are difficult to manage globally. With emerging technology, satellite-based automotive safety systems may be able to provide near-real-time message delivery with minimal network latencies, thereby providing a viable alternative to cellular-based systems.

While our system currently has latency limitations which make it impractical for us to address this market fully, we believe that our existing network may be used with dual-mode devices, combining our subscriber communicators with communications devices for cellular networks, allowing our communications services to function as an effective back-up system by filling the coverage gaps in current cellular or wireless networks used in consumer transportation applications. In addition, we may undertake additional capital expenditures beyond our current capital plan in order to expand our satellite constellation and lower our latencies to the level that addresses the requirements of resellers and OEMs developing applications for this market if we believe the economic returns justify such an investment. We believe we can supplement our satellite constellation within the lead time required to integrate applications using our communications service into the automotive OEM product development cycle.

Products and Services

Our principal products and services are satellite-based data communications services and product sales from subscriber communicators. We also provide terrestrial-based cellular communications services, which consist of reselling airtime using cellular providers' wireless technology networks, and product sales from cellular wireless SIMS for use with devices or equipment that enable the use of the cellular providers' wireless networks for data communications.

Our communications services are used by businesses and government agencies that are engaged in tracking, monitoring, controlling, or communicating with fixed or mobile assets globally. Low cost, industrially-rated subscriber communicators are embedded into many different assets for use with our system. These products and services are combined with industry or customer specific applications developed by our VARs, which are sold to their end-user customers.

For our satellite-based data and terrestrial-based cellular communications services, we market to end users directly as well as utilize a cost-effective sales and marketing strategy of partnering with resellers such as VARs, IVARs and country representatives. These resellers, which are our direct customers, market to end users.

Satellite communications services

We provide global two-way M2M data communications services through our satellite-based system. We focus our communications services on narrowband data applications. These data messages are typically sent by a remote subscriber communicator through our satellite system to our ground facilities for forwarding through an appropriate terrestrial communications network to the ultimate destination.

Our system, typically combined with industry- or customer-specific applications developed by our resellers, permits a wide range of fixed and mobile assets to be tracked, monitored, controlled, and communicated with from a central point.

We derive subscription-based recurring revenue from our resellers typically based upon the number of subscriber communicators activated on, and the amount of data transmitted through, our communications system. Customers pay a range of monthly service charges to access our communications system (generally in addition to a one-time provisioning fee).

We also resell satellite services provided by a large geostationary satellite provider.

Terrestrial cellular communication services

These communication services include GSM and CDMA offerings that support higher bandwidth applications that are not typical for an ORBCOMM satellite application. These data messages are sent by SIMS, which are routed through the cellular providers' wireless networks to our ground facilities and forwarded to the ultimate destination in real time.

We derive subscription-based recurring revenue from resellers typically based upon the number of devices activated on, and the amount of data transmitted through, the cellular providers' wireless networks. Customers pay a range of monthly service charges to access our communications system (generally in addition to a one-time provisioning fee).

Satellite AIS data services

AIS is a shipboard broadcast system that transmits a vessel's identification and position to aid navigation and improve maritime safety. The International Maritime Organization has mandated the use of AIS on all Safety of Life at Sea (SOLAS) vessels, which are vessels over 300 tons. Current terrestrial-based AIS systems provide only limited shore-based coverage and are not able to provide global open ocean coverage. Using a satellite communications system, customers can gain access to AIS data well beyond coastal regions in a cost effective and timely fashion.

Transportation products and services

We provide customers complete end-to-end solutions to proactively monitor, manage and remotely control their refrigerated and other transport assets, including refrigerated trailers, rail cars and containers, generators that power refrigerated trailers ("gensets"), non-refrigerated trailers, rail cars, containers and inter-modal containers as well as chassis. The technology consists of remote data gathering devices and sensors that collect, measure, record or otherwise gather data about the assets or their environment; a communications network that is utilized to transmit data from the remote device to the back office application; and a back office application or user interface which allows the collection, analysis and dissemination of the data collected.

We derive product revenue from the initial and on-going sale of hardware that gathers and transmits data from remote assets. We also derive subscription based monthly recurring revenue from customers based on the use of the communications network.

The following table sets forth selected customers, representative applications and the benefits of such applications for each of our addressed markets:

Market	Select Customers/End-Users	Representative Applications	Key Benefits
Commercial transportation	• ID Systems • Volvo Construction Equipment • inthinc Technology Solutions Inc. • Locus Traxx	• Position, speed and heading reporting • Units diagnostic monitoring • Compliance/tax reporting • Cargo monitoring • Refrigerated systems control • Boundary (geofencing) notification	• Improve fleet productivity and profitability • Enable efficient, centralized fleet management • Ensure safe delivery of shipping cargo • Allow real-time tracking of unit maintenance requirements
Heavy equipment	• Caterpillar, Inc. • Hitachi Construction. Machinery Co., Ltd • Komatsu Ltd. • Volvo Construction Equipment • Doosan Infracore America	• Position reporting • Unit diagnostic monitoring • Usage tracking • Emergency notification	• Improve fleet productivity and profitability • Allow OEMs to improve planning and scheduling of preventative maintenance and spare parts needs of their customers
Fixed asset monitoring	• American Innovations, Ltd. • Automata, Inc. • ID Systems • Pioneer Hi-Bred International • High Tide Technologies	• Unit diagnostic monitoring • Usage tracking • Systems control • Automated meter reading • Cathodic Protection • Irrigation monitoring • Flow monitoring	• Provide method for managing, controlling, and collecting data from remote sites • Improve maintenance services productivity and profitability
Marine vessels	• Recreational boaters* • Skymate, Inc. • Atlantic Electronics • Commercial fishing fleets	• Position reporting • Two-way messaging • Unit diagnostic monitoring • Weather reporting	• Ensure vessel compliance with regulations • Create a low cost information channel to disseminate critical weather and safety information • Sea surface temperature reporting

Market	Select Customers/End-Users	Representative Applications	Key Benefits
Refrigerated Transportation	• Prime • CR England • Maersk Line • Hapag-Lloyd	• Remote refrigeration monitoring management and control • Inventory management and control • Asset utilization and fuel management systems	• Temperature compliance • Improved operational efficiencies and fuel savings • Food safety, quality and regulatory compliance
Government and homeland security/AIS	• National Oceanic and Atmospheric Administration* • NATO* • Lloyd's List Intelligence • IHS Global Ltd.	• Container tracking • Environmental monitoring • Satellite-based Automatic Identification System (AIS) data services • Border monitoring • Vehicle tracking • Vessel Tracking	• Provide efficient monitoring of changing environmental conditions • Address increasing need to monitor vessels in U.S. waters • Minimize security threats and secure border

* Represents an end-user from which we directly derive revenue through VARs or other resellers.

Subscriber communicators

Our subsidiaries ORBCOMM Japan and StarTrak, market and sell subscriber communicators directly to our customers. We also earn a one-time royalty fee from third parties for the use of our proprietary communications protocol, which enables subscriber communicators to connect to our M2M data communications system. To ensure the availability of subscriber communicators having different functional capabilities in sufficient quantities to meet demand, we have provided extensive design specifications and technical and engineering support to our manufacturers. In addition, because we maintain backwards compatibility, subscriber communicators produced by former manufacturers are still in use with our system today.

Wireless subscriber identity modules (SIMS)

Our subsidiary, ORBCOMM Terrestrial LLC, markets and sells cellular wireless subscriber identity modules, or SIMS, which are purchased from the cellular wireless providers and sold to resellers.

Customers

We market and sell our products and services directly to OEM and government customers and end-users and indirectly through VARs, IVARs, international licensees and country representatives. In 2012, Komatsu, Caterpillar and Hitachi accounted for 12.0%, 17.7% and 9.7% of our revenues, respectively.

Revenues in Foreign Geographic Areas

Revenues in Japan represented approximately 15%, 16% and 14% of our consolidated revenues in 2012, 2011 and 2010, respectively. No other foreign geographic area accounted for more than 10% of our consolidated revenues.

Sales, Marketing and Distribution

We generally market our satellite and terrestrial communications services through resellers (i.e.,VARs and internationally through IVARs, international licensees and country representatives). The following chart shows how our low cost, multi-channel distribution network is structured:



ORBCOMM
International Licensees
Country Representatives
Country Representatives
VARs
VARs
VARs
U.S. VARs
IVARs
End-Users

VARs and IVARs. We are currently working with a number of VARs and IVARs and seek to continue to increase the number of our VARs and IVARs as we expand our business. The role of the VAR or IVAR is to develop tailored applications that utilize our system and then market these applications, through non-exclusive licenses, to specific, targeted vertical markets. VARs and IVARs are responsible for establishing retail pricing, collecting airtime revenue from end-users and for providing customer service and support to end-users. Our relationship with a VAR or IVAR may be direct or indirect and may be governed by a reseller agreement between us, the international licensee or country representative, on the one hand, and the VAR or IVAR on the other hand, that establishes the VAR's or IVAR's responsibilities with respect to the business, as well as the cost of satellite service to the VAR or IVAR. VARs and IVARs are responsible for their own development and sales costs. VARs and IVARs typically have unique industry knowledge, which permits them to develop applications targeted for a particular industry or market. Our VARs and IVARs have made significant investments in developing ORBCOMM-based applications. These applications often require significant time and financial investment to develop for commercial use. By leveraging these investments, we are able to minimize our own research and development costs, increase the scale of our business without increasing overhead and diversify our business risk among many sales channels. VARs and IVARs pay fees for access to our system based on the number of subscriber communicators they have activated on the network and on the amount of data transmitted. VARs and IVARs are also generally required to pay a one-time fee for each subscriber communicator activated on our system and for other administrative charges. VARs and IVARs then typically bill end-users based upon the full value of the application and are responsible for customer care to the end-user.

Generally, subject to certain regulatory restrictions, the IVAR arrangement allows us to enter into a single agreement with any given IVAR and allows the IVARs to pay directly to us a single price on a single monthly invoice in a single currency for worldwide service, regardless of the territories they are selling into, thereby avoiding the need to negotiate prices with individual international licensees and country representatives. We pay our international licensees and country representatives a commission on revenues received from IVARs from each subscriber communicator activated in a specific territory. The terms of our reseller agreements with IVARs typically provide for a three-year initial term that is renewable for additional three year terms. Under these agreements, the IVAR is responsible for promoting their applications in their respective territory, providing sales forecasts and provisioning information to us, collecting airtime revenue from end-users and paying invoices rendered by us. In addition, IVARs are responsible for providing customer support.

International licensees and country representatives. We generally market and distribute our services outside the United States and Canada primarily through international licensees and country representatives. We rely on these third parties to establish business in their respective territories, including obtaining and maintaining necessary regulatory and other approvals, as well as managing local VARs. In addition, we believe that our international licensees and country representatives, through their local expertise, are able to operate in these territories in a more efficient and cost-effective manner. We currently have agreements covering over 100 countries and territories through our multiple international licensees and country representatives. As we seek to expand internationally, we expect to continue to enter into agreements with additional international licensees and country representatives, particularly in Asia and Africa. International licensees and country representatives are generally required to make the system available in their designated regions to VARs and IVARs.

In territories with multiple countries, it is typical for our international licensees to appoint country representatives. Country representatives are sub-licensees within the territory. They perform tasks assigned by the international licensee. In return, the international licensees are responsible for, among other things, obtaining the necessary regulatory approvals to provide our services in their designated regions, marketing and distributing our services in such regions and could include maintaining the necessary gateway earth stations within their designated regions.

Country representatives are entities that obtain local regulatory approvals and establish local marketing channels to provide ORBCOMM services in their designated countries. As a U.S. company, we are not legally qualified to hold a license to operate as a telecommunications provider in some countries and our country representative program permits us to serve many international markets. In some cases, a country representative enters into a joint venture with us. In other cases, the country representative is an independent entity that pays us fees based on the amount of airtime usage on our system. Country representatives may distribute our services directly or through a distribution network made up of local VARs.

Subject to certain limitations, our service license agreements grant to the international licensee, among other things, the exclusive right (subject to our right to appoint IVARs) to market services using our satellite system in a designated region and a limited right to use certain of our proprietary technologies and intellectual property.

International licensees and country representatives who are appointed by us pay fees for access to the system in their region based on the number of subscriber communicators activated on the network in their territory and the amount of data transmitted through the system. We may adjust pricing in accordance with the terms of the relevant agreements. We pay international licensees and country representatives a commission based on the revenue we receive from IVARs that is generated from subscriber communicators that IVARs activate in their territories.

We have entered into or are negotiating new service license or country representative agreements with several international licensees and country representatives, respectively, including former licensees of the Predecessor Company and new groups consisting of affiliates of former licensees of the Predecessor Company. Until new service license agreements are in place, we will operate in those regions where a licensee has not been contracted either pursuant to letters of intent entered into with such licensee or pursuant to the terms of the original agreements with the Predecessor Company, as is currently the case in Morocco. There can be no assurance we will be successful in negotiating new service license or country representative agreements.

Competition

Currently, we are the only commercial provider of below 1 GHz band, or little LEO, two-way data satellite services optimized for narrowband. However, we are not the only provider of data communication services, and we face competition from a variety of existing and proposed products and services. Competing service providers can be divided into three main categories: terrestrial tower-based, low-Earth orbit mobile satellite and geostationary satellite service providers.

Terrestrial tower-based networks

While terrestrial tower-based networks are capable of providing services at costs comparable to ours, they lack seamless global coverage. Terrestrial coverage is dependent on the location of tower transmitters, which are generally located in densely populated areas or heavily traveled routes. Several data and messaging markets, such as long-haul trucking, railroads, oil and gas, agriculture, utility distribution, and heavy construction, have significant activity in sparsely populated areas with limited or no terrestrial coverage. In addition, there are many different terrestrial systems and protocols, so service providers must coordinate with multiple carriers to enable service in different coverage areas. In some geographic areas, terrestrial tower-based networks have gaps in their coverage and may require a back-up system to fill in such coverage gaps. We have entered into re-seller agreements with several major cellular wireless providers in the U.S. and the rest of the world to provide terrestrial communications services to our customers who want these services, in either single mode or dual mode configurations, using the wireless communications networks of these cellular wireless providers.

Low-Earth orbit mobile satellite service providers

Low-Earth orbit mobile satellite service providers operating above the 1 GHz band, or big LEO systems, can provide data connectivity with global coverage that can compete with our communications services. To date, the primary focus of big LEO satellite service providers has been primarily on circuit-switched communications tailored for voice traffic, which, by its nature, is less efficient for the transfer of short data messages because they require a dedicated circuit that is time and bandwidth intensive when compared to the amount of information transmitted. However, big LEO satellite service providers have shifted their focus more on M2M data communications. These systems entail significantly higher costs for the satellite fleet operator and the end-users. Our principal big LEO mobile satellite service competitors are Globalstar, Inc. and Iridium Communications Inc.

Geostationary satellite service providers

Geostationary satellite system operators can offer services that compete with ours. Certain pan-regional or global systems (operating in the L or S bands), such as Inmarsat plc, are designed and licensed for mobile high-speed data and voice services. However, the equipment cost and service fees for narrowband, or small packet, data communications with these systems is significantly more expensive than for our system. Some companies, such as the OmniTracs subsidiary of QUALCOMM Incorporated, which uses SES's satellites (operating in C and Ku bands), have developed technologies to use their bandwidth for mobile applications. We believe that the equipment cost and service fees for narrowband data communications using these systems are also significantly higher than ours, and that these geostationary providers cannot offer global service with competitive communications devices and costs. In addition, these geostationary systems have other limitations, such as requiring a clear line of sight between the communicator equipment and the satellite, are affected by adverse weather or atmospheric conditions, and are vulnerable to catastrophic single point failures of their satellites with limited backup options. We have an agreement to resell satellite airtime service provided by a geostationary satellite operator.

Research and Development

We are able to minimize our research and development costs by leveraging the investments made by our VARs and IVARs. See "Sales, Marketing and Distribution". We have incurred no research and development costs in 2012 and 2011.

Backlog

We have "pre-bill backlog", which represents subscriber communicators activated at the customer's request for testing prior to putting the units into actual service, was 94,367 units as of December 31, 2012, as compared with a pre-bill backlog of 75,861 as of December 31, 2011. We believe that the majority of units that comprise our pre-bill backlog will be billable within a one-year period. We are not able to determine pre-bill backlog in dollars because the service costs for each subscriber communicator varies by customer.

Orbcomm Communications System

Overview

Our data communications services are provided by our proprietary two-way satellite system, which is designed to provide "near-real-time" and "store-and-forward" communication to and from both fixed and mobile assets around the world. We also provide terrestrial cellular wireless data communications services through reseller agreements with cellular wireless providers. In addition, we provide AIS data services and high-performance, vertically integrated wireless information technology applications and solutions for the global transportation and maritime markets.

Our system has four operational components:

- The space component, which consists of a constellation of 26 operational satellites for M2M data, in multiple orbital planes between 435 and 550 miles above the Earth (four primary planes of five to eight satellites each) operating in the VHF band and leased capacity on two AIS microsatellites operating in two orbital planes (one polar plane and one equatorial plane);
- The ground and control component, which consists of fifteen gateway earth stations, three AIS data reception earth stations, three regional gateway control centers all collocated in our US based data center, a network control center in Dulles, Virginia including a redundant backup data center in the state of Washington, through which data sent to and from satellite subscriber communicators are routed, including a communications node for terrestrial services through which data sent to and from terrestrial units are routed;
- The subscriber component, which consists of satellite subscriber communicators and cellular terrestrial units, or wireless modems incorporating SIMS used by end-users to transmit and receive messages to and from their assets and our system; and
- The end-user component, which consists of AIS data services and wireless GPS tracking, monitoring, two way command and control, analytics for fleets of refrigerated trailers, trucks and railcars. Specialized data feeds are established through our application gateway interface to third party dispatch systems and proprietary customer software applications to provide customers data and analytics from telematics products and specialized sensors.

The data generated by our customer base typically comes from application-tailored, end-user developed software. The data may be transferred to either a subscriber communicator (or "SC"), or a terrestrial GPRS-based wireless device using a SIM on the partner cellular provider's network. In the case of the satellite subscriber communicator selection, data is encapsulated and transmitted to the next satellite that comes into view in "near real-time" (see below). The data is then routed by the satellite to the next gateway earth station (or "GES") that it successfully connects to, which in turn forwards it to the ORBCOMM gateway control center, or "GCC". Within the GCC, the data is processed, safe-stored, and forwarded to its ultimate destination and, if requested, an acknowledgment to the satellite subscriber communicator that the message content has been received is transmitted back to the SC. In the case of a GPRS-based device, circuit-switched data is routed through the partner carrier's network via VPN to the ORBCOMM GCC, and forwarded to its ultimate destination in real time. The destination for transferred data may be another SC, SIM, a corporate resource management system, any personal or business Internet e-mail address, a pager or a text message-capable cellular phone, or any combination of the above. In addition, data can be sent in the reverse direction (a feature which is utilized by many applications to remotely control assets) using similar methods. ORBCOMM has value added servers to facilitate easy integration of this capability providing a standard API interface for M2M communications.

When a satellite is in view of and connected to a GES at the time it receives data from a subscriber, a transmission is in"near-real-time" mode. In this mode, the data as a message unit is passed in a session from a subscriber communicator via a satellite to a GES that transmits the message to the GCC. In contrast, when a satellite is not immediately in view of a GES, the satellite switches to a store-and-forward mode to accept data in a "GlobalGram" format. GlobalGrams are short messages (consisting of data of up to approximately 120 bytes), and are stored in a satellite until it can connect through a GES to the control center. The automatic mode-switching capability between near-real-time service and GlobalGram service allows the satellite network to be readily available to most satellite subscriber communicators for messaging worldwide regardless of their geographic location.

End-user data can be delivered by the gateway control center in a variety of formats. Communications options include private and public communications links to the control center, such as standard Internet, dedicated telecommunications company circuits, and VPN-based transports using dedicated IPSec or SSL mechanisms, or on demand security. Data can also be received via standard eSMTP e-mail protocol with delivery acknowledgement as requested, or via our Internet protocol gateway interface in HTML and XML formats. Wherever possible, our system makes use of existing, mature technologies, and conforms to internationally accepted standards for electronic mail and web technologies. For wireless-based applications, the ORBCOMM and terrestrial carrier "Access Point Name" (or "APN") network provides the flexibility for developers to control the end-to-end connectivity as needed for their applications, using customizable TCP, UDP, and SMS services — including "shoulder-tap", and SMTP to SMS, and HTTP/XML to SMS interfaces as well as both public and private DNS services for both the wireless devices and the back office integration (real-time lookup of device IP via DNS). This allows existing legacy applications to be easily retrofit and completely new system designs to be implemented to integrate existing as well as new end-user business applications quickly and effectively.

End-user solutions include products and services that provide GPS tracking, monitoring, and full two-way control for the transportation industry including refrigeration units, rail cars, generators, trailers and containers. We are formally approved by both Carrier Transicold and Thermo King as a licensed provider of two-way communications solutions that are fully integrated with their refrigerated unit microprocessors. The StarTrak network also provides for data integration with customer shipping system, leading to state-of-the-art integration of shipment planning, real-time GPS location and asset condition status. The network delivers immediate alarm notifications via cell phone SMS messaging and/or e-mail to local responsible parties identified on the dispatch order. Ultimately, the networks powerful centralized management and distributed notification capabilities provide customers assurance that their shipment arrives at destination, at specified quality levels.

System Status

Next-Generation Satellite Launch

On May 5, 2008, we entered into a procurement agreement with Sierra Nevada Corporation ("SNC") to construct our eighteen low-earth-orbit next-generation satellites. SNC will also provide launch support services, a test satellite (excluding the mechanical structure), a satellite software simulator and the associated ground support equipment. The total contract price is $117 million, subject to reduction upon failure to achieve certain in-orbit operational milestones with respect to the initial satellites or if the pre-ship reviews of each shipset are delayed more than 60-120 days after the specified time periods described below. We have agreed to pay SNC up to $1.5 million in incentive payments for the successful operation of the initial eighteen satellites five years following the successful completion of in-orbit testing for the third shipset of eight satellites.

On August 31, 2010, we entered into two task order agreements with SNC in connection with the procurement agreement dated May 5, 2008. Under the terms of the launch vehicle changes task order agreement, SNC will perform the activities to launch eighteen of our next-generation satellites on a SpaceX Falcon 1e or Falcon 9 launch vehicle. The total price for the launch activities is cost reimbursable up to $4.1 million less a credit of $1.5 million, which services are cancellable by us with the unused credit applied to other activities under our agreement with SNC. Under the terms of the engineering change requests and enhancements task order agreement, SNC will design and make changes to each of the next-generation satellites in order to accommodate an additional payload-to-bus interface. The total price for the engineering changes requests is cost reimbursable up to $0.3 million. Both task order agreements are payable as the services are performed, provided that with respect to the launch vehicle changes task order agreement, the credit in the amount of $1.5 million will first be deducted against amounts accrued thereunder until the entire balance is expended.

On August 23, 2011, we entered into an amendment to the procurement agreement which amends certain terms of the procurement agreement dated May 5, 2008 and supplements or amends five separate task order agreements.

The amendment modifies the milestone payment schedule under the procurement agreement but does not change the total contract price (excluding optional satellites and costs under the task order agreements) of $117 million and indefinitely extends the deadline to exercise options at a cost plus fixed fee basis to order additional next-generation satellites if the market demands such an increase or if lower latencies are required or to mitigate a launch failure. Payments under the amendment extend into the second quarter of 2014, subject to SNC's successful completion of each payment milestone.

On July 3, 2012, we entered into a task order agreement with SNC in connection with the procurement agreement dated May 5, 2008 to conduct a design feasibility and cost proposal study to allow for in-orbit changes to the satellites communications system. The outcome of this task would confirm the software and hardware design feasibility and provide a cost proposal to implement the changes. The total price for this change is a cost plus fixed fee up to $0.5 million.

On August 28, 2009, we entered into our original commercial launch services agreement with Space Exploration Technologies Corp. ("SpaceX") for $46.6 million to provide launch services using multiple SpaceX Falcon 1e launch vehicles for the carriage into low-Earth-orbit of 18 next-generation satellites (the "Falcon 1e Agreement"). Subsequent to entering the Falcon 1e Agreement, SpaceX suspended production of the Falcon 1E launch vehicle but have honored their commitment to launch 18 next-generation satellites on Falcon 9 launch vehicles. Two new launch service agreements have been entered into with SpaceX; the first new launch services agreement was completed on September 21, 2012, to launch a single next-generation prototype satellite as a secondary payload. The total price under this secondary payload LSA was $4.0 million of the original $46.6 million.

The launch of the next-generation prototype satellite occurred on October 7, 2012 as a secondary mission payload on the Cargo Re-Supply Services (CRS-1) mission. The prototype satellite was deployed into a lower orbit as the result of a pre-imposed safety check required by NASA that caused the satellite to de-orbit in just over fifty hours from launch. The safety check was designed to protect the International Space Station and its crew. Had we been the primary payload on this mission, as planned for the upcoming launches, we believe the prototype satellite would have reached the desired orbit. Notwithstanding the shortened life of the prototype satellite, we made significant strides in testing various hardware components including successful solar array and antenna deployments, power systems, attitude control, thermal and data handling. The unique communications payload, which incorporates a highly reprogrammable software radio with common hardware for both gateway and subscriber messaging, also functioned as expected. These verification successes achieved from the prototype satellite validated the next-generation satellite technology operates as designed before launching the full constellation of next-generation satellites. On December 7, 2012, we received $10.0 million from our insurer in connection with the settlement of an insurance claim arising from the loss of the next-generation prototype satellite, which represented the full amount recoverable under the insurance policy.

On December 21, 2012, we entered into a second new LSA (the "Falcon 9 Agreement") with SpaceX pursuant to which SpaceX will provide launch services (the "Launch Services") for the carriage into low-Earth-orbit for the remaining next-generation satellites. Under the Falcon 9 Agreement, SpaceX will also provide us satellite-to-launch vehicle integration and launch support services, as well as certain related optional services. The total price under the Falcon 9 Agreement (excluding any optional services) is $42.6 million the amount remaining from the original $46.6 million, subject to certain adjustments, which reflects pricing agreed under the Falcon 1e Agreement. The amounts due under the Falcon 9 Agreement are payable by us in installments from the date of execution of the Falcon 9 Agreement through the performance of each Launch Service. The Falcon 9 Agreement anticipates that the Launch Services will be performed between the second quarter of 2013 and the second quarter of 2014, subject to certain rights of us and SpaceX to reschedule the Launch Services as needed.

Either we or SpaceX may postpone and reschedule either Launch Service based on satellite and launch vehicle readiness, among other factors, subject to the payment of certain fees by the party requesting or causing the delay following 6 months of delay with respect to either of the two Launch Services.

On December 21, 2012, we entered into a Termination Agreement (the "Termination Agreement") with SpaceX pursuant to which the Falcon 1e Agreement was terminated upon the execution and delivery of the Falcon 9 Agreement described above. The Termination Agreement provides that each party releases the other party from and against any claims or liabilities relating to the Falcon 1e Agreement.

Through a series of launches, we intend to replenish the existing constellation of satellites with 17 next-generation satellites with increased communications capabilities and our AIS payload.

AIS Microsatellites

On September 28, 2010, we entered into an AIS Satellite Deployment and License Agreement (the "AIS Satellite Agreement") with OHB-System AG ("OHB") pursuant to which OHB, through its affiliate Luxspace Sarl would (1) design, construct, launch and in-orbit test two AIS microsatellites and (2) design and construct the required ground support equipment. Under the AIS Satellite Agreement, we obtained exclusive licenses for all data (with certain exceptions as defined in the AIS Satellite Agreement) collected or transmitted by the two AIS microsatellites (including all AIS data) during the term of the AIS Satellite Agreement.

One AIS microsatellite was launched in October 2011 and the second was launched in January 2012.

First Generation Satellite Health

Our satellite fleet was generally put into service in the late 1990s and through certain operational and software updates have exceeded the estimated operating life of approximately nine to twelve years. As part of this on-going effort to improve the longevity and performance of the first generation satellites, we periodically make changes to the operating parameters and software on-board the satellites. The primary method to extend the satellite lifetime is to reduce the stress on the power subsystem by reducing the subscriber transmit power or using the Gateway transmitter for messaging. These power saving techniques reduce the satellites communications capability which can result in longer latencies for customers. In December 2012, we modified a part of software on board satellites to improve messaging throughput when the satellite uses the Gateway Transmitter for messaging services resulting in over 40% increase in throughput. Our satellite availability, or the percentage of time that an operational satellite is available to pass commercial traffic, was 90.1% in 2012. Twenty of the operational satellites have aggregate average availability over 98.4%. With the high probability of several satellites in view at any one time, especially in the primary coverage area, and the constant motion of the satellites, the time an operational satellite is unavailable is relatively insignificant. We consider a satellite "operational" unless it can no longer provide any communications service, and we determine that further recovery efforts are not expected to return it to service.

In October 2012, one of the first-generation satellites experienced an anomaly that resulted in loss of contact with that satellite. The most likely cause of this anomaly was a component failure that impacted the satellites ability to transmit a communication signal to the Gateway Earth Stations. We do not expect the absence of this satellite to materially affect our business. The satellite was fully depreciated.

Due to our satellite constellation architecture, which consists of numerous independent satellites, our space component is inherently redundant and service quality is not significantly affected by an individual satellite failure, although service quality could be significantly affected by multiple satellite failures. Our system has experienced gradual degradation over time, primarily due to battery capacity reduction. We have and expect to continue to develop operational procedures to minimize the impact for providing messaging services with degraded batteries.

Gateway Health

The gateway earth stations in the United States and internationally are performing well. We continue to perform hardware and software upgrades which have improved the availability of the gateway earth stations. In 2011, we completed design and testing of a new gateway modem that will improve messaging throughput. Ten new modems have been installed and additional modems will be installed in the remaining gateway earth stations in conjunction with the aforementioned upgrades. Our gateway control center systems, which are located in a data center near our Dulles, have with an availability of over 99.5% on a month to month basis for 2012.

Network Capacity

We continue to conduct analyses to investigate the utilization of our communication channels. Various metrics were used in evaluating the different elements of the communication protocol. The efficiency of the satellites' random access subscriber receivers is measured as a ratio of successfully received inbound communication packets to the number of assignments made to subscriber communicators. From 2006 through 2012, a number of improvements were made to raise and maintain this performance ratio and substantial increase throughput capability. Also significant increases to the subscriber reservation capacity were made increasing reservation receiver capacity. As we implement power saving techniques described above, the overall network capacity is reduced but the power saving techniques are primarily used in nighttime operations where the messaging demand is lower. It should be noted that failed messaging transactions do not result in lost messages, but do require subscriber communicators to re-initiate message transmissions, which could translate into message delays.

Regulation of Our System in the United States

FCC authorization

Any entity seeking to construct, launch, or operate a commercial satellite system in the United States must first be licensed by the U.S. Federal Communications Commission ("FCC"). ORBCOMM License Corp., a wholly owned subsidiary of ours, holds the satellite constellation license originally issued to ORBCOMM Global L.P. in 1994 (which we refer to as the Space Segment License). ORBCOMM License Corp. also holds additional FCC licenses to: (1) operate four United States gateway earth stations; and (2) deploy and operate up to 1,000,000 satellite subscriber communicators in the United States.

Our current Space Segment License authorizes the continuing operation of the first generation ORBCOMM satellites, the construction, launch and operation of the ORBCOMM next-generation satellites, and any required construction, launch and operation during the term of the license of additional technically identical replacement satellites. Based on changed circumstances relating among other things to launch vehicle availability, we have an application pending before the FCC to modify our Space Segment License to accommodate revisions to our next-generation satellite deployment plan for the remaining seventeen next-generation satellites that SNC is currently producing.

We believe that our system is currently in full compliance with all applicable FCC rules, policies, and license conditions. We also believe that we will continue to be able to comply with all applicable FCC requirements, but we cannot assure you that it will be the case. Although the FCC has been positively disposed thus far towards granting our applications for license modifications, there can be no assurance that the FCC will in fact grant our currently pending application to modify the Space Segment License to accommodate our revised next-generation satellite deployment plan. Additionally, there can be no assurance that, to the extent that any other modification of our FCC licenses may be required in the future to address changed circumstances, that any related FCC applications we may file will be granted on a timely basis, or at all. If the FCC does not grant any future application we file to modify one or more of our licenses, or if we fail to satisfy any of the conditions of our FCC licenses, or if the FCC revokes or fails to renew one or more of our FCC licenses, or any such circumstance could have a material adverse impact on our business. Finally, our business could be adversely affected by the adoption of new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment.

License renewal

The current fifteen-year term of our Space Segment License expires in April 2025, and the renewal application must be filed between 30 and 90 days prior to end of the twelfth year of the current license term (*i.e.*, between 30 and 90 days prior to April 2022). The current FCC licenses for the United States gateway earth stations and subscriber communicators expire on May 17, 2020 and June 12, 2020, respectively, and the renewal applications must be filed between 30 and 90 days prior to expiration. Although the FCC has been positively disposed thus far towards granting our applications for license renewals, there can be no assurance that the FCC will in fact renew our FCC licenses in the future.

FCC license conditions

We believe that our system is currently in full compliance with all applicable FCC rules, policies, and license conditions. We also believe that we will continue to be able to comply with all applicable FCC requirements, although we cannot assure you that it will be the case.

Under the FCC's current rules and policies relating to little LEO licensing, access in the United States to certain portions of the uplink and downlink spectrum assigned to our system was made subject to possible future spectrum sharing arrangements with one or more other little LEO systems, if such systems are proposed, and then authorized by the FCC. However, there are currently no other FCC little LEO licensees authorized in our spectrum. While other entities could seek to be licensed in the little LEO service by the FCC, to our knowledge no new applications have been submitted to date. If any one or more new entities are licensed and do in fact proceed with system deployment in accordance with the previously established FCC requirements, we believe that there would be no material adverse effect on our system operations, although we cannot assure you it will be the case.

Non-common carrier status

All of our system's FCC licenses authorize service provision on a "non-common carrier" basis. As a result, the system and the services provided thereby have been subject to limited FCC regulations, but not the obligations, restrictions and reporting requirements applicable to common carriers or to providers of Commercial Mobile Radio Services, or CMRS. There can be no assurance, however, that in the future, we will not be deemed by the FCC to provide services that are designated common carrier or CMRS, or that the FCC will not exercise its discretionary authority to apply its common carrier or CMRS rules and regulations to us or our system. If this were to occur, we would be subject to FCC obligations that include record retention requirements, limitations on use or disclosure of customer proprietary network information and truth-in-billing regulations. In addition, we would need to obtain FCC approval for foreign ownership in excess of 25 percent and authority under Section 214 of the Communications Act of 1934, as amended, to provide international services. Finally, we would be subject to additional reporting obligations with regard to international traffic and circuits, and Equal Employment Opportunity compliance.

United States import and export control regulations

We are subject to U.S. import and export control laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, and we believe we are in full compliance with all such laws and regulations. We also believe that we have obtained all the specific authorizations currently needed to operate our business and believe that the terms of the relevant licenses are sufficient given the scope and duration of the activities to which they pertain.

Regulation of our System in Other Countries

Communications services

We, the relevant international licensee and/or the relevant international licensee's country representative in each country outside the United States must obtain the requisite local regulatory authorization before the commencement of service in that country. The process for obtaining the applicable regulatory authorization varies from country to country, and in some instances may require technical studies or actual experimental field tests under the direction and/or supervision of the local regulatory authority. Failure to obtain or maintain any requisite authorizations in any given country or territory could mean that services may not be provided in that country or territory.

Certain countries continue to require that some or all telecommunications services be provided by a government-owned or controlled entity. Therefore, under such circumstances, we may be required to offer our services through a government-owned or controlled entity.

As part of our international initiative, we are in the process of seeking or assessing the prospect of obtaining regulatory authority in other countries and territories, including China, India and Russia. Because our satellites are licensed by the FCC, the scope of the local regulatory authority in any given country or territory outside of the United States (with the exception of countries where gateway earth stations are located) is generally limited to the operation of subscriber communicator equipment, but may also involve additional restrictions or conditions. Based on available information, we believe that the regulatory authorizations obtained by us, our international licensees and/or their country representatives are sufficient for the provision of commercial services in the subject countries and territories, subject to continuing regulatory compliance. We also believe that additional local service provision authorizations may be obtained in other countries and territories in the near future.

Non-U.S. gateway earth stations

To date, in addition to those in the United States, gateway earth stations have been authorized and deployed in Argentina, Australia, Brazil, Curaçao, Italy, Japan, Kazakhstan, Malaysia, Morocco, South Africa, and South Korea. Gateway earth stations are generally licensed on an individual facility basis. This process normally entails radio frequency coordination within the country of operation for the specific frequencies to be used in the designated geographic location of the subject gateway earth station. This domestic frequency coordination is in addition to any international coordination that may be required, as determined by the proximity of the gateway earth station location to foreign borders (see "— International Regulation of Our System"). Based on the best available information, we believe that each of the above-listed gateway earth stations authorizations is sufficient for the provision of our commercial services in the areas served by the relevant facilities. We will need additional gateway earth station authorizations in other countries as we install additional gateway earth stations around the world.

Equipment standards

Each manufacturer of the applicable subscriber communicator is contractually responsible to obtain and maintain the governmental authorizations necessary to operate their subscriber communicators in each jurisdiction. Most countries generally require all radio transmission equipment used within their borders to comply with operating standards that may include specifications relating to required minimum acceptable levels for radiated power, power density and spurious emissions into adjacent frequency bands not allocated for the intended use. Technical criteria established by telecommunications equipment standards issued by the FCC and/ or the European Telecommunications Standards Institute, or ETSI, are generally accepted and/or closely duplicated by domestic equipment approval regulations in most countries. To the best of our knowledge, all current models of subscriber communicators comply with established FCC and ETSI standards.

International Regulation of our System

Our use of certain orbital planes and related system radio frequency assignments, as licensed by the FCC, is subject to the frequency coordination and registration process of the International Telecommunication Union, or ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite communications systems, the ITU maintains a Master International Frequency Register, or MIFR, of radio frequency assignments and their associated orbital locations. Each ITU member state (referred to as an administration) is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the ITU's Radio communication Bureau.

The FCC serves as the notifying administration for the United States and is responsible for filing and coordinating our allocated radio frequency assignments and associated orbital locations for the system with both the ITU's Radio Communication Bureau and the national administrations of other countries in each satellite's service region. While the FCC, as our notifying administration, is responsible for coordinating the system, in practice the satellite licensee is generally responsible for identifying any potential interference concerns with existing systems or those enjoying date priority and to coordinate with such systems. If we are unable to reach agreement and finalize coordination, the FCC would then assist with such coordination.

When the coordination process is completed, the ITU formally enters each satellite system's orbital and frequency use characteristics in the MIFR. Such registration notifies all proposed users of frequencies that the registered satellite system is protected from interference from subsequent or non-conforming uses by other nations. In the event disputes arise during coordination, the ITU's radio regulations do not contain mandatory dispute resolution or enforcement mechanisms and dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement voluntarily. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails.

The FCC has notified the ITU that our system was initially placed in service in April 1995 and that it has operated without any substantiated complaints of interference since that time. The FCC has also informed the ITU that our system has successfully completed its coordination with all countries other than Russia. We expect that we will successfully complete the ITU coordination process with Russia in the future, at which time the complete system will be formally registered in the MIFR. On September 27, 2007, the FCC transmitted an Advance Publication submission to the ITU relating to the Coast Guard demonstration satellite, the quick-launch satellites and the next-generation satellites; the first step in the international coordination process for our new satellites. If design modifications to future system satellites entail substantial changes to the frequency utilization by the subject system component(s), additional international coordination may be required or reasonably deemed advisable. However, we believe that ITU coordination can be successfully completed in all circumstances where such coordination is required, although we cannot assure you that we will successfully complete such ITU coordination. Failure to complete requisite ITU coordination could have a material adverse effect on our business. Regardless, to date, and to our best knowledge, the system has not caused harmful interference to any other radio system, or suffered harmful interference from any other radio system.

Intellectual Property

We use and hold intellectual property rights for a number of trademarks, service marks and logos for our system. We have one main mark — "ORBCOMM" — which is registered or is pending registration in approximately 125 countries. In addition, we currently have three issued patents and one patent application relating to various aspects of our system, and at any time we may file additional patent applications in the appropriate countries for various aspects of our system.

We believe that all intellectual property rights used in our system were independently developed or duly licensed by us, by those we license the rights from or by the technology companies who supplied portions of our system. We cannot assure you, however, that third parties will not bring suit against us for patent or other infringement of intellectual property rights.

Employees

As of December 31, 2012, we had 162 full-time employees. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage since our inception. We believe that our relationship with our employees is good.

Corporate Information

Our principal executive offices are located at 395 W. Passaic Street, Rochelle Park, New Jersey 07662, and our telephone number is (201) 363-4900. Our website is www.orbcomm.com and information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Our annual, quarterly, and other reports, and amendments to those reports can be obtained through the Investor Relations section of our website or from the Securities and Exchange Commission at www.sec.gov.

Executive Officers of the Registrant

Certain information regarding our executive officers is provided below:

Name	Age	Position(s)
Marc J. Eisenberg	46	Chief Executive Officer and President
Robert G. Costantini	53	Executive Vice President and Chief Financial Officer
John J. Stolte, Jr.	53	Executive Vice President — Technology and Operations
Christian G. Le Brun	45	Executive Vice President and General Counsel
Patrick A. Shay	49	Executive Vice President — Sales and Marketing

Marc J. Eisenberg is our Chief Executive Officer and President, a position he has held since March 31, 2008, and a member of our board of directors since March 7, 2008. From June 2006 to March 30, 2008 he was our Chief Operating Officer and from March 2002 to June 2006, he was our Executive Vice President, Sales and Marketing. He was a member of the board of directors of ORBCOMM Holdings LLC from May 2002 until February 2004. Prior to joining ORBCOMM, from 1999 to 2001, Mr. Eisenberg was a Senior Vice President of Cablevision Electronics Investments, where among his duties he was responsible for selling Cablevision services such as video and internet subscriptions through its retail channel. From 1984 to 1999, he held various positions, most recently as the Senior Vice President of Sales and Operations with the consumer electronics company The Wiz, where he oversaw sales and operations and was responsible for over 2,000 employees and $1 billion a year in sales. Mr. Eisenberg is the son of Jerome B. Eisenberg, our Chairman of the Board.

Robert G. Costantini is our Executive Vice President and Chief Financial Officer, a position he has held since October 2, 2006. From October 2003 until September 2006, he served as Chief Financial Officer, Senior Vice President and Corporate Secretary of First Aviation Services Inc., an aviation services company providing aircraft parts and maintenance services. From 1999 to 2003, Mr. Costantini was the Chief Financial Officer of FocusVision Worldwide, Inc., a technology company providing video transmission services. From 1986 to 1989, he was Corporate Controller and from 1989 to 1999 he was Vice-President — Finance of M.T. Maritime Management Corp., a global maritime transportation company. Mr. Costantini started his career with Peat Marwick, Mitchell & Co. Mr. Costantini is a Certified Public Accountant, Certified Management Accountant, and a member of the bar of New York and Connecticut.

John J. Stolte, Jr. is our Executive Vice President, Technology and Operations, a position he has held since April 2001. From January to April 2001, he held a similar position with ORBCOMM Global L.P. Mr. Stolte has over 20 years of technology management experience in the aerospace and telecommunications industries. Prior to joining ORBCOMM Global L.P., Mr. Stolte held a number of positions at Orbital Sciences Corporation from September 1990 to January 2001, most recently as Program Director, where he was responsible for design, manufacturing and launch of the ORBCOMM satellite constellation. From 1982 to 1990, Mr. Stolte worked for McDonnell Douglas in a number of positions including at the Naval Research Laboratory where he led the successful integration, test and launch of a multi-billion dollar defense satellite.

Christian G. Le Brun is our Executive Vice President and General Counsel, a position he has held since March 31, 2008. From April 2005 to March 30, 2008, Mr. Le Brun was our Senior Vice President and General Counsel. Prior to joining ORBCOMM, from 1999 to 2005, Mr. Le Brun was an attorney with Chadbourne & Parke LLP, where he oversaw a broad range of transactions, including mergers, acquisitions, divestitures, corporate restructurings and work-outs, as well as debt and equity financing arrangements involving publicly-held and private companies. In addition, from 1994 to 1999, he was a corporate attorney with Pullman & Comley, LLC. Mr. Le Brun is a member of the bar of New York.

Patrick A. Shay is our Executive Vice President, Sales and Marketing, a position he has held since December 3, 2012. Mr. Shay has 25 years of experience in the GPS and wireless markets. Most recently, he was Vice President and General Manager for DeLorme where he led the business for the company's InReach family of two-way personal satellite communications products. Prior to DeLorme, Mr. Shay served as Vice President and General Manager, Data Services at Iridium Communications where he led the newly created data service business. Mr. Shay has also held Vice President positions at Hughes Telematics, Sirius Satellite Radio and Rand McNally. He began his career with Motorola where he led the global sales team for the company's GPS and telematics business.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this Annual Report on Form 10-K are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

Risks Relating to Our Business

Ongoing global economic instability and uncertainty could adversely affect us.

The current climate of global economic instability and uncertainty negatively impacts customer confidence, increases market volatility and continues to impair general business activity. If these conditions continue or worsen, risks to us include:

- potential declines in revenues, profitability and cash flow due to reduced orders for our products and services, payment delays or other factors caused by economic challenges faced by our customers, end-users and prospective customers and end-users;
- potential adverse impacts on our ability and our customers' and vendors' ability to access credit and capital sources; and
- potential reprioritization by our customers, end-users and prospective customers and end-users of resources away from investments in capital improvements, equipment, vehicles or vessels which use our products and services including in the transportation market among other markets which use our products and services.

Any such impacts could have a material adverse effect on our business, financial condition, operating results and cash flow.

Our business plan depends on both increased demand for wireless M2M and AIS data communications products and services and our ability to successfully implement it.

Our business plan is predicated on growth in demand for M2M and AIS data services. Demand for such data products and services may not grow, or may even contract, either generally or in particular geographic markets, for particular types of services or during particular time periods. A lack of demand could impair our ability to sell products and services, develop and successfully market new products and services and could exert downward pressure on prices. Any decline in prices would decrease our revenues and profitability and negatively affect our ability to generate cash for investments and other working capital needs.

Our ability to successfully implement our business plan will also depend on a number of other factors, including:

- our ability to maintain and limit the effects of degradation of the health, capacity and control of our existing satellite network;
- the ability of our vendors to successfully and timely complete the design, build and launch of our next-generation satellites and related ground infrastructure, products and services and, once launched, our ability to maintain the health, capacity and control of such satellite constellation;
- the level of market acceptance and demand for our products and services, including our recently re-established AIS service;
- our ability to introduce innovative new products and services that satisfy market demand, including new service offerings on our next-generation satellites and dual-mode products and services;
- our ability to sell our products and services in additional countries;
- the ability of our OEMs, VARs and IVARs to market and distribute their products, services and applications effectively and their continued development of innovative and improved solutions and applications for our products and services;
- the effectiveness of our competitors in developing and offering similar services and products; and
- our ability to maintain competitive prices for our products and services and control costs.

We have incurred net losses through 2011 and may incur additional net losses in the future and as of December 31, 2012, we have an accumulated deficit of $68.0 million. We must increase our revenues to remain profitable.

We have had annual net losses since our inception, other than in fiscal year 2012, and as of December 31, 2012, we have an accumulated deficit of $68.0 million. Our future results will continue to reflect significant operating expenses, including expenses associated with expanding our sales and marketing efforts, maintaining the infrastructure to operate as a public company and the maintenance of existing gateway earth stations, terrestrial service components, satellite network ground facilities. The continued development of our business also will require additional capital expenditures for, among other things, the development, construction, launch and insurance for our next-generation satellites, and costs relating to the installation of additional gateway earth stations and associated satellite network ground facilities around the world, as well as the maintenance of existing gateway earth stations and satellite network ground facilities that we own and operate. In addition, we may acquire additional companies which may result in increases in intangible assets which are subject to amortization. Accordingly, as we make these capital and acquisition investments, our future results will include greater depreciation and amortization expense which reflect the full cost of acquiring these new assets and we may incur additional operating losses and net losses in the future.

In order to maintain profitability, we must continue to increase revenue. Revenue will depend on the success of our resellers and acceptance of our products and services by end-users in current markets, as well as in new geographic and industry markets. We may not be able to sustain such profitability, if achieved.

Our next-generation satellites or launch vehicles may not be completed on time, and the costs associated with the satellites or launch vehicles may be greater than expected.

We estimate that the aggregate costs associated with the design, building launch and insurance of our next-generation satellites and related infrastructure upgrades could be approximately $200 million, of which approximately $80.5 million has been paid. We may not complete our next-generation satellites and related infrastructure, products and services on time, on budget or at all. The design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost overruns. The deployment of our next-generation satellites may suffer from continued delays, interruptions or increased costs due to many factors, some of which may be beyond our control, including:

- non-performance or delays by third-party contractors, including the prime system contractor, the launch services provider and associated subcontractors;
- lower than anticipated internally generated cash flows;
- engineering or manufacturing performance falling below expected levels of output or efficiency;
- denial or delays in receipt of regulatory approvals or non-compliance with conditions imposed by regulatory authorities;
- the breakdown or failure of equipment or systems;
- the inability to license necessary technology on commercially reasonable terms or at all;
- use of a new, redesigned or unproven launch vehicle or the failure of the launch services provider to sustain its business;
- launch delays or failures or in-orbit satellite failures once launched or the decision to manufacture additional replacement satellites for future launches;
- labor disputes or disruptions in labor productivity or the unavailability of skilled labor;
- changes in project scope;
- additional requirements imposed by changes in laws; and
- severe weather or catastrophic events such as fires, earthquakes, storms or explosions.

If any of the above events occur, they could have a material adverse effect on our ability to continue to deploy our next-generation satellites and related infrastructure, products and services.

In addition, there can be no assurance that our internally generated cash flows will meet our current expectations or that we will not encounter increased costs. Among other factors leading to the uncertainty over our internally generated cash flows is the future demand for our AIS service or the products and services of our newly acquired businesses may be priced lower than our expectations. If available funds from borrowings and internally generated cash flows are less than we expect, our ability to maintain our network, design, build and launch our next-generation satellites and related ground infrastructure, develop new products and services, and pursue additional growth opportunities may be impaired, which could significantly limit the development of our business and impair our ability to provide a commercially acceptable level of service.

The $45 million 9.5% Senior Notes that we issued on January 4, 2013 could restrict our business activities or our ability to execute our strategic objectives or adversely affect our financial performance

On January 4, 2013, we issued $45 million aggregate principal amount of 9.5% Senior Notes (the "Senior Notes"). The Senior Notes contain covenants that may restrict our business activities or our ability to execute our strategic objectives, and our failure to comply with these covenants could result in a default under our indebtedness. Our inability to generate sufficient cash flow to satisfy interest payments and principal repayment at maturity, could adversely affect our financial condition, operating results and cash flows.

The covenants in the Senior Notes limits our ability to among other things to, incur additional indebtedness and liens, to sell, transfer, lease or otherwise dispose of our or subsidiaries assets, merge or consolidate with other companies. We must also comply with a maintenance covenant of either having available liquidity or exceed a specific leverage ratio. We are also required to obtain launch and one year in-orbit insurance for our next-generation satellites under the terms of the Senior Notes. Failure to comply with the covenants could result in an event of default, which, if not cured or waived, the lenders may require repayment in full of all principal and interest outstanding. If we fail to repay such amounts, the lenders may foreclose on substantially all of our assets which we have pledged. If we unable to cure the default, we may need to repay the debt and find other sources of financing and there can be no assurance that we would have access to other sources of financing on acceptable terms, or at all.

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to compliance requirements.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from regulations regarding corporate governance practices. For example, the listing requirements of The Nasdaq Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. Further, these rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If end-users do not accept our services and the applications developed by VARs and us, or we cannot obtain or maintain the necessary regulatory approvals or licenses for particular countries or territories, we will fail to attract new customers and our business will be harmed.

Our success depends on end-users accepting our services, the applications developed by VARs and us, and a number of other factors, including the technical capabilities of our system, the availability of low cost subscriber communicators, the receipt and maintenance of regulatory and other approvals in the United States and other countries and territories in which we operate, the price of our services and the extent and availability of competitive or alternative services. We may not succeed in increasing revenue from the sale of our products and services to new and existing customers. Our failure to significantly increase the number of end-users will harm our business.

Our business plan assumes that potential customers and end-users will accept certain limitations inherent in our satellite communications system. For example, our satellite system is optimized for small packet, or narrowband, data transmissions, is subject to certain delays in the relay of messages, referred to as latencies, and may be subject to certain line-of-sight limitations between our satellites and the end-user's subscriber communicator. In addition, our satellite system is not capable of handling voice traffic. Certain potential end-users, particularly those requiring full time, real-time communications and those requiring the transmission of large amounts of data or voice traffic, may find such limitations unacceptable. Furthermore, current satellite-based AIS signal reception systems may not receive all AIS transmission signals on AIS equipped vessels in a given day due to signal collisions and co-channel interference of AIS transmissions, particularly in areas with a high density of AIS equipped vessels such as ports.

In addition to the limitations imposed by the architecture of our satellite communications system, our failure to obtain the necessary regulatory and other approvals or licenses in a given country or territory will preclude the availability of our services in such country or territory until such time, if at all, that such approvals or licenses can be obtained. Certain potential end-users requiring messaging services in those countries and territories may find such limitations unacceptable.

We face competition from existing and potential competitors in the telecommunications industry, including numerous terrestrial and satellite-based network systems with greater resources, which could reduce our market share and revenues.

Competition in the telecommunications industry is intense, fueled by rapid, continuous technological advances and alliances between industry participants seeking to capture significant market share. We face competition from numerous existing and potential alternative telecommunications products and services provided by various large and small companies, including sophisticated two-way satellite-based data and voice communication services and next-generation digital cellular services, such as GSM, 3G, 4G and LTE, which has influenced the price at which our VARs and other service providers offer our communications services. The provision of satellite and terrestrial based data services and products are subject to downward price pressure to expand their respective market share. Competition from Iridium, Inmarsat and, to a lesser extent, Globalstar and Thuraya, four competing global satellite communication services operators, has been increasing with respect to satellite low speed data service. In addition, a continuing trend toward consolidation and strategic alliances in the telecommunications industry could give rise to significant new competitors, and foreign competitors may benefit from government subsidies, or other protective measures, afforded by their home countries. Some of these competitors may provide more efficient or less expensive services than we are able to provide, which could reduce our market share and adversely affect our revenues and business.

Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

We have a limited operating history with respect to developing and growing our business organically and through acquisitions. In 2011 we re-commenced the commercialization of our satellite-based AIS service, which had been interrupted, and purchased new technologies and assets providing end-user solutions. These factors make it difficult to evaluate your investment in us.

In late 2011, we re-commenced the commercialization of our satellite-based AIS service. In mid-2011 and early 2012, we expanded our business with technologies purchased from acquisitions. Our prospects and ability to implement our current business plan, including our ability to generate revenues and positive operating cash flows, will depend on our ability to, among other things:

- successfully design, construct, launch, place in commercial service, operate and maintain our AIS payload equipped next-generation satellites in a timely and cost-efficient manner;
- develop licensing and distribution arrangements in key markets within and outside the United States sufficient to capture and retain an adequate customer base;
- install the necessary ground infrastructure and obtain and maintain the necessary regulatory and other approvals in key markets outside the United States, by our own efforts or through our existing or future international licensees, to expand our business internationally;
- successfully integrate our recent acquisitions of technology, transfer their capabilities across new and existing vertical markets and drive new subscribers to the Company's global communications network while accelerating the growth of their suite of products by adding scale in manufacturing and service delivery; and
- successfully attract and maintain manufacturers that provide for the timely design, manufacture and distribution of subscriber communicators in sufficient quantities, with appropriate functional characteristics and at competitive prices, for various applications.

Given our limited operating history, there can be no assurance that we will be able to achieve these objectives or develop a sufficiently large revenue-generating customer base to achieve and maintain profitability.

Our success in generating sufficient cash from operations to fund a portion of the cost of constructing, launching and insuring our next-generation satellites will depend in part on the market acceptance of our AIS service, which may not occur.

The market for our satellite-based AIS service is new and untested. We cannot predict with certainty the potential demand for the services we plan to offer or the extent to which we will be able to meet that demand. Although we believe the market for satellite-based AIS service is significant, the actual size of the market is unknown and subject to significant uncertainty. Demand for our AIS data service offerings in general, in particular geographic markets, for particular types of services or during particular time periods and our inability to provide AIS service may not enable us to generate sufficient positive cash flow to fund a portion of the cost of our next-generation satellites. Among other things, end-user acceptance of our AIS data service offerings will depend upon:

- the actual size of the addressable market;
- our ability to provide attractive service offerings at competitive prices to our target markets;
- the effectiveness of our competitors in developing and offering alternative technologies or lower priced services; and
- general and local economic conditions.

Our business plan assumes a rapidly growing revenue base for AIS data service. If we cannot implement this business plan successfully and gain sufficient market acceptance for AIS data services, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

We rely on third parties, and our subsidiaries, to market and distribute our services to end-users. If these parties are unwilling or unable to provide applications and services to end-users, our business will be harmed.

We rely on VARs to market and distribute our services to end-users in the United States, and we rely on international licensees, country representatives, VARs and IVARs, outside the United States (we refer collectively here to all such parties including our subsidiaries as "resellers"). We also rely on resellers to market and distribute our AIS services. The willingness of our existing resellers, as well as potential new resellers, to engage or continue to engage in our business depends on a number of factors, including whether they perceive our services to be compatible with their business objectives, whether they believe we will successfully deploy our next-generation satellites, whether the prices they can charge end-users will provide an adequate return, and regulatory constraints, if any. We believe that successful marketing of our services will depend on the design, development and commercial availability of applications that support the specific needs of the targeted end-users. The design, development and implementation of applications require the commitment of substantial financial and technological resources on the part of these resellers. Certain resellers are, and many potential resellers will be, newly formed or small ventures with limited financial resources, and such entities might not be successful in their efforts to design applications or effectively market our services. The inability of these resellers to provide applications to end-users could have a harmful effect on our business, financial condition and results of operations. We also believe that our success depends upon the pricing of applications by our resellers to end-users, over which we have no control other than with respect to AIS services under certain circumstances.

As a result of these arrangements, we are dependent on the performance of our resellers to generate substantially all our service revenues. If our resellers fail to market or distribute our services effectively, our revenues, profitability, liquidity and reputation could be adversely affected.

Defects or errors in applications could result in end-users not being able to use our services, which would damage our reputation and harm our financial condition.

Our resellers must develop applications quickly to keep pace with rapidly changing markets. These applications, as well as new models of subscriber communicators, have long development cycles and are likely to contain undetected errors or defects, especially when first introduced or when subsequent versions are introduced, which could result in the disruption of our services to the end-users. Such disruption could damage our reputation as well as the reputation of the respective resellers, and result in lost customers, lost revenue, diverted development resources, and increased service and warranty costs.

Because we depend on a few significant customers for a substantial portion of our revenues, the loss or decline or slowdown in growth in business in any of these customers could seriously harm our business.

Significant customers such as I.D. Systems, Inc., Caterpillar, Komatsu and Hitachi, collectively, represented 44.4% and 53.7% of our revenues in 2012 and 2011, respectively, and are expected to represent a substantial portion of our revenues in the near future. As a result, the loss of any one of these customers, or decline or slowdown in the growth in business of these customers, which could occur at any time, could have a material adverse effect on our business, financial condition and results of operations. In addition, because service revenue depends either partially or entirely on the usage of the ORBCOMM System by our customers and end users, the decline or slowdown in the growth of usage patterns of these customers which could occur at any time and with or without a reduction in the number of billable subscriber communicators activated on the ORBCOMM System by such customers, could have a material adverse effect on our business, financial condition and results of operations.

If our international licensees and country representatives are not successful in establishing their businesses outside of the United States, the prospects for our business will be limited.

Outside of the United States, we rely in part on international licensees and country representatives to establish businesses in their respective territories, including obtaining and maintaining necessary regulatory and other approvals as well as managing local VARs. International licensees and country representatives may not be successful in obtaining and maintaining the necessary regulatory and other approvals to provide our services in their assigned territories and, even if those approvals are obtained and maintained, international licensees and/or country representatives may not be successful in developing a market and/or distribution network within their territories. Certain of the international licensees and/or country representatives are, or are likely to be, newly formed or small ventures with limited or no operational history and limited financial resources, and any such entities may not be successful in their efforts to secure adequate financing and to continue operating. In addition, in certain countries and territories outside the United States, we rely on international licensees and country representatives to operate and maintain various components of our system, such as gateway earth stations. These international licensees and country representatives may not be successful in operating and maintaining such components of our communications system and may not have the same financial incentives as we do to maintain those components in good repair.

Some of our international licensees and country representatives are experiencing significant operational and financial difficulties and have in the past defaulted on their obligations to us.

Some of our international licensees and country representatives were also international licensees and country representatives of our predecessor company and, as a consequence of the bankruptcy of ORBCOMM Global L.P., they were left in many cases with significant financial problems, including significant debt and insufficient working capital. Certain of our international licensees and country representatives (including in Korea, Malaysia, Brazil, and to a lesser extent, Europe) have continued to experience significant material difficulties, including underperforming local sales and marketing efforts and the failure to pay us for our services. To date, several of our licensees and country representatives have had difficulty in paying their usage fees and have not paid us or have paid us at reduced rates and in cases where collectability is not reasonably assured, we have not reflected invoices issued to such licensees and country representatives in our revenues or accounts receivable. The ability of these international licensees and country representatives to pay their obligations to us may be dependent, in many cases, upon their ability to successfully restructure their business and operations or raise additional capital. In addition, we have from time to time had disagreements with certain of our international licensees related to these operational and financial difficulties. To the extent these international licensees and country representatives are unable to reorganize and/or raise additional capital to execute their business plans on favorable terms (or are delayed in doing so), our ability to offer services internationally and recognize revenue will be impaired and our business, financial condition and results of operations may be adversely affected.

As a result of these difficulties experienced by our international licensees, we have and expect to continue to acquire their operations or gateway earth stations and, where permissible, seek to maintain control of international licensees through majority ownership. Although we have implemented a strategy for the acquisition of certain independent licensees and gateway earth station operators when circumstances permit, we may not be able to continue to implement this strategy on favorable terms and may not be able to realize the additional efficiencies that we anticipate from this strategy. In some regions it is impracticable to acquire the independent gateway earth station operators either because local regulatory requirements or business norms do not permit an acquisition, because the expected revenue increase from an acquisition would be insufficient to justify the transaction, or because the independent gateway earth station operator will not sell at a price acceptable to us. In those regions, our revenue and profits may be adversely affected if those independent gateway earth station operators do not fulfill their own business plans to increase substantially their sales of services and products.

While expanding our international operations would advance our growth, it would also increase numerous risks, including:

- difficulties in penetrating new markets due to established and entrenched competitors;
- difficulties in developing products and services that are tailored to the needs of local customers;
- lack of local acceptance or knowledge of our products and services;
- lack of recognition of our products and services;
- unavailability of or difficulties in establishing relationships with distributors;
- significant investments, including the development, deployment and maintenance of dedicated gateway earth stations or other ground infrastructure as certain countries require physical gateways within their jurisdiction to connect the traffic coming to and from their territory;
- instability of international economies and governments;
- changes in laws and policies affecting trade and investment in other jurisdictions;
- exposure to varying legal standards, including intellectual property protection and foreign state ownership laws, in other jurisdictions;
- difficulties in obtaining required regulatory authorizations;
- difficulties in enforcing legal rights in other jurisdictions;
- local domestic ownership requirements;
- changing and conflicting national and local regulatory requirements; and
- foreign currency exchange rates and exchange controls.

These risks could affect our ability to successfully compete and expand internationally. The prices for most of our products and services are denominated in U.S. dollars. Any appreciation of the U.S. dollar against other currencies will increase the cost of our products and services to our international customers and, as a result, may reduce the competitiveness of our international offerings and make it more difficult for us to grow internationally.

We currently are unable to offer "near-real-time" service in important regions of the world due to the absence of gateway earth stations in those areas, which is limiting our growth and our ability to compete.

Our objective is to establish a worldwide service network, either directly or through independent gateway operators, but to date we have been unable to do so in certain areas of the world and we may not succeed in doing so in the future. We have been unable to find capable independent gateway operators or otherwise obtain regulatory authorizations to install and operate gateway earth stations for several important regions and countries, including China, India, Russia and certain parts of Southeast Asia. This could reduce overall demand for our products and services and reduce the value of our services for potential users who require service in these areas.

A natural disaster could diminish our ability to provide communications service.

Natural disasters could damage or destroy our gateway earth stations or our other ground-based facilities resulting in a disruption of service to our customers in the affected region. In addition, the collateral effects of such natural disasters could impair the functioning of our ground equipment. If a natural disaster were to impair or destroy any of our ground facilities, we might be unable to provide service to our customers in the affected area for a period of time. Even if the gateway earth stations are not affected by natural disasters, our service could be disrupted if a natural disaster damages wireline or terrestrial wireless networks that we utilize, or disrupts our ability to connect to those networks. Such failure or service disruptions could harm our business and results of operations.

We rely on a limited number of manufacturers for our subscriber communicators. If we are unable to, or cannot find third parties to, manufacture a sufficient quantity of subscriber communicators at a reasonable price, the prospects for our business will be negatively impacted.

The development and availability on a timely basis of relatively inexpensive subscriber communicators are critical to the successful commercial operation of our system. Our subsidiaries rely on contract manufacturers to produce subscriber communicators. Our Japan subsidiary mainly relies on Quake Global, Inc. ("Quake") as its contract manufacturer for subscriber communicators, and our logistics management solutions subsidiary relies on a few contract manufacturers for subscriber communicators. Our customers may not be able to obtain a sufficient supply of subscriber communicators at price points or with functional characteristics and reliability that meet their needs. An inability to successfully develop and manufacture subscriber communicators that meet the needs of customers and are available in sufficient numbers and at prices that render our services cost-effective to customers could limit the acceptance of our system and potentially affect the quality of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially and adversely affected if our subsidiaries' relationship with these contract manufacturers is terminated or modified. If our arrangements with third party manufacturers are terminated our search for additional or alternate manufacturers could result in significant delays, added expense and an inability to maintain or expand our customer base. Any of these events could require us to take unforeseen actions or devote additional resources to provide our services and could harm our ability to compete effectively.

There are currently two manufacturers of our satellite subscriber communicators, Quake and Digi International. If our arrangements with third party manufacturers are terminated or expire, our search for additional or alternate manufacturers could result in significant delays in customers activating subscriber communicators on our communications system, added expense for our customers and our inability to maintain or expand our customer base.

We depend on recruiting and retaining qualified personnel and our inability to do so would seriously harm our business.

Because of the technical nature of our services and the market in which we compete, our success depends on the continued services of our key personnel, including certain of our engineering personnel, and our ability to attract and retain qualified personnel. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business and our financial condition and results of operations. We do not have key-man life insurance policies covering any of our executive officers or key technical personnel. Competitors and others have in the past, and may in the future, attempt to recruit our employees. The available pool of individuals with relevant experience in the satellite and telematics industries is limited, and the process of identifying and recruiting personnel with the skills necessary to operate our system and our StarTrak applications services can be lengthy and expensive. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Our management team is subject to a variety of demands for its attention and rapid growth which could further strain our management and other resources and have a material adverse effect on our business, financial condition and results of operations.

We currently face a variety of challenges, including maintaining the infrastructure and systems necessary for us to operate as a public company, addressing our potential litigation matters and managing the growth of our business. Our recent growth and expansion has increased the responsibilities of our management team. Any litigation, regardless of the merit or resolution, could be costly and divert the efforts and attention of our management. As we continue to expand, we may further strain our management and other resources. Our failure to meet these challenges as a result of insufficient management or other resources could have a material adverse effect on our business, financial condition and results of operations.

Pursuing strategic transactions may cause us to incur additional risks.

We may pursue additional acquisitions, joint ventures or other strategic transactions on an opportunistic basis. We may face costs and risks arising from any such transactions, including integrating a new business into our business or managing a joint venture. These risks may include legal, organizational, financial, loss of key customers and distributors and diversion of management's time.

In addition, if we were to choose to engage in any major business combination or similar strategic transaction, we may require or cause us to seek significant external financing in connection with the transaction. Depending on market conditions, investor perceptions of our company and other factors, we may not be able to obtain capital on acceptable terms, in acceptable amounts or at appropriate times to implement any such transaction. Any such financing, if obtained, may further dilute existing stockholders.

We may be subject to litigation proceedings that could adversely affect our business.

We may be subject to legal claims or regulatory matters involving stockholder, consumer, antitrust, intellectual property infringement and other issues. Litigation is subject to inherent uncertainties, including increases in demands for attention on our management team, and unfavorable rulings could occur. An unfavorable ruling could include money damages. If an unfavorable ruling were to occur, it could have a material adverse effect on our business and results of operations for the period in which the ruling occurred or future periods.

Our business is characterized by rapid technological change and we may not be able to compete with new and emerging technologies.

We operate in the telecommunications and telematics industries, which are characterized by extensive research and development efforts and rapid technological change. New and advanced technology which can perform essentially the same functions as our messaging and AIS service (though without global coverage), such as digital cellular networks (GSM, 3G, 4G and LTE), direct broadcast satellites, new deployed satellites of competing low-earth orbit satellite systems and other forms of wireless transmission, are in various stages of development by others in the industry. The telematics industry includes numerous companies developing technologies to compete with the products and services of our subsidiaries. These technologies are being developed, supported and rolled out by entities that may have significantly greater resources than we do. These technologies could adversely impact the demand for our products and services. Research and development by others may lead to technologies that render some or all of our services non-competitive or obsolete in the future.

Because we operate our telecommunications services in a highly regulated industry, we may be subjected to increased regulatory restrictions which could disrupt our service or increase our operating costs.

System operators and service providers are subject to extensive regulation under the laws of various countries and the rules and policies they adopt. These rules and policies, among other things, establish technical parameters for the operation of facilities and subscriber communicators, determine the permissible uses of facilities and subscriber communicators, and establish the terms and conditions pursuant to which our international licensees and country representatives operate their facilities, including certain of the gateway earth stations and gateway control centers in our system. These rules and policies may also require our international licensees and country representatives to cut-off the data passing through the gateway earth stations or gateway control centers without notifying us or our end-users, significantly disrupting the operation of our communications system. These rules and policies may also impose regulatory constraints on the use of subscriber communicators within certain countries or territories. International and domestic licensing and certification requirements may cause a delay in the marketing of our services and products, may impose costly fees and procedures on our international licensees and country representatives, and may give a competitive advantage to larger companies that compete with our international licensees and country representatives. Possible future changes to regulations and policies in the countries in which we operate may result in additional regulatory requirements or restrictions on the services and equipment we provide, which may have a material adverse effect on our business and operations. Although we believe that we or our international licensees and country representatives have obtained all the licenses required to conduct our business as it is operated today, we may not be able to obtain, modify or maintain such licenses in the future. Moreover, changes in international or domestic licensing and certification requirements may result in disruptions of our communications services or alternatively result in added operational costs, which could harm our business. Our use of certain orbital planes and radio frequency assignments, as licensed by the FCC, is subject to the frequency coordination and registration process of the ITU. In the event disputes arise during coordination, the ITU's radio regulations do not contain mandatory dispute resolution or enforcement mechanisms and neither the ITU specifically, nor does international law generally, provide clear remedies in this situation. Finally, our business could be adversely affected by the adoption of new laws, fees, policies or regulations, or changes in the interpretation or application of existing laws, fees, policies and regulations that modify the present regulatory environment, including with respect to prohibiting or limiting the distribution of real or near-real-time AIS data.

Our telecommunications business relies on our ability to maintain our FCC licenses.

Our FCC licenses — the Space Segment License, and separate licenses for the four U.S. gateway earth stations and a blanket license for the subscriber communicators — are subject to revocation if we fail to satisfy certain conditions or to meet certain prescribed milestones. Our FCC Space Segment License is valid until April 2025 and authorizes the continued operation of the first generation ORBCOMM satellites, the construction, launch and operation of the ORBCOMM next-generation satellites, as well any required construction, launch and operation during the term of the license of additional technically identical replacement satellites. The U.S. gateway earth station and subscriber communicator licenses will expire in 2020. Our FCC Space Segment License renewal application must be filed between 30 and 90 days prior to April 2022, and our renewal applications for the gateway earth station and subscriber communicator licenses must be filed between 30 and 90 days prior to expiration. Although the FCC has been positively disposed thus far towards granting our applications for license renewals, there can be no assurance that the FCC will in fact renew our FCC licenses in the future.

Our current FCC Space Segment License authorizes the continuing operation of the first generation ORBCOMM satellites, the construction, launch and operation of the ORBCOMM next-generation satellites, and any required construction, launch and operation during the term of the license of additional technically identical replacement satellites. Based on changed circumstances relating, among other things, to launch vehicle availability, we have an application pending before the FCC to modify our Space Segment License to accommodate revisions to our next-generation satellite deployment plan for the remaining seventeen next-generation satellites that SNC is currently producing.

We believe that our system is currently in full compliance with all applicable FCC rules, policies, and license conditions. We also believe that we will continue to be able to comply with all applicable FCC requirements, but we cannot assure you that it will be the case. Although the FCC has been positively disposed thus far towards granting our applications for license modifications and renewals, there can be no assurance that the FCC will in fact grant our currently pending application to modify our Space Segment License to accommodate our revised next-generation satellite deployment plan. Additionally, there can be no assurance that, to the extent that any modification of our FCC licenses may be required in the future to address changed circumstances, that any related FCC applications we may file will be granted on a timely basis, or at all. If the FCC does not grant any future application we file to modify one or more of our licenses, or if we fail to satisfy any of the conditions of our FCC licenses, or if the FCC revokes or fails to renew one or more of our FCC licenses, any such circumstance could have a material adverse impact on our business. Finally, our business could be adversely affected by the adoption of new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment.

Our business would be harmed if our international licensees and country representatives fail to acquire and retain all necessary regulatory approvals; we are currently unable to offer service in important regions of the world due to regulatory requirements, which is limiting our growth and our ability to compete.

Our business is affected by the regulatory authorities of the countries in which we operate. Due to foreign ownership restrictions in various jurisdictions around the world, obtaining and maintaining local regulatory approval for operation of our system is the responsibility of our international licensees and/or country representatives in each of these licensed territories. In addition, in certain countries regulatory frameworks may be rudimentary or in an early stage of development, which can make it difficult or impossible to license and operate our system in such jurisdictions. There can be no assurance that our international licensees, our country representatives and/or us will be successful in obtaining or maintaining any additional approvals that may be desirable and, if these efforts are not successful, we will be unable to provide service in such countries. Our inability to offer service in one or more important new markets, particularly in China or India, could have a negative impact on our ability to generate more revenue and could diminish our business prospects.

Our ability to provide service in certain regions is limited by local regulations as some countries, like China, India and Russia, have specific regulatory requirements such as local domestic ownership requirements or requirements for physical gateway earth stations or other ground infrastructure within their jurisdiction to connect traffic coming to and from their territory. While we are currently in discussions with parties in these countries to satisfy these regulatory requirements, we may not be able find an acceptable local partner or reach an agreement to develop additional gateway earth stations or other ground infrastructure or the cost of developing and deploying such infrastructure may be prohibitive, which could impair our ability to expand our product and service offerings in such areas and undermine our value for potential users who require service in these areas. The inability to offer to sell our products and services in all major international markets could impair our international growth. In addition, the construction of such gateway earth stations or other ground infrastructure in foreign countries may require us to comply with certain U.S. regulatory requirements which may contravene the laws or regulations of the local jurisdiction.

There are numerous risks inherent to our international operations that are beyond our control.

International telecommunications services are subject to country and region risks. Most of our coverage area and some of our subsidiaries are outside the United States. As a result, we are subject to certain risks on a country-by-country or region-by-region basis, including changes in domestic and foreign government regulations and telecommunications standards, licensing requirements, tariffs or taxes and other trade barriers, exchange controls, expropriation, and political and economic instability, including fluctuations in the value of foreign currencies which may make payment in U.S. dollars more expensive for foreign customers or payment in foreign currencies less valuable for us. Certain of these risks may be greater in developing countries or regions, where economic, political or diplomatic conditions may be significantly more volatile than those commonly experienced in the United States and other industrialized countries.

We do not currently maintain in-orbit or other insurance for our satellites.

We do not currently maintain in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures or catastrophic events affecting the existing satellite constellation.

We are required to obtain launch and one year in-orbit insurance for our next-generation satellites under the terms of the Senior Notes. However, our ability to procure insurance such insurance will depend on a number of factors, including the availability of insurance in the market and the cost of available insurance. We may not be able to obtain insurance at reasonable costs. Even if we obtain insurance, it may not be sufficient to compensate us for the losses we may suffer due to applicable deductions and exclusions. Furthermore, launch insurance does not cover lost revenue.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies would increase our costs, thereby reducing our operating income by the amount of such increased premiums. Moreover, if we were to determine in the future that the terms of any particular insurance is economically unfavorable or unfeasible after taking into account factors such as cost of the insurance and scope of insurance exclusions and limitations, we may elect to self-insure against losses of such satellites.

Even where we have obtained in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch a spare satellite to replace a failed operational satellite, the timing of such launch will be dependent on prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities. We do not maintain third-party liability insurance with respect to our satellites. Accordingly, we have no insurance to cover any third-party damages that may be caused by any of our satellites. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition and results of operations.

Our business relies on intellectual property, some of which third parties own and we or our customers may inadvertently infringe upon their patents and proprietary rights.

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we or our customers offer. We cannot assure you that we are aware of all intellectual property rights that our products or that of our customers may infringe upon. In general, if a court were to determine that one or more of our products or that of our customers infringes upon intellectual property held by others, we or our customers may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others' patents. We cannot estimate the extent to which we or our customers may be required in the future to obtain intellectual property licenses, or the availability and cost of any such licenses. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

If a competitor holds intellectual property rights, it may not allow us or our customers to use its intellectual property at any price, which could adversely affect our competitive position.

If we become subject to unanticipated domestic or foreign tax or fee liabilities, it could materially increase our costs.

We operate in various tax jurisdictions. We believe that we have complied in all material respects with our obligations to pay taxes in these jurisdictions. However, our position is subject to review and possible challenge by the taxing authorities of these jurisdictions. If the applicable taxing authorities were to challenge successfully our current tax positions, or if there were changes in the manner in which we conduct our activities, or changes in the interpretation or application of existing laws, we could become subject to material unanticipated tax or fee liabilities. We may also become subject to additional tax or fee liabilities as a result of changes in tax laws, which could in certain circumstances, have a retroactive effect.

Our acquisition of the assets of StarTrak Systems and PAR Logistics Management Systems may expose us to additional risks.

We acquired substantially all of the assets of StarTrak Systems LLC and PAR Logistics Management System Corporation. The financing for these acquisitions diluted the interests of our stockholders. In addition, these acquisitions may entail numerous other risks, including:

- difficulties in assimilating the operations or products of the acquired assets, including the loss of key employees and disruption to our existing business;
- diversion of management's attention from our satellite telecommunications and AIS businesses;
- adverse effects on existing business relationships with suppliers and customers;
- resistance by customers and prospects to accept the products and services acquired;
- obsolescence of existing product designs and installed base resulting from changes in technology offered by terrestrial (cellular) carriers;
- obstacles to development of new products and services resulting in delay or cancellation of development programs necessary to remain competitive in the telematics industry; and
- risks of operating in markets with products, software and services in which we have limited experience;

Our failure to successfully complete the integration of the acquisitions could have a material adverse effect on our business, financial condition and operating results.

Risks Related to our Technology

New satellites are subject to launch failures, delays and cost overruns, the occurrence of which can materially and adversely affect our operations and business.

Satellites are subject to inherent risks related to failed or delayed launches and cost overruns. Cost overruns can be caused by a number of factors, including launch vehicle changes, new satellite dispenser systems and next-generation enhancements. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, and to obtain other launch opportunities. Launch delays can be caused by a number of factors, including delays in manufacturing satellites, preparing satellites for launch, securing appropriate launch vehicles or obtaining regulatory approvals. We intend to conduct various satellite launches for our next-generation satellites to augment the existing constellation in order to expand the messaging capacity of our network and improve the service level of our network. Any launch delays, or launch failures of our additional satellites could result in delays of at least six to twelve months from the date of the launch failure until additional satellites under construction are completed and their launches are achieved. Such delays and cost overruns would have a negative impact on our future growth and would materially and adversely affect our business, financial condition and results of operations.

Our satellites have a limited operating life; all of our recently launched satellites have failed and others have degraded over time resulting in increased system latencies. If we are unable to deploy replacement satellites in a timely manner, our services will be harmed and materially adversely affect our operations and business.

Our first-generation satellites were generally placed into orbit between 1997 and 1999 and have through certain operational and software updates exceeded their average expected operating life of approximately nine to twelve years . On June 19, 2008, we launched five of the six quick-launch satellites together with our CDS in a single mission to supplement and ultimately replace our existing Plane A satellites. In addition to supplementing and replacing our first-generation satellites, these satellites were also intended to expand the capacity of our communications system. During 2008 and 2009, the CDS and three quick-launch satellites failed, and in 2010, the remaining two quick-launch satellites failed. In October 2012, a next-generation prototype satellite was deployed into a lower orbit as the result of a pre-imposed safety check required by NASA that caused the satellite to de-orbit in just over fifty hours from launch. The safety check was designed to protect the International Space Station and its crew. We consider a satellite "failed" only when it can no longer provide any communications service, and we do not intend to undertake further efforts to return it to service. Our plans to extend the operating life of our network are dependent on the health of our satellites and the failure of the CDS, OG2 prototype and the quick-launch satellites could eventually have a significant impact on the operating life of our network. These satellite failures combined with the aging of our first generation satellites have resulted in increased system latencies, which have resulted and may continue to result in our customers or potential customers delaying deployments or using a competing wireless data network.

While we expect that our current constellation to provide a commercially acceptable level of satellite messaging service through the scheduled launch of our next-generation satellites, we cannot guarantee we will be able to provide such level of service through such launches of our next-generation satellites. Also, our satellites have already exceeded their original design lives and although actual design life typically exceeds original design life the actual remaining useful lives of our satellites may be shorter than we expect. If we are unable to effectively develop and deploy our next-generation satellites before our current constellation ceases to provide a commercially acceptable level of service, for any reason, including as a result of insufficient funds, manufacturing or launch delays, launch failures, in-orbit satellite failures, inability to achieve or maintain orbital placement, failure of the satellites to perform as expected or delays in receiving regulatory approvals, or if we experience backward compatibility problems with our new constellation once deployed, we will likely lose customers and business opportunities to our competitors, resulting in a material decline in revenues and profitability as our ability to provide a commercially acceptable level of service is impaired. In addition, because we acquired a fully operational satellite constellation and communications system from ORBCOMM Global L.P. and its subsidiaries, our current senior management team has limited experience with managing the design, construction, launch, and in-orbit testing and deployment of a satellite system.

We are dependent on a limited number of suppliers to provide the payload, bus and launch vehicle for our next-generation satellites and any increased cost, delay or disruption in the supply of these components and related services will adversely affect our ability to replenish our satellite constellation and adversely impact our business, financial condition and results of operations.

In 2008, we entered into an agreement with SNC to design and manufacture 18 next-generation satellites. SNC has limited experience in acting as prime contractor for complete satellite systems and has experienced significant delays in completing the next-generation satellites from the original completion schedule. In 2009, we entered into a commercial launch services agreement with SpaceX to provide launch services using multiple SpaceX Falcon 1e launch vehicles for the carriage into low-Earth orbit of our next-generation satellites being constructed by SNC. In December, 2012 we entered into new agreements with SpaceX where the satellites will be launched using an upgraded Falcon 9 launch vehicle that is currently under development instead of the Falcon 1e. SpaceX has a limited operating history and limited financial resources. While the Falcon 9 rocket has now flown a number of successful missions, SpaceX is working to employ a new version of the Falcon 9 launcher with several modifications. These modifications must be tested and qualified before the new version is ready for flight, which could expose us to delay, greater risk of launch failure or the need to utilize an alternate launch services provider, which could substantially increase our launch costs. Our reliance on these suppliers for their services involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will charge the agreed upon prices or will perform their obligations on a timely basis. If any of our suppliers becomes financially unstable, we may have to find a new supplier. There are a limited number of suppliers for communication satellite components and related services and the lead-time required to qualify a new supplier may take several months. There are only a limited number of suppliers to launch our satellites. There is no assurance that a new supplier will be found on a timely basis, or at all, if any one of our suppliers ceases to supply their services for our satellites or cease to provide launch services.

Any delay or continuing delays in our launch schedule could adversely affect our ability to provide communications services, particularly as the health of our current satellite constellation declines, and we could lose current or prospective customers as a result of service interruptions. The loss of any of our suppliers or delay in our launch schedule or any significant increase in costs in our next-generation satellite program could have a material adverse effect on our business, financial condition and results of operations.

Once launched and properly deployed, our satellites are subject to significant operating risks due to various types of potential anomalies.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, or "anomalies", that may occur in our satellites. Some of the principal satellite anomalies include:

- Mechanical failures due to manufacturing error or defect, including:
  - Mechanical failures that degrade the functionality of a satellite, such as the failure of solar array panel deployment mechanisms;
  - Antenna failures that degrade the communications capability of the satellite;
  - Circuit failures that reduce the power output of the solar array panels on the satellites;
  - Failure of the battery cells that power the payload and spacecraft operations during daily solar eclipse periods;

- Power system failures that result in a shut-down or loss of the satellite;
- Attitude control system failures that degrade or cause the inoperability of the satellite;
- Transmitter or receiver failures that degrade or cause the inability of the satellite to communicate with subscriber communicator units or gateway earth stations;
- Communications system failures that affect overall system capacity; and
- Satellite computer or processor failures that impair or cause the inoperability of the satellites.

- Equipment degradation during the satellite's lifetime, including:
  - Degradation of the batteries' ability to accept a full charge;
  - Degradation of solar array panels due to radiation; and
  - General degradation resulting from operating in the harsh space environment.
  - Degradation of failure of Reaction wheels
- Deficiencies of control or communications software, including:
  - Failure of the charging algorithm that may damage the satellite's batteries;
  - Problems with the communications and messaging servicing functions of the satellite; and
  - Limitations on the satellite's digital signal processing capability that limit satellite communications capacity.

We have experienced, and may in the future experience, anomalies in some of the categories described above. The effects of these anomalies include, but are not limited to, failure of the satellite, degraded communications performance, reduced power available to the satellite in sunlight and/or eclipse, battery overcharging or undercharging and limitations on satellite communications capacity. Some of these effects may be increased during periods of greater message traffic and could result in our system requiring more than one attempt to send messages before they get through to our satellites. Although these effects do not result in lost messages, they could lead to increased messaging latencies for the end-user and reduced throughput for our system. See "The ORBCOMM Communications System — System Status — Network Capacity" for a description of our network capacity. While we have already implemented a number of system adjustments we cannot assure you that these actions will succeed or adequately address the effects of any anomalies in a timely manner or at all.

A total of 35 first generation satellites were launched by ORBCOMM Global L.P. and of these, a total of 26 remain operational. The absence of these nine satellites can increase system latency and decrease overall capacity. While certain software deficiencies may be corrected remotely, most, if not all, of the satellite anomalies or debris collision damage cannot be corrected once the satellites are placed in orbit. See "The ORBCOMM Communications System — System Status — First Generation" for a description of the operational status and anomalies that affect our satellites. We may experience additional anomalies in the future, whether of the types described above or arising from the failure of other systems or components, and operational redundancy may not be available upon the occurrence of such an anomaly.

Our products and services could fail to perform or perform at reduced levels of service because of technological malfunctions, satellite failures or deficiencies or events outside of our control, which would seriously harm our business and reputation.

Our products and services are exposed to the risks inherent in a large-scale, complex telecommunications system employing advanced technology. Any disruption to our services, information systems or communication networks or those of third parties into which our network connects could result in the inability of our customers to receive our services for an indeterminate period of time. Satellite anomalies and other technical and operational deficiencies of our communications system described in this Annual Report on Form 10-K could result in system failures or reduced levels of service. In addition, certain components of our system are located in foreign countries, and as a result, are potentially subject to governmental, regulatory or other actions in such countries which could force us to limit the operations of, or completely shut down, components of our system, including gateway earth stations or subscriber communicators. Any disruption to our services or extended periods of reduced levels of service could, and increased latencies in our satellite network delivering messages have and could continue to, cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers or could result in litigation, customer service or repair work that would involve substantial costs and distract management from operating our business. The failure of any of the diverse and dispersed elements of our system, including our satellites, our network control center or backup control center, our gateway earth stations, our gateway control centers or our subscriber communicators, to function and coordinate as required could render our system unable to perform at the quality and capacity levels required for success. Any system failures, repeated product failures, shortened product life or extended reduced levels of service could reduce our sales, increase costs or result in warranty or liability claims and seriously harm our business.

All operational satellites are subject to the possibility to be impacted by space debris or another spacecraft.

Collisions with space debris or other spacecraft, could materially affect system performance and our business. Our satellites do not have the ability to actively maneuver to avoid potential impact by space debris or other satellites. On February 10, 2009 a satellite owned by Iridium Satellite LLC and Russia's Cosmos collided in an orbital altitude similar to ours causing an increase in risk of space debris damaging or interfering with the operation of our satellites.

Much of the hardware and software we use in operating our gateway earth stations was designed and manufactured over ten years ago and could be more difficult and expensive to service, upgrade or replace.

Much of the hardware and software we use in operating our gateway earth stations was designed and manufactured over ten years ago and portions are becoming obsolete. As they continue to age, they may become less reliable and will be more difficult and expensive to service, upgrade or replace. Although we maintain inventories of some spare parts, it nonetheless may be difficult or impossible to obtain all necessary replacement parts for the hardware. Our business plan contemplates updating or replacing some of the hardware and software in our network, however, the age of our existing hardware and software may present us with technical and operational challenges that complicate or otherwise make it not feasible to carry out our planned upgrades and replacements, and the expenditure of resources, both from a monetary and human capital perspective, may exceed our estimates. Without upgrading and replacing our equipment, obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability and liquidity.

Technical or other difficulties with our gateway earth stations could harm our business.

Our system relies in part on the functionality of our gateway earth stations, some of which are owned and maintained by third parties. While we believe that the overall health of the majority of our gateway earth stations remains stable, we have and may continue to experience technical difficulties or parts obsolescence with our gateway earth stations which negatively impact service in the region covered by that gateway earth station. Certain problems with these gateway earth stations have and may continue to reduce their availability and negatively impact the performance of our system in that region. In addition, due to regulatory and licensing constraints in certain countries in which we operate, we are unable to wholly-own or majority-own some of the gateway earth stations in our system located outside the United States. As a result of these ownership restrictions, we rely on third parties to own and operate some of these gateway earth stations. If our relationship with these third parties deteriorates or if these third parties are unable or unwilling to bear the cost of operating or maintaining the gateway earth stations, or if there are changes in the applicable domestic regulations that require us to give up any or all of our ownership interests in any of the gateway earth stations, our control over our system could be diminished and our business could be harmed.

Rapid and significant technological changes in the satellite communications industry may impair our competitive position and require us to make significant additional capital expenditures.

The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite systems. New technology could render our system obsolete or less competitive by satisfying customer demand in more attractive ways or through the introduction of incompatible standards. Particular technological developments that could adversely affect us include the deployment by our competitors of new satellites with greater power, flexibility, efficiency or capabilities than our current constellation or our next generation satellites, as well as continuing improvements in terrestrial wireless technologies. For us to keep up with technological changes and remain competitive, we may need to make significant capital expenditures. Customer acceptance of the products and services that we offer will continually be affected by technology-based differences in our product and service offerings compared to those of our competitors. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us. Any failure by us to implement new technology within our system may compromise our ability to compete.

Our networks and data processing systems and those of our third-party service providers may be vulnerable to security risks.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our network and those of our third-party service providers and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. The data processing systems used to provide the telematics services of our StarTrak subsidiaries may likewise be vulnerable. Persons who circumvent security measures could wrongfully obtain or use information on the network or cause interruptions, delays or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we have implemented and intend to continue to implement security measures, these measures may prove to be inadequate and result in system failures and delays that could lower network operations center availability, which could harm our business.

The failure of our information technology systems could disrupt our business operations which could have a material adverse effect on our business, financial condition and/or results of operations.

The operation of our business depends on its information technology systems. We rely on our information technology systems to effectively manage, among other things, our StarTrak subsidiaries' customer interface as well as business data, communications, supply chain, inventory management, customer order entry and order fulfillment, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, complying with regulatory, legal or tax requirements and other processes and data necessary to manage our business. We use technology to provide secure transmission of confidential information, including our business data and customer information. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, could make us less competitive, increase our costs and adversely affect our business. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in, among other things, transaction errors, processing inefficiencies, loss of data and the loss of sales and customers, which could cause our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including, without limitation, fire, natural disasters, power outages, systems failure, system conversions, security breaches, cyber-attacks, viruses and/or human error. In any such event, we could be required to make a significant investment to fix or replace its information technology systems, and we could experience interruptions in its ability to service our customers. Any such damage or interruption could adversely effect on our business, financial condition and/or results of operations.

Security problems with our software products, systems or services, including the improper disclosure of data, could cause increased cyber-security protections costs and general service costs, harm our reputation, and result in liability and increased expense for litigation and diversion of management time.

We process large amounts of customer information. Our software products also enable our customers to store and process data. We have included security features in our products and processes that are intended to protect the privacy and integrity of data, including confidential client data. Security for our products and processes is critical given the confidential nature of the information contained in our systems. We also rely on employees in our network operations centers, data centers, and support operations to follow our procedures when handling such information. It is possible that our security controls, our selection and training of employees, and other practices we follow may not prevent the improper disclosure of information. Any unauthorized access, computer viruses, accidental or intentional release of confidential information or other disruptions could result in increased costs, customer dissatisfaction leading to loss of customers and revenues, and fines and other liabilities. Also, such disclosure could harm our reputation and subject us to liability in regulatory proceedings and private litigation, resulting in increased costs or loss of revenue. Improper disclosure of corporate data could result in lawsuits or regulatory proceedings alleging damages, and perceptions that our products and services do not adequately protect the privacy of customer data and could inhibit sales of our products and services. Defending these types of claims could result in increased expenses for litigation and claims settlement and a significant diversion of our management's attention. Additionally, our software products, the systems on which the products are used, and our processes may not be impervious to intentional break-ins ("hacking"), cyber-attacks or other disruptive disclosures or problems, whether as a result of inadvertent third party action, employee action, malfeasance, or otherwise. Hacking, cyber-attacks or other disruptive problems could result in the diversion of our development resources, damage to our reputation, increased cyber-security protection costs and general service costs. These activities, any damage caused by them, or interruptions could adversely affect our business, financial condition and/or results of operations.

Risks Related to an Investment in our Common Stock

The price of our common stock has been, and may continue to be, volatile and your investment may decline in value.

The trading price of our common stock has been and may continue to be volatile and purchasers of our common stock could incur substantial losses. Further, our common stock has a limited trading history. Factors that could affect the trading price of our common stock include:

- further failure of our current or future satellites or a further delay in the launch of our next-generation satellites;
- liquidity of the market in, and demand for, our common stock;
- changes in expectations as to our future financial performance or changes in financial or subscriber growth estimates, if any, of market analysts;
- actual or anticipated fluctuations in our results of operations, including quarterly results;
- our financial or subscriber growth performance failing to meet the expectations of market analysts or investors;
- our ability to raise additional funds to meet our capital needs;
- the outcome of any litigation by or against us, including any judgments favorable or adverse to us;

- conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;
- announcements relating to our business or the business of our competitors;
- investor perception of our prospects, our industry and the markets in which we operate;
- changes in our pricing policies or the pricing policies of our competitors;
- loss of one or more of our significant customers;
- changes in governmental regulation;
- changes in market valuation or earnings of our competitors;
- investor perception of and confidence in capital markets and equity investments; and
- general economic conditions.

In addition, the stock market in general, and The Nasdaq Global Market and the market for telecommunications companies in particular, have experienced and continue to experience extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation has previously been instituted against us and could result in substantial costs and a diversion of management's attention and resources, which could materially harm our business, financial condition, future results and cash flow.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will continue to depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not continue to maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We are subject to anti-takeover provisions which could affect the price of our common stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could make it difficult for a third party to acquire us without the consent of our board of directors. These provisions do not permit actions by our stockholders by written consent and require the approval of the holders of at least 66 2/3 % of our outstanding common stock entitled to vote to amend certain provisions of our amended and restated certificate of incorporation and bylaws. In addition, these provisions include procedural requirements relating to stockholder meetings and stockholder proposals that could make stockholder actions more difficult. Our board of directors is classified into three classes of directors serving staggered, three-year terms and may be removed only for cause. Any vacancy on the board of directors may be filled only by the vote of the majority of directors then in office. Our board of directors has the right to issue preferred stock with rights senior to those of the common stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more for our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders and may delay or prevent an acquisition of our company.

The future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our current stockholders. We are authorized to issue 250 million shares of common stock, of which approximately 46.8 million shares of voting common stock were issued and outstanding as of December 31, 2012 and 203.2 million were available for future issuance. The potential issuance of such additional shares of common stock, whether directly or pursuant to any conversion right of any convertible securities, may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We have issued and may issue shares of preferred stock or debt securities with greater rights than our common stock.

Subject to the rules of the NASDAQ Stock Market, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Currently, there are 50 million shares of preferred stock authorized and approximately 161,000 shares of Series A convertible preferred stock are issued. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than holders of our common stock.

If persons engage in short sales of our common stock, the price of our common stock may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of common stock could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. Holders of our securities could, therefore, experience a decline in the value of their investment as a result of short sales of our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future.

We do not currently pay cash dividends on our common stock and, because we currently intend to retain all cash we generate to fund the growth of our business, we do not expect to pay dividends on our common stock in the foreseeable future. Any future dividend payments would be within the discretion of our board of directors and would depend on a variety of factors, including our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We currently lease approximately 31,000, 14,075, 28,000 and 1,400 square feet of office space in Rochelle Park, New Jersey, Morris Plains, New Jersey, Dulles, Virginia and Tokyo, Japan, respectively. In addition, we currently own and operate ten gateway earth stations at the following locations, four situated on owned real property and six on real property subject to leases:

Gateway	Real Property Owned or Leased	Lease Expiration
St. John's, Arizona	Owned	n/a
Arcade, New York	Owned	n/a
Curaçao, Netherlands Antilles	Owned	n/a
Rutherglen Vic, Australia	Owned	n/a
Hartebeesthoek, South Africa	Leased	December 31, 2020
Kijal, Malaysia	Leased	August 2013
Ocilla, Georgia	Leased	Month to Month
Kitaura-town, Japan	Leased	March 2014
Zona Franca de Justo Daract, Argentina	Leased	March 2019
East Wenatchee, Washington	Leased	Month to Month

We currently own or lease real property sufficient for our business operations, although we may need to purchase or lease additional real property in the future.

Item 3. *Legal Proceedings*

We discuss certain legal proceedings pending against the Company in the notes to the consolidated financial statements and refer you to that discussion for important information concerning those legal proceedings, including the basis for such actions and relief sought. See Note 19 to the consolidated financial statements for this discussion.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Price of our Common Stock

Our common stock has traded on The Nasdaq Global Market under the symbol "ORBC".

The following sets forth the high and low sales prices of our common stock, as reported on The Nasdaq Global Market from January 1, 2011 through December 31, 2012:

	High	Low
Year ended December 31, 2012		
Quarter ended December 31, 2012	$4.19	$3.05
Quarter ended September 30, 2012	$3.87	$2.72
Quarter ended June 30, 2012	$3.91	$3.01
Quarter ended March 31, 2012	$3.95	$3.03
Year ended December 31, 2011		
Quarter ended December 31, 2011	$3.45	$2.16
Quarter ended September 30, 2011	$3.24	$1.98
Quarter ended June 30, 2011	$3.54	$2.64
Quarter ended March 31, 2011	$3.86	$2.57

As of March 8, 2013, there were 389 holders of record of our common stock.

Warrants

During the year ended December 31, 2012, there was no warrant activity.

Dividend Payments and Policy

Common stock: We have never declared or paid cash dividends on shares of our common stock. Our board of directors currently intends to retain all available funds and future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors may, from time to time, examine our dividend policy and may, in its absolute discretion, change such policy.

Series A convertible preferred stock: Pursuant to the terms, the holders of our Series A convertible preferred stock are entitled to receive a cumulative 4% annual dividend payable quarterly in additional shares of Series A convertible preferred stock. In 2012, we paid dividends of 6,931 preferred shares.

Stock Performance Graph

The graph set forth below compares the cumulative total shareholder return on our common stock between December 31, 2007 and December 31, 2012, with the cumulative total result of (i) the Russell 2000 Index and (ii) the NASDAQ Telecommunications Index, over the same period. This graph assumes the investment of $100 on December 31, 2007 in our common stock, the Russell 2000 Index and the NASDAQ Telecommunications Index, and assumes the reinvestment of dividends, if any. The graph assumes the initial value of our common stock on December 31, 2007 was the closing sales price of $6.29 per share.

The comparisons shown in the graph below are based on historical data. We caution that the stock price performance show in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock. Information used in the graph was obtained from Research Data Group, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ORBCOMM Inc., the Russell 2000 Index,
and the NASDAQ Telecommunications Index



$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
ORBCOMM Inc.
Russell 2000
NASDAQ Telecommunications

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
ORBCOMM Inc.	100.00	34.34	42.93	41.18	47.54	62.32
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
NASDAQ Telecommunications	100.00	57.58	72.97	86.05	90.30	89.62

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes which are included elsewhere in this Annual Report on Form 10-K. We have derived the consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements, which are included elsewhere in this Annual Report on Form 10-K. We have derived the consolidated statement of operations data for the year ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 from our consolidated financial statements, which are not included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of future results of operations.

Consolidated Statement of Operations Data:	Years ended December 31,				
	2012(1)	**2011(1)**	**2010**	**2009**	**2008**
	(In thousands, except per share data)				
Service revenues	$ 49,026	$37,513	$34,257	$ 27,143	$23,811
Product sales	15,472	8,793	2,419	423	3,498
Total revenues	64,498	46,306	36,676	27,566	27,309
Costs and expenses:					
Costs of services	20,355	15,784	12,683	26,891	9,800
Costs of product sales	10,236	6,656	1,511	260	2,172
Selling, general and administrative	21,853	20,036	16,728	17,172	18,879
Product development	2,459	1,237	663	714	643
Gains on customer claims settlements	—	—	—	—	(1,368)
Impairment charges-satellite network	9,793	—	6,509	29,244	—
Insurance recovery-satellite network	(10,000)	—	—	(44,250)	—
Acquisition-related costs	704	1,608	—	—	—
Total costs and expenses	55,400	45,321	38,094	30,031	30,126
Income (loss) from operations	9,098	985	(1,418)	(2,465)	(2,817)
Other income	1,195	(214)	10	110	558
Pre-control earnings of consolidated subsidiary	—	—	—	—	128
Income (loss) from continuing operations before income taxes	10,293	771	(1,408)	(2,355)	(2,387)
Income taxes (benefit)	1,390	827	(216)	—	—
Income (loss) from continuing operations	8,903	(56)	(1,192)	(2,355)	(2,387)
Income (loss) from discontinued operations(2)	—	—	(3,753)	(954)	(1,682)
Net income (loss)	8,903	(56)	(4,945)	(3,309)	(4,069)
Less: Net (loss) income attributable to the noncontrolling interests(3)	161	(38)	224	130	471
Net income (loss) attributable to ORBCOMM Inc.	$ 8,742	$ (18)	$ (5,169)	$ (3,439)	$ (4,540)
Net income (loss) attributable to ORBCOMM Inc. common stockholders	$ 8,673	$ (45)	$ (5,169)	$ (3,439)	$ (4,540)
Per share information-basic:					
Income (loss) from continuing operations	$ 0.19	$ (0.00)	$ (0.03)	$ (0.06)	$ (0.07)
Income (loss) from discontinued operations	—	—	(0.09)	(0.02)	(0.04)
Net income (loss) attributable to ORBCOMM Inc.	$ 0.19	$ (0.00)	$ (0.12)	$ (0.08)	$ (0.11)
Per share information-diluted:					
Income (loss) from continuing operations	$ 0.18	$ (0.00)	$ (0.03)	$ (0.06)	$ (0.07)
Income (loss) from discontinued operations	—	—	(0.09)	(0.02)	(0.04)
Net income (loss) attributable to ORBCOMM Inc.	$ 0.18	$ (0.00)	$ (0.12)	$ (0.08)	$ (0.11)
Weighted average common shares outstanding:					
Basic	46,635	44,579	42,586	42,404	41,984
Diluted	47,514	44,579	42,586	42,404	41,984

Consolidated Balance Sheet Data:	As of December 31,				
	2012(1)	2011(1)	2010	2009	2008
	(In thousands)				
Cash and cash equivalents	$ 34,783	$ 35,061	$ 17,026	$ 65,292	$ 75,370
Marketable securities	27,969	45,973	67,902	26,145	—
Working capital	62,287	76,250	81,810	85,572	67,236
Satellite network and other equipment, net	101,208	79,771	71,684	73,208	92,772
Goodwill	14,740	11,131	—	—	—
Intangible assets, net	7,791	7,125	1,114	2,600	4,086
Total assets	206,766	197,169	171,469	181,059	191,367
Note payable, net of current portion	3,398	3,376	—	—	—
Note payable — related party	1,503	1,480	1,416	1,398	1,244
Total equity(3)	182,388	170,577	158,119	160,918	163,051

(1) Includes the impact on the acquisition of StarTrak on May 16, 2011 and LMS on January 12, 2012. For a summary of these acquisitions see Note 3 — "Summary of Significant Accounting Policies" and Note 4 — "Acquisitions."

(2) The amounts reflected above have been recast to reflect all adjustments necessary to present the assets, liabilities and the related results of operations of Stellar as discontinued operations.

(3) In 2008, amounts have been recast for noncontrolling interests.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Organization

ORBCOMM LLC was organized as a Delaware limited liability company on April 4, 2001 and on April 23, 2001, we acquired substantially all of the non-cash assets and assumed certain liabilities of ORBCOMM Global L.P. and its subsidiaries, which had filed for relief under Chapter 11 of the U.S. Bankruptcy Code. The assets acquired from ORBCOMM Global L.P. and its subsidiaries consisted principally of the in-orbit satellites and supporting U.S. ground infrastructure equipment that we own today. At the same time, ORBCOMM LLC also entered an agreement that resulted in the acquisition of the FCC licenses required to own and operate the communications system from a subsidiary of Orbital Sciences Corporation, which was not in bankruptcy, in a related transaction. Prior to April 23, 2001, ORBCOMM LLC did not have any operating activities. We were formed as a Delaware corporation in October 2003 and on February 17, 2004, the members of ORBCOMM LLC contributed all of their outstanding membership interests in ORBCOMM LLC to us in exchange for shares of our common stock, representing ownership interests in us equal in proportion to their prior ownership interest in ORBCOMM LLC. As a result of, and immediately following the contribution, ORBCOMM LLC became a wholly-owned subsidiary of ours.

Overview

We operate a global commercial wireless messaging system optimized for narrowband communications. Our system consists of a global network of 26 low-Earth orbit, or LEO, satellites, 2 Automatic Identification System ("AIS") microsatellites and accompanying ground infrastructure. Our 26 first-generation satellites are the core of a two-way communications system that enables our customers and end-users, to track, monitor, control and communicate cost-effectively with fixed and mobile assets located anywhere in the world, and 2 microsatellites that specifically provide worldwide ship tracking capability using the AIS technology already installed on large ocean-going vessels. We have agreements with another satellite provider to resell their satellite services as well. We also provide terrestrial-based cellular communication services through reseller agreements with major cellular wireless providers. Currently, our agreements with major cellular providers include GSM and CDMA offerings in the United States and GSM services with significant coverage worldwide. These terrestrial-based communication services enable our customers who have higher bandwidth requirements to receive and send messages from communication devices based on terrestrial-based technologies using the cellular providers' wireless networks as well as from dual-mode devices combining the technologies from our satellite subscriber communicators and terrestrial-based technologies. As a result, our customers are now able to integrate into their applications communication technologies that will allow them to send and receive messages, including data intensive messaging using the cellular providers' wireless networks and our satellite network.

Our products and services enable our customers and end-users to enhance productivity, reduce costs and improve security through a variety of commercial, government, and emerging homeland security applications. We enable our customers and end-users to achieve these benefits on a world-wide basis by using a single global satellite technology standard for machine-to-machine and telematic, or M2M, data communications, as well providing the benefits of using terrestrial based cellular systems. Our customers have made significant investments in developing ORBCOMM-based applications. Examples of assets that are connected through our M2M data communications system include trucks, trailers, railcars, containers, heavy equipment, fluid tanks, utility meters, pipeline monitoring equipment, marine vessels, oil and gas wells and irrigation control systems. Customers benefiting from our network include original equipment manufacturers, or OEMs, such as Caterpillar, Komatsu, Doosan Infracore America, Hitachi, Hyundai Heavy Industries, The Manitowoc Company and Volvo Construction Equipment. In addition, we market our services through a distribution network of vertical market technology integrators known as VARs and IVARs, such as I.D. Systems, Inc., inthinc Technology Solutions Inc., and American Innovations, Ltd.

As a result of our acquisitions in 2011 and in 2012, we provide products and services in the cold chain telematics solutions business that enable customers to proactively monitor, manage and remotely control their refrigerated and other transport assets using complete end-to-end solutions. These solutions enable optimal business efficiencies, increased asset utilization, and substantially reduce asset write-offs and manual yard counts of chassis, refrigeration units, containers and generators ("gensets"). The information provided from these solutions also help industry leaders realize better fleet efficiency and utilization while reducing risk by adding safety monitoring of perishable cargo, including refrigerated and frozen food. In addition to relationships with leading refrigeration unit manufacturers such as Carrier and Thermo King, the customer base includes well-known brands such as Tropicana, Maersk Line, Prime Inc., C.R. England, FFE Transport, Inc., Target, Chiquita, Ryder, J.B. Hunt, Hapag-Lloyd, Golden State Foods, Martin-Brower and Canadian National Railways. These acquisitions enable us to create a global technology platform to transfer capabilities across new and existing vertical markets and deliver complementary products to our channel partners and resellers worldwide.

As of December 31, 2012, we had approximately 759,000 billable subscriber communicators compared to approximately 648,000 billable subscriber communicators as of December 31, 2011, an increase of 17.1%.

Satellite replenishments

Our current fleet of satellites was generally put in service in the late 1990s and has an estimated operating life of approximately nine to twelve years. Since 2002, we have implemented several operational changes and software updates that we believe have enhanced the expected life of the satellites. The majority of these changes focus on extending the life of the primary life limiting component — the nickel hydrogen batteries — which power the satellites.

Next-Generation Satellites

Through a series of launches, we intend to replenish the existing constellation of satellites with 17 next-generation satellites, which the expected capabilities of the replacement satellites, requiring fewer satellites than we currently use to deliver service.

We intend to launch 17 next-generation satellites equipped with increased communications capabilities and our AIS payload currently being constructed by SNC with the first of several launches using SpaceX Falcon 9 launch vehicles. We anticipate that the launch services will be performed between the second quarter of 2013 and the second quarter of 2014.

AIS microsatellites

On September 28, 2010, we entered into an AIS Satellite Agreement with OHB pursuant to which OHB, through its affiliate LXS to (1) design, construct, launch and in-orbit test two AIS microsatellites and (2) design and construct the required ground support equipment.

One AIS microsatellite was launched in October 2011 and the second was launched in January 2012 and both are providing full commercial service.

Acquisitions

PAR Logistics Management Systems Corporation

Effective on the close of business on January 12, 2012, we completed the acquisition of the assets of PAR Logistics Management Systems Corporation ("LMS"), a wholly-owned subsidiary of PAR Technology Corporation, including but not limited to, accounts receivable, inventory, equipment, intellectual property, all of LMS's rights to customer contracts, supplier lists and certain liabilities pursuant to an Asset Purchase Agreement dated as of December 23, 2011. The consideration paid to PAR on closing to acquire LMS totaled $6.1 million consisting of: (i) $4.0 million in cash, subject to a final working capital adjustment specified in the Asset Purchase Agreement, which has not yet been finalized and (ii) the issuance of 645,162 shares of our common stock, of which 387,097 shares of common stock were placed into an escrow account for up to fifteen months from closing to fund any indemnification obligations to us including for breaches of representations and warranties made by PAR.

In addition to the consideration paid at closing, the Asset Purchase Agreement provides for contingent payments of up to $3.9 million payable post-closing by us to PAR. Up to $3.0 million of the contingent payments will be payable based on achieving subscriber targets for calendar year 2012. Up to $0.9 million of the contingent payments will be payable based on achieving sales targets for calendar years 2012 through 2014. Any potential earn-out amounts can be paid in common stock, cash or a combination at our option. The potential earn-out amounts for achieving the subscriber and sales targets for calendar year 2012, if earned, will be paid within 30 days after we file our Form 10-K for 2012. The potential earn-out amount for achieving sales targets for calendar years 2013 and 2014, if earned, will be paid within 30 days after we file our Form 10-K for years 2013 and 2014. We recorded at the acquisition date a liability of $0.7 million for the estimated fair value of the earn-out amounts. Any change in the fair value of the contingent earn-out subsequent to the acquisition date, including changes from events after the acquisition date, will be recognized in earnings in the period the estimated fair value changes. For the year ended December 31, 2012, LMS did not achieve the subscriber target for the 2012 calendar year. As a result, we recognized $0.2 million as a reduction to selling, general and administrative expenses.

As a result of the acquisition of LMS, we recognized $3.3 million of goodwill and $1.7 million of intangible assets. The acquired goodwill will not be amortized for financial reporting purposes. However the acquired goodwill is tax deductible, and therefore amortized over fifteen years for income tax purposes. As such, deferred income tax expense and a deferred tax liability arise as a result of the difference in tax deductibility of this amount for tax and financial reporting purposes. The resulting deferred tax liability, which is expected to continue to increase over time will remain on our balance sheet indefinitely unless there is an impairment of the asset.

The acquired intangible assets consist of customer relationships, which is being amortized over 10 years, technology, which is being amortized over 5 years and trademarks, which is being amortized over 2 years.

The results of operations of LMS are included in our consolidated results for the period subsequent to the acquisition date of January 12, 2012. See Note 4 to the consolidated financial statements for further discussion.

StarTrak Systems, LLC

Effective on the close of business on May 16, 2011, we completed the acquisition of substantially all of the assets of StarTrak, a wholly-owned subsidiary of Alanco Technologies, Inc., ("Alanco") including but not limited to cash, accounts receivable, inventory, equipment, intellectual property, all of StarTrak's rights to customer contracts, supplier lists and assumed certain liabilities pursuant to an Asset Purchase Agreement dated as of February 23, 2011.

The consideration paid to acquire StarTrak was valued at $18.2 million consisting of: (i) cash subject to a final working capital adjustment, which has not yet been finalized, (ii) forgiveness of the 6% secured promissory note advanced by us to Alanco on February 23, 2011, (iii) note payable issued to a lender and stockholder of Alanco, (iv) common stock, (v) Series A convertible preferred stock and (vi) delivery of our investment in preferred stock and common stock of Alanco back to Alanco.

In addition to the consideration paid, up to an additional gross amount of $1.5 million (subject to certain reductions) in contingent payments is payable by us if certain revenue milestones of StarTrak are achieved for the 2011 calendar year. The initial estimate of the fair value of the contingent consideration was nil. Any change in the fair value of the contingent earn-out subsequent to the acquisition date, including changes from events after the acquisition date, will be recognized in earnings in the period the estimated fair value changes. For the year ended December 31, 2011 there were no changes to the fair value of the contingent earn-out amount as StarTrak did not achieve the revenue milestones for the 2011 calendar year.

As a result of the acquisition of StarTrak, we recognized $11.4 million of goodwill and $7.6 million of intangible assets. The acquired goodwill will not be amortized for financial reporting purposes. However the acquired goodwill is tax deductible, and therefore amortized over fifteen years for income tax purposes. As such, deferred income tax expense and a deferred tax liability arise as a result of the difference in tax deductibility of this amount for tax and financial reporting purposes. The resulting deferred tax liability, which is expected to continue to increase over time will remain on our balance sheet indefinitely unless there is an impairment of the asset.

The acquired intangible assets consist of technology and patents, customer relationships and trademarks are being amortized over 10 years.

The results of operations of StarTrak are included in our consolidated results for the period subsequent to the acquisition date of May 16, 2011. See Note 4 to the consolidated financial statements for further discussion.

EBITDA

EBITDA is defined as earnings attributable to ORBCOMM Inc., before interest income (expense), provision for income taxes and depreciation and amortization. We believe EBITDA is useful to our management and investors in evaluating our operating performance because it is one of the primary measures we use to evaluate the economic productivity of our operations, including our ability to obtain and maintain our customers, our ability to operate our business effectively, the efficiency of our employees and the profitability associated with their performance. It also helps our management and investors to meaningfully evaluate and compare the results of our operations from period to period on a consistent basis by removing the impact of our financing transactions and the depreciation and amortization impact of capital investments from our operating results. In addition, our management uses EBITDA in presentations to our board of directors to enable it to have the same measurement of operating performance used by management and for planning purposes, including the preparation of our annual operating budget.

EBITDA is not a performance measure calculated in accordance with accounting principles generally accepted in the United States, or GAAP. While we consider EBITDA to be an important measure of operating performance, it should be considered in addition to, and not as a substitute for, or superior to, net income (loss) or other measures of financial performance prepared in accordance with GAAP and may be different than EBITDA measures presented by other companies.

The following table reconciles our net income (loss) to EBITDA for the periods shown:

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net income (loss) attributable to ORBCOMM Inc.	$ 8,742	$ (18)	$(5,169)
Income tax expense (benefit)	1,390	827	(216)
Interest income	(93)	(147)	(218)
Interest expense	56	164	192
Depreciation and amortization	4,824	4,995	4,317
EBITDA	$14,919	$5,821	$(1,094)

EBITDA in 2012 improved by $9.1 million over 2011. The improvement was primarily due to increases in service revenues of $11.5 million and product revenues of $6.7 million and a $1.2 million gain on extinguishment of debt and accounts payable. The increase in service revenues was primarily due to an increase in core services of satellite and terrestrial revenues of $9.1 including $6.4 million from acquisitions and an increase in AIS revenue of $2.0 million. Product revenue increases included $2.1 million at our Japan subsidiary and $4.6 million from acquisitions. The increase in total revenues was offset by an increase in expenses, excluding depreciation and amortization, of $9.9 million from acquisitions.

EBITDA in 2011 improved $6.9 million over 2010. The improvement was primarily due to increases in service revenues of $3.3 million and product revenues of $6.4 million and a non-cash impairment charge of $3.3 million in discontinued operations to write down net assets held for sale in 2010. The increase in service revenues was primarily due to an increase in satellite and terrestrial revenues of $10.9 million including $4.8 million from the acquisition of StarTrak, offset by a reduction in AIS revenue of $8.3 million which included a one-time recognition in 2010 of the remaining unamortized AIS deferred service revenue of $5.9 million prepaid by the USCG. Product revenues included $5.2 million from StarTrak. The increase in total revenues was offset by an increase in expenses, excluding depreciation and amortization, of $6.6 million primarily due to a non-cash impairment charge to satellite network of $6.5 million in 2010 and $10.7 million in expenses, excluding depreciation and amortization, from StarTrak and $1.9 million of acquisition-related costs and losses.

Revenues

We derive service revenues from our resellers and direct customers from utilization of satellite subscriber communicators and the reselling of airtime from a third party satellite system and the utilization of terrestrial-based subscriber communicators using SIMS on the cellular providers' wireless networks. These service revenues generally consist of a one-time activation fee for each subscriber communicator and SIMS activated for use and monthly usage fees. Usage fees that we charge our customers are based upon the number, size and frequency of data transmitted by the customer and the overall number of subscriber communicators and SIMS activated by each customer. Revenues for usage fees from currently billing subscriber communicators and SIMS are recognized on an accrual basis, as services are rendered, or on a cash basis, if collection from the customer is not reasonably assured at the time the service is provided. Usage fees charged to our resellers and direct customers are charged primarily at wholesale rates based on the overall number of subscriber communicators activated by them and the total amount of data transmitted. We also earn service revenues from extended warranty service agreements extending beyond the initial warranty period of one year, royalty fees from third parties for the use of our proprietary communications protocol charged on a one-time basis for each satellite subscriber communicator connected to our M2M data communications system and fees from providing engineering, technical and management support services to customers. Service revenues include AIS data transmissions.

We derive product revenues primarily from sales of subscriber communicators to our resellers (i.e., our VARs, IVARs, international licensees and country representatives) and direct customers. We also sell cellular wireless subscriber identity modules, or SIMS, (for our terrestrial-communication services) to our resellers and direct customers.

Shipping costs billed to customers are included in product sales revenues and the related costs are included as costs of product sales.

Amounts received prior to the performance of services under customer contracts are recognized as deferred revenues and revenue recognition is deferred until such time that all revenue recognition criteria have been met.

Revenue Recognition for Arrangements with Multiple Deliverables

We enter into arrangements with customers that include multiple deliverables, which typically include subscriber communicators, monthly usage fees and optional extended warranty service agreements. We evaluate and separate each deliverable to determine whether it represents a separate unit of accounting if the following criteria are met:

- The delivered item(s) have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered items(s) and delivery of the undelivered item(s) is probable and in the control of the vendor.

Deliverables which do not meet these criteria are combined into a single unit of accounting. We have determined that all of the deliverables qualify as separate units of accounting.

At the inception of an agreement, we allocate revenue to each element in a multiple element arrangement based upon their relative selling price. When applying the relative selling price method, we determine the selling price for each deliverable using vendor-specific objective evidence of selling price ("VSOE"), if it exists, or third party evidence of selling price ("TPE") if VSOE does not exist. If neither VSOE nor TPE exists for a deliverable, estimated selling price ("ESP") is used. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or the meeting of any specified performance conditions. Revenue allocated to each element is then recognized when the revenue recognition criteria are met for each element.

VSOE is the price charged when the same or similar product or service is sold separately (i.e., on a standalone basis). TPE is generally the price at which a competitor or third party sells the same or a similar and largely interchangeable deliverable on a standalone basis. TPE may also include a company's standalone selling price for a similar and largely interchangeable product or service but not the same product or service. ESP is defined as the price which we would transact a sale if the product or service were sold regularly on a standalone basis. We have determined that ESP represents the best estimate of the selling prices for each of the deliverables. The determination was based upon management approved pricing guidelines, which consider multiple factors including gross margin objectives, competitive and market conditions and ongoing pricing strategy. We do not currently expect a material impact in the near term from changes in ESP.

Costs and expenses

We operate a 26 low-Earth orbit or LEO satellites, 2 AIS microsatellites, fifteen gateway earth stations, three AIS data reception earth stations, and three regional gateway control centers. Satellite-based communications systems are typically characterized by high initial capital expenditures and relatively low marginal costs for providing service. Because we acquired substantially all of our existing LEO satellites and network assets from ORBCOMM Global L.P. for a fraction of their original cost in a bankruptcy court-approved sale, we have benefited from lower amortization of capital costs than if the assets were acquired at ORBCOMM Global L.P.'s original cost. The LEO satellites became fully depreciated during the fourth quarter of 2006.

We currently anticipate that when the next-generation satellites are placed in service they will be depreciated over a period of ten years representing the estimated operational lives of the satellites.

Satellite impairments and insurance recovery

On October 7, 2012, the first prototype of the next-generation satellites was launched on the Cargo Re-Supply Services mission aboard the SpaceX Falcon 9 launch vehicle from Cape Canaveral, FL. The prototype satellite flying as a secondary payload on this mission was separated from the Falcon 9 launch vehicle. However, due to an anomaly on one of the Falcon 9's first stage engines, the rocket did not comply with a pre-planned International Space Station safety gate to allow it to execute the second burn. For this reason, the next-generation prototype was deployed into a lower orbit as the result of a pre-imposed safety check required by NASA. As a result of the lower than intended orbit, the prototype satellite de-orbited on October 10, 2012 despite all available efforts to raise the orbit using the satellite's on-board propulsion system. As a result, we recognized during the fourth quarter of 2012 an impairment charge of $9.8 million.

On December 7, 2012, we received $10.0 million from the insurer in connection with the settlement of an insurance claim arising from the loss of the prototype satellite, which represented the full amount recoverable under the insurance policy. As a result, we recorded during the fourth quarter of 2012 an insurance recovery-satellite network of $10.0 million in our consolidated statements of operations.

On June 19, 2008, the Coast Guard demonstration satellite and five quick-launch satellites were launched. Due to continued delays associated with the construction of the final quick-launch satellite #6, we were retaining it for future deployment. Communications capability for all of the quick-launch satellites and the Coast Guard demonstration satellite that were launched in June 2008 were lost in 2009. We impaired the full cost of quick-launch satellite #6, in September 2010, coincident with the signing of the AIS deployment agreement. As a result, we recognized a non-cash impairment charge of $6.5 million relating to quick-launch satellite #6 in our consolidated statements of operations in 2010.

Acquisition costs and loss on other investment

Acquisition-related costs directly relate to the acquisitions of LMS in 2012 and StarTrak in 2011. These costs include professional services expenses. For the years ended December 31, 2012 and 2011 acquisition-related costs were $0.7 million and $1.6 million, respectively. In connection with the acquisition of StarTrak, we recognized a loss of $0.3 million on the disposition of our investment in Alanco for the difference between the fair value and the carrying value. The amount of the loss was recorded in other income (expense) in our consolidated statements of operations for year ended December 31, 2011.

Discontinued operations

On August 5, 2010, Stellar Satellite Communications, Ltd. ("Stellar") entered into an Asset Purchase Agreement with Quake Global, Inc. ("Quake"), a manufacturer of satellite communicators. Under the terms of the Asset Purchase Agreement, Quake purchased inventory, equipment, intellectual property and assumed certain liabilities. In 2010, we wrote down the net assets for sale by $3.3 million to the estimated selling price of Stellar.

Operating expenses

We incur expenses associated with the operation of our communications system and the development and support of new applications, as well as sales, marketing, engineering and administrative expenses related to the operation of our business. As of December 31, 2012, we have 162 employees.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations, liquidity and capital resources are based on our consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, accounts receivable, accounting for business combinations, goodwill, satellite network and other equipment, long-lived assets, capitalized development costs, income taxes, warranty costs, loss contingencies and the value of securities underlying stock-based compensation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates and could have a significant adverse effect on our results of operations and financial position. We believe the following critical accounting policies affect our more significant estimates and judgments in the preparation of our consolidated financial statements.

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Our revenue recognition policy requires us to make significant judgments regarding the probability of collection of the resulting accounts receivable balance based on prior history and the creditworthiness of our customers. In instances where collection is not reasonably assured, revenue is recognized when we receive cash from the customer.

Revenues from the activation of subscriber communicators and SIMS are initially recorded as deferred revenues and are, thereafter, recognized ratably over the term of the agreement with the customer, generally four years which is the estimated customer relationship period. Revenues generated from monthly usage and administrative fees and engineering services are recognized when the services are rendered. Revenues generated from extended warranty service agreements extending beyond the initial warranty period of one year are initially recorded as deferred revenues and are, thereafter, recognized ratably over the term of the agreements generally two to five years. Revenues generated from royalties under our subscriber communicator manufacturing agreements are recognized when we issue to a third party manufacturer upon request a unique serial number to be assigned to each unit manufactured by such third party manufacturer.

Revenues generated from the sale of satellite subscriber communicators, SIMS and other products are either recognized when the products are shipped or when customers accept the products, depending on the specific contractual terms. Sales of subscriber communicators and SIMS and other items are not subject to return and title and risk of loss pass to the customer at the time of shipment.

In arrangements that include multiple deliverables, we make significant estimates and judgments with the determination of revenue to be recognized. These significant estimates and judgments include identifying the various elements in an arrangement, determining if the delivered items have stand-alone value and the relative selling prices.

Accounts receivable

Accounts receivable are due in accordance with payment terms included in our negotiated contracts. Amounts due are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. We make ongoing assumptions and judgments relating to the collectibility of our accounts receivable to determine our required allowances based on a number of factors such as the age of the receivable, credit history of the customer, historical experience and current economic conditions that may affect a customer's ability to pay. Past experience may not be indicative of future collections; as a result, allowances for doubtful accounts may deviate from our estimates as a percentage of accounts receivable and sales.

Satellite network and other equipment

Satellite network and other equipment are stated at cost, less accumulated depreciation and amortization. We use judgment to determine the useful life of our satellite network based on the estimated operational life of the satellites and periodic reviews of engineering data relating to the operation and performance of our satellite network.

Satellite network includes the costs of our constellation of satellites, and the ground and control facilities, which consists of gateway earth stations, gateway control centers and the network control center (the "Ground Component").

Assets under construction primarily consist of milestone payments pursuant to procurement agreements, which include the design, development, launch and other direct costs relating to the construction of the satellites and upgrades to the Company's infrastructure and the Ground Component. Once these assets are placed in service they will be transferred to satellite network and then depreciation will be recognized using the straight-line method over the estimated lives of the assets. No depreciation has been recorded on these assets as of December 31, 2012.

We capitalize interest on our note payable issued in 2011 during the construction period of our next-generation satellites. Capitalized interest is added to the cost of our next-generation satellites.

Accounting for Business Combinations

We account for business combinations pursuant to FASB Topic ASC 805, "*Business Combinations*". In accordance with ASC 805, the estimated purchase price was allocated to intangible assets and identifiable assets acquired and liabilities assumed based on their relative fair values. The excess of the purchase price over the net tangible and intangible assets and liabilities assumed was recorded as goodwill. We make significant assumptions and estimates in determining the preliminary estimated purchase price and the preliminary allocation of the estimated purchase in the consolidated financial statements. These preliminary estimates and assumptions are subject to change as we finalize the valuations. The final valuations may change significantly from the preliminary estimates. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based, in part, on historical experience, information obtained from the management of the acquired companies and future expectations. Examples of critical estimates in accounting for our acquisitions include but are not limited to:

- We estimated the fair value of the contingent earn-out consideration using a probability-weighted discounted cash flow model based upon the expected achievement of earn-outs;
- the future expected cash flows from revenues of the intangible assets acquired;
- the estimated useful lives of the intangible assets acquired; and
- the discount rates.

Goodwill

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment which is our only reporting unit.

Goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step is used to measure the amount of impairment loss and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

We periodically analyze whether any such indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators include a sustained and significant decline in our stock price and market capitalization, a decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate and unanticipated competition. Goodwill is assessed annually, at November 30, for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. There was no impairment for the years ended December 31, 2012 and 2011.

Long-lived assets

Management reviews long-lived assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In connection with this review, we reevaluate the periods of depreciation and amortization. We recognize an impairment loss when the sum of the future undiscounted net cash flows expected to be realized from the asset is less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, which is determined using the projected discounted future net cash flows. We measure fair value by discounting estimated future net cash flows using an appropriate discount rate. Considerable judgment is necessary to estimate the fair value of the assets and accordingly, actual results could vary significantly from such estimates. Our most significant estimates and judgments relating to the long-lived asset impairments include the timing and amount of projected future cash flows and the discount rate selected to measure the risks inherent in future cash flows.

Capitalized development costs

Judgments and estimates occur in the calculation of capitalized development costs. We evaluate and estimate when a preliminary project stage is completed and at the point when the project is substantially complete and ready for use. We base our estimates and evaluations on engineering data. We capitalize the costs of acquiring, developing and testing software to meet our internal needs. Capitalization of costs associated with software obtained or developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only (1) external direct cost of materials and services consumed in developing or obtaining internal-use software, and (2) payroll and payroll-related costs for employees who are directly associated with, and devote time to, the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Internal use software costs are amortized once the software is placed in service using the straight-line method over periods ranging from one to five years.

Income taxes

We estimate our income taxes separately for each tax jurisdiction in which we conduct operations. This process involves estimating actual current tax expense and assessing temporary differences resulting from different treatment of items between book and tax which result in deferred tax assets and liabilities. We recognize a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. In determining the net deferred tax assets and valuation allowances, we are required to make judgments and estimates in assessing the realizability of the deferred tax assets. In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

We account for uncertainly in income tax positions using a two-step approach. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Accounting for uncertainties in income taxes positions involves significant judgments by management.

During the years ended December 31, 2012, 2011 and 2010, we had no significant unrecognized tax benefits. We are subject to U.S. Federal and state examinations by tax authorities for all years from 2009. We do not expect any significant changes to its unrecognized tax positions during the next twelve months.

Warranty Costs

As a result of our acquisitions, we acquired warranty obligations on product sales, which provide for costs to replace or fix the product. One-year warranty coverage is accrued on product sales which provide for costs to replace or fix the product. Our analysis of the warranty liabilities associated with the one-year warranty coverage are estimated based on historical costs of the acquired companies to replace or fix products for customers, and may require additional liability for warranty coverage for other specific claims that are expected to be incurred within the next twelve months, for which it is estimated that customers may have a warranty claim. If we determine that adjustments to these amounts are required during the remainder of the measurement period such amounts will be recorded as an adjustment to goodwill.

For the warranty costs subsequent to the acquisition date, we accrue for one-year warranty coverage on product sales estimated at the time of sale based on historical costs to repair or replace products for customers compared to historical product revenues. Accrual estimates may differ from actual results and adjustments to the estimated warranty liability would be required.

Loss contingencies

We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.

Share-based Compensation

Our share-based compensation plans consist of the 2006 Long-Term Incentives Plan (the "2006 LTIP") and the 2004 Stock Option Plan. The 2006 LTIP approved by our stockholders in September 2006, provides for the grants of non-qualified stock options, stock appreciation rights ("SARs"), common stock, restricted stock, restricted stock units ("RSUs"), performance units and performance shares to our employees and non-employee directors. The 2004 Stock Option Plan, adopted in 2004, provides for the grants of non-qualified and incentive stock options to officers, directors, employees and consultants. We did not grant any stock options in 2012, 2011 and 2010.

We measure and recognize stock-based compensation expense for share-based payment awards to employees and directors based on estimated fair values on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For awards with performance conditions, an evaluation is made at the grant date and future periods as to the likelihood of the performance criteria being met. Compensation expense is adjusted in future periods for subsequent changes in the performance condition until the vesting date. We estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2012, 2011 and 2010, we recognized $1.8 million, $1.9 million and $2.2 million of stock-based compensation expense, respectively. As of December 31, 2012, we had an aggregate of $1.9 million of unrecognized compensation costs for all share-based payment arrangements.

We expect that our planned use of share-based payment arrangements will continue to be a significant expense for us in future periods. We have not recognized, and do not expect to recognize in the near future, any significant tax benefit related to employee stock-based compensation expense as a result of the valuation allowance on our net deferred tax assets and net operating loss carryforwards generated in the U.S.

The fair value of each time and performance SAR award is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions described below for the periods indicated. Depending how long our common stock has been publicly traded at the grant date the expected volatility was based either on (i) an average of our historical volatility over the expected terms of the SAR awards and the comparable publicly traded companies historical volatility or (ii) our historical volatility over the expected terms of SAR awards. We use the "simplified" method to determine the expected terms of SARs due to a limited history of exercises. Estimated forfeitures were based on voluntary and involuntary termination behavior as well as analysis of actual forfeitures. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of the grant over the expected term of the SAR grants.

	Years ended December 31,		
	2012	2011	2010
Risk-free interest rate	.11% to 1.41%	1.00% to 2.65%	1.77% to 2.65%
Expected life (years)	5.5 and 6.0	5.5 and 6.0	5.5 and 6.0
Estimated volatility factor	71.18% to 74.34%	64.15% to 74.34%	83.30% to 85.95%
Expected dividends	None	None	None

The grant date fair values of the RSU awards granted in 2012, 2011 and 2010 are based upon the closing stock price of our common stock on the date of grant.

Results of Operations

Revenues

The table below presents our revenues (in thousands) for the years ending December 31, 2012, 2011 and 2010, together with the percentage of total revenue represented by each revenue category:

	Years ended December 31,					
	2012		2011		2010	
		% of Total		% of Total		% of Total
Service revenues	$49,026	76.0%	$37,513	81.0%	$34,257	93.4%
Product sales	15,472	24.0%	8,793	19.0%	2,419	6.6%
	$64,498	100.0%	$46,306	100.0%	$36,676	100.0%

2012 vs. 2011: Total revenues for 2012 increased $18.2 million, or 39.3%, to $64.5 million from $46.3 million in 2011

2011 vs. 2010: Total revenues for 2011 increased $9.6 million, or 26.3%, to $46.3 million from $36.7 million in 2010.

Service revenues

2012 vs. 2011: Service revenues increased $11.5 million in 2012, or 30.7%, to $49.0 million from $37.5 million in 2011. The increase in service revenues in 2012 over 2011 were primarily due to an increase in satellite and terrestrial revenues of $9.1 million primarily from an increase in messaging service due to increases in billable subscriber communicators and usage by some customers, which includes $6.4 million from acquisitions. Service revenues also increased because of an increase in AIS revenue of $2.0 million. As of December 31, 2012, we had approximately 759,000 billable subscriber communicators compared to approximately 648,000 billable subscriber communicators as of December 31, 2011, an increase of 17.1%.

2011 vs. 2010: Service revenues increased $3.3 million in 2011, or 9.5%, to $37.5 million from $34.3 million in 2010. The increase in service revenues in 2011 over 2010 were primarily due an increase in satellite and terrestrial revenues of $10.9 million primarily from an increase in messaging service due to increases in billable subscriber communicators and usage by some customers and $4.8 million of incremental revenue from StarTrak, offset by a reduction in AIS revenue of $8.3 million which included a one-time recognition in 2010 of the remaining unamortized AIS deferred service revenue of $5.9 million prepaid by the USCG. As of December 31, 2011, we had approximately 648,000 billable subscriber communicators compared to approximately 575,000 billable subscriber communicators as of December 31, 2010, an increase of 12.7%.

Service revenue growth can be impacted by the customary lag between subscriber communicator activations and recognition of service revenue from these units.

Product sales

2012 vs. 2011: Revenues from product sales increased $6.7 million in 2012, or 75.9%, to $15.5 million from $8.8 million in 2011. The increase was primarily due to $4.6 million from acquisitions and $2.1 million sales to customers at our Japanese subsidiary.

2011 vs. 2010: Revenues from product sales increased $6.4 million in 2011, or 263.4%, to $8.8 million from $2.4 million in 2010. The increase was primarily due to $5.2 million from StarTrak and sales to the heavy equipment sector by our Japanese subsidiary.

Costs of services

Costs of services is comprised of expenses to provide services, such as payroll and related costs, including stock-based compensation, materials and supplies, depreciation and amortization of assets and usage fees to cellular wireless providers for the data transmitted by the resellers on our network and other third-party networks.

2012 vs. 2011: Costs of services increased by $4.6 million, or 29.0%, to $20.4 million in 2012 from $15.8 in 2011. The increase was primarily due from acquisitions. As a percentage of service revenues, cost of services were 41.5% in 2012 compared to 42.1% in 2011. The decrease in cost of services as a percentage of service revenues was primarily due to an increase in service revenues.

2011 vs. 2010: Costs of services increased by $3.1 million, or 24.5%, to $15.8 million in 2011 from $12.7 in 2010. The increase was primarily due from the acquisition of StarTrak. As a percentage of service revenues, cost of services were 42.1% in 2011 compared to 37.0% in 2010. The increase in cost of services as a percentage of service revenues was primarily due to recognizing the remaining AIS deferred professional services revenues in 2010 that were prepaid as the agreement with the USCG expired.

Costs of product sales

Costs of products includes the purchase price of subscriber communicators and SIMS sold, costs of warranty obligations, shipping charges, depreciation and amortization as well as operational costs to fulfill customer orders, including costs for employees.

2012 vs. 2011: Costs of product sales increased by $3.5 million, or 53.7% to $10.2 million in 2012 from $6.7 million in 2011. The increase was primarily due from acquisitions. We had a gross profit from product sales (revenues from product sales minus costs of product sales) of $5.2 million in 2012 compared to a gross profit from product sales of $2.1 million in 2011. The increase in gross profit from product sales was primarily due to $1.9 million from acquisitions and $1.2 million primarily due to an increase in product sales to customers at our Japanese subsidiary.

2011 vs. 2010: Costs of product sales increased by $5.2 million, or 340.4% to $6.7 million in 2011 from $1.5 million in 2010. The increase was primarily due from StarTrak. We had a gross profit from product sales (revenues from product sales minus costs of product sales) of $2.1 million in 2011 compared to a gross profit from product sales of $0.9 in 2010. The increase in gross profit from product sales in 2011 over 2010 was primarily due to $0.6 million from StarTrak and an increase of $0.6 million primarily due to an increase in product sales to the heavy equipment sector by our Japanese subsidiary.

Selling, general and administrative expenses

Selling, general and administrative expenses relate primarily to expenses for general management, sales and marketing, and finance, professional fees and general operating expenses.

2012 vs. 2011: Selling, general and administrative expenses increased by $1.8 million, or 9.1%, to $21.9 million in 2012 from $20.0 million in 2011. The increase was primarily due from acquisitions

2011 vs. 2010: Selling, general and administrative expenses increased by $3.3 million, or 19.8%, to $20.0 million in 2011 from $16.7 million in 2010. The increase was primarily due from StarTrak.

Product development expenses

Product development expenses consist primarily of the expenses associated with our engineering team, along with the cost of third parties that are contracted to support our current applications.

2012 vs. 2011: Product development expenses in 2012 and 2011 were $2.5 million and $1.2 million, respectively. The increase was primarily due from acquisitions.

2011 vs. 2010: Product development expenses in 2011 and 2010 were $1.2 million and $0.7 million, respectively. The increase was primarily due from StarTrak.

Acquisition costs

Acquisition-related costs directly related to the acquisitions of StarTrak and LMS include professional services expenses.

Impairment charges and insurance recovery — satellite network

On October 7, 2012, the first prototype of the next-generation satellites was launched on the Cargo Re-Supply Services mission aboard the SpaceX Falcon 9 launch vehicle from Cape Canaveral, FL. The prototype satellite flying as a secondary payload on this mission was separated from the Falcon 9 launch vehicle. However, due to an anomaly on one of the Falcon 9's first stage engines, the rocket did not comply with a pre-planned International Space Station safety gate to allow it to execute the second burn. For this reason, the next-generation prototype was deployed into a lower orbit as the result of a pre-imposed safety check required by NASA. As a result of the lower than intended orbit, the prototype satellite de-orbited on October 10, 2012 despite all available efforts to raise the orbit using the satellite's on-board propulsion system. As a result, we recognized during the fourth quarter of 2012 an impairment charge of $9.8 million.

On December 7, 2012, we received $10.0 million from the insurer in connection with the settlement of an insurance claim arising from the loss of the prototype satellite, which represented the full amount recoverable under the insurance policy. As a result, we recorded an insurance recovery-satellite network of $10.0 million in our consolidated statements of operations.

In September 2010, we recorded a non-cash impairment charge of $6.5 million to write-off quick-launch satellite #6 after entering into a settlement agreement with OHB in connection with two contracts to build and deploy satellites that were launched in June 2008, along with signing the new AIS Satellite Deployment and License Agreement. The decision to write-off quick-launch satellite #6 instead of completing it was based on our determination that completion of the construction and launch of this satellite would not be cost effective.

Other income (expense)

Other income is comprised primarily of interest income from our cash and cash equivalents, which consists of U.S. Treasuries, interest bearing instruments, and our investments in marketable securities consisting of U.S. government and agency obligations, corporate obligations and FDIC-insured certificates of deposit classified as held to maturity, foreign exchange gains and losses, gain on extinguishment of debt and interest expense.

2012 vs. 2011: Other income was $1.2 million compared to other expense of $0.2 million in 2011. The increase is primarily due to a $1.1 million gain on extinguishment of debt in connection with Satcom's note holders in 2012 and a loss of $0.3 million on the disposition of our investment in Alanco, incurred in connection with the acquisition of StarTrak, for the difference between the fair value and the carrying value in 2011.

2011 vs. 2010: Other expense was $0.2 million in 2011 compared to other income of less than $0.1 million in 2010. The change is primarily due to a loss of $0.3 million on the disposition of our investment in Alanco, incurred in connection with the acquisition of StarTrak for the difference between the fair value and the carrying value.

Income (loss) from continuing operations before income taxes

2012 vs. 2011: We have income from continuing operations before income taxes of $10.3 million in 2012, compared to income before income taxes of $0.8 million in 2011.

2011 vs. 2010: We have income from continuing operations before income taxes of $0.8 million in 2011, compared to a loss from continuing operations before income taxes of $1.4 million in 2010. In 2011, our income from continuing operations included acquisition-related costs and the loss on disposition of our investment in Alanco of $1.9 million.

Income taxes (benefit)

In 2012, we recorded income taxes of $1.4 million, which was primarily due to a foreign income tax expense of $1.1 million from income generated by our subsidiary ORBCOMM Japan operating in Japan and $0.3 million of alternative minimum tax.

In 2011, we recorded income taxes of $0.8 million, which was primarily due to a foreign income tax expense of $0.7 million from income generated by our subsidiary ORBCOMM Japan operating in Japan and $0.1 million from the amortization of tax goodwill generated from the acquisition of StarTrak.

In 2010, we recorded an income tax benefit of $0.2 million, which was primarily due to reversing $0.3 million of the valuation allowance on deferred tax assets related to ORBCOMM Japan during the quarter ended December 31, 2010. The primary evidence used in determining to reverse the valuation allowance was that ORBCOMM Japan has had positive cumulative earnings since 2008. Other positive evidence included: ORBCOMM Japan's forecast which indicated that its positive earnings would continue in the long-term and the utilization of its net operating loss carryforwards before expiration. The valuation allowance was originally established in 2008 based primarily on negative evidence of ORBCOMM Japan's limited operating history following its reorganization.

Income (loss) from continuing operations

2012 vs. 2011: We have income from continuing operations of $8.9 million in 2012 compared to a loss from continuing operations of $0.1 million in 2011. The increase in revenues in 2012 were the significant factor in contributing to the improvement in 2012.

2011 vs. 2010: We have a loss from continuing operations of $0.1 million in 2011 compared to a loss from continuing operations of $1.2 million in 2010. The acquisition-related costs and loss on disposition of our investment in Alanco of $1.9 million and the provision for income taxes described above were the significant factors in contributing to the loss in 2011.

Loss from discontinued operations

In 2010 the loss from discontinued operations was $3.8 million, which was primarily due to a non-cash impairment charge of $3.3 million related to the sale of Stellar on August 5, 2010.

Net income (loss)

2012 vs. 2011: We have net income of $8.9 million in 2012 compared to a net loss of $0.1 million in 2011. The increase in revenues in 2012 were the significant factor in contributing to the improvement in 2012.

2011 vs. 2010: We have a net loss of $0.1 million in 2011, compared to a net loss of $4.9 million in 2010.

Noncontrolling interests

Noncontrolling interests relate to earnings and losses attributable to noncontrolling shareholders.

Net income (loss) attributable to ORBCOMM Inc.

2012 vs. 2011: We have net income attributable to our company of $8.7 million in 2012, compared to a net loss of less than $0.1 million in 2011. The increase in revenues in 2012 was the significant factor in contributing to the improvement in 2012.

2011 vs. 2010: We have a net loss attributable to our company of less than $0.1 million in 2011, compared to a net loss of $5.2 million in 2010. The acquisition-related costs and loss on disposition of our investment in Alanco of $1.9 million and the provision for income taxes were the significant factors in contributing to the loss in 2011.

Net income (loss) attributable to ORBCOMM Inc. common stockholders

The net income attributable to our common stockholders in 2012 and the net loss attributable to our common stockholders in 2011 includes dividends of $0.1 million and less than $0.1 million, respectively, paid in shares of the Series A convertible preferred stock issued in connection with the acquisition of StarTrak.

Liquidity and Capital Resources

Overview

Our liquidity requirements arise from our working capital needs and to fund capital expenditures to support our current operations, and facilitate growth and expansion. We have financed our operations and expansion mostly from sales of our common stock through public offerings and private placements of debt, convertible redeemable preferred stock and common stock. We had net income in 2012 but have incurred losses through 2011 and at December 31, 2012 we have an accumulated deficit of $68.0 million. As of December 31, 2012, our primary source of liquidity consisted of cash, cash equivalents, restricted cash and marketable securities totaling $64.9 million. In addition, on January 4, 2013, we issued $45 million aggregate principal amount of Senior Notes due on January 4, 2018.

Operating activities

Cash provided by our operating activities in 2012 was $13.9 million resulting from net income of $8.9 million, supplemented by non-cash items including $4.8 million for depreciation and amortization and $1.8 million for stock-based compensation, offset by a $1.2 million gain on extinguishment of debt and accounts payable. Working capital activities primarily consisted of a net use of cash of $1.6 million for an increase in accounts receivable primarily due to the increase in revenues.

Cash provided by our operating activities in 2011 was $6.3 million resulting from a net loss of $0.1 million, offset by non-cash items including $5.0 million for depreciation and amortization, $1.9 million for stock-based compensation, $0.3 million loss on the disposition of our investment in Alanco and amortization of premium on marketable securities of $1.2 million. Working capital activities primarily consisted of a net use of cash of $1.5 million for an increase in accounts receivable primarily due to the increase in revenues.

Cash provided by our operating activities of continuing operations in 2010 was $3.5 million resulting from a net loss of $4.9 million, offset by adjustments for non-cash items including $6.5 million impairment charge-satellite network, $3.3 million impairment charge related to the sale of Stellar, $4.3 million for depreciation and amortization, $2.2 million for stock-based compensation and amortization of premium on marketable securities of $1.2 million. Working capital activities consisted of net uses of cash of $1.4 million for an increase in accounts receivable primarily due to the increase in revenues and $6.9 million from a decrease in deferred revenue of which $5.9 million is related to recognizing the remaining AIS deferred professional services revenue that were prepaid as the agreement with the U.S. Coast Guard expired.

Cash used in our operating activities of discontinued operations in 2010 was $0.1 million.

Investing activities

Cash used in our investing activities in 2012 was $12.3 million, resulting from $4.0 million in consideration paid to acquire LMS, capital expenditures of $36.6 million and purchases of marketable securities of $52.5 million, offset by proceeds received from the maturities of marketable securities totaling $69.7 million, insurance recovery-satellite network of $10.0 million and releasing $1.0 million in restricted cash.

Cash provided by our investing activities in 2011 was $11.8 million, resulting from proceeds received from the maturities of marketable securities totaling $102.0 million, offset primarily by $1.9 million in consideration paid to acquire StarTrak, capital expenditures of $7.9 million and purchases of marketable securities of $81.3 million.

Cash used in our investing activities of continuing operations in 2010 was $51.5 million, resulting from capital expenditures of $7.2 million, purchases of marketable securities of $143.2 million and the purchase of a cost method investment of $1.4 million. These uses were offset by proceeds received from the maturities of marketable securities totaling $100.3 million.

Cash provided by our investing activities of discontinued operations in 2010 was less than $0.1 million.

Financing activities

Cash used in our financing activities in 2012 was $1.2 million, resulting from ORBCOMM'S purchase of noncontrolling ownership interests in Satcom of $0.2 million, Satcom's repayment of $0.3 million in notes payable and $0.8 million in principal payments of capital leases and a note payable.

Cash used in our financing activities in 2011 was $0.2 million, resulting primarily from the principal payment on the 6% secured promissory note payable.

Cash used in our financing activities of continuing operations in 2010 was $0.8 million, resulting from the purchase of the noncontrolling ownership interests of ORBCOMM Japan.

Future Liquidity and Capital Resource Requirements

We expect cash flows from operating activities, along with our existing cash, cash equivalents, restricted cash and marketable securities along with the proceeds we received on January 4, 2013 from the issuance of the $45 million Senior Notes will be sufficient to provide working capital and to fund capital expenditures, which primarily includes milestone payments under the procurement agreements for the next-generation satellite over the next twelve months.

$45 million 9.5% Senior Notes

On January 4, 2013, we issued $45 million aggregate principal amount of Senior Notes due on January 4, 2018. Interest is payable quarterly at a rate of 9.5% per annum. The Senior Notes are secured by a first priority security interest in substantially all of our and subsidiaries' assets. The covenants in the Senior Notes limits our ability among other things to, incur additional indebtedness and liens, to sell, transfer, lease or otherwise dispose of our subsidiaries assets, merge or consolidate with other companies. We are also required to obtain launch and one year in-orbit insurance for our next-generation satellites under the terms of the Senior Notes. We must also comply with a maintenance covenant of either having available liquidity of $10 million (the sum of (a) cash and cash equivalents plus (b) the total amount available to be borrowed under a working capital facility) or a maximum leverage ratio (consolidated total debt to consolidated adjusted EBITDA, adjusted for stock-based compensation and certain other non-cash items and other agreed upon other charges) of not more than 4.5 to 1.0.

As of December 31, 2012, our subsidiary in Japan had approximately $6.8 million in cash. In January 2013, we received approximately $5.3 million in cash that was repatriated to the United States. The remaining undistributed earnings of our Japan subsidiary are considered permanently reinvested.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2012 and the effect that those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by Period				
	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	After 5 Years
Next-generation satellite launches(1)	$ 88,733	$46,073	$42,660	$ —	$ —
AIS satellite deployment and license agreement(2)	364	182	182	—	—
Operating leases(3)	7,552	1,927	1,891	1,569	2,165
$3,900,000 6% secured promissory note payable(4)	3,450	3,450	—	—	—
	$100,099	$51,632	$44,733	$1,569	$2,165

(1) Amounts represent payments to Sierra Nevada Corporation and Space Exploration Technologies Corp., but excludes the cost of launch plus one year in-orbit insurance for the next-generation satellites which we are obligated to obtain under the terms of the Senior Notes. We expect to obtain the required insurance prior to each of the two launches.

(2) Amounts represent lease payments in connection with our 2 AIS Microsatellites.

(3) Amounts represent future minimum payments under operating leases for our office spaces and other facilities under operating leases for our office spaces and other facilities.

(4) Amount repaid in January 2013.

The table does not include the issuance of the $45 million Senior Notes on January 4, 2013, which provides for annual interest payments of $4.2 million and the principal balance due in January 2018.

Off-Balance sheet Arrangements

None

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest rate risk

We do not have any material interest rate risk.

Effects of inflation risk

Overall, we believe that the impact of inflation risk on our business will not be significant.

Foreign currency risk

The majority of our revenues and expenses are transacted in U.S. dollars. Due to the acquisition of ORBCOMM Japan, we have foreign exchange exposures to non-U.S. dollar revenues. For the years ended December 31, 2012 and 2011, revenues denominated in foreign currencies were approximately 13.9% and 14.9% of total revenues, respectively. For the year ended December 31, 2012, our revenues would have decreased by approximately 1.3% if the U.S. dollar would have strengthened by 10%.

We have assets and liabilities denominated in foreign currencies. A hypothetical change in the fair value of these assets and liabilities from an increase (decrease) of 10% of the U.S. dollar would be an increase (decrease) of approximately $0.2 million.

Concentration of credit risk

The following table presents customers with revenues greater than 10% of our consolidated total revenues.

	Years ended December 31,		
	2012	2011	2010
Caterpillar Inc.	17.7%	21.7%	12.8%
Komatsu Ltd.	12.0%	14.7%	13.1%
Hitachi Construction Machinery Co., Ltd.	—	10.2%	11.3%
Asset Intelligence	—	—	11.7%

As of December 31, 2012, we have marketable securities which consist of U.S. government and agency obligations, corporate obligations and FDIC-backed certificates of deposit debt securities totaling $28 million. The primary objectives of our investment activities are to preserve capital, maintain sufficient liquidity to meet operating requirements while at the same time maximizing income we receive from our investments without significantly increasing our risk. Due to the high investment quality and short duration of these marketable securities, we do not believe that we have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however will reduce future income. A hypothetical 1% movement in market interest rates would not have a significant impact on interest income.

Vendor risk

We do not have any material vendor risk.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements of ORBCOMM Inc., and subsidiaries including the notes thereto and the report thereon, is presented beginning at page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

In connection with preparation of this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of the acquisition of LMS ("Acquired Business"), we have begun to integrate certain business processes and systems of the Acquired Business. Accordingly, certain changes have been made and will continue to be made to our internal control over financial reporting until such time as this integration is complete. In reliance on interpretive guidance issued by the SEC staff management has chosen to exclude from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, the Acquired Business' internal control over financial reporting associated with assets of $2.3 million representing 1.1% of consolidated assets, and revenue of $5.5 million, representing 8.6% of consolidated revenues, included in our consolidated financial statements as of and for the year ended December 31, 2012, and will include its assessment of internal control over financial reporting for the Acquired Business in our Annual Report on Form 10-K for our fiscal year ending December 31, 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included below.

Changes in Internal Control over Financial Reporting

We reviewed our internal control over financial reporting at December 31, 2012. As a result of the acquisition of LMS, we have begun to integrate certain business processes and systems of the Acquired Business. Accordingly, certain changes have been made and will continue to be made to our internal control over financial reporting until such time as this integration is complete.

There have been no other changes in our internal control over financial reporting identified in an evaluation thereof that occurred during the last fiscal quarter of 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ORBCOMM Inc.:

We have audited ORBCOMM Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ORBCOMM Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

ORBCOMM Inc. acquired the net assets of LMS during 2012, and management excluded from its assessment of the effectiveness of ORBCOMM Inc.'s internal control over financial reporting as of December 31, 2012, LMS's internal control over financial reporting associated with total assets of $2.3 million, representing 1.1% of consolidated assets, and revenues of $5.5 million, representing 8.6% of consolidated revenues, included in the consolidated financial statements of ORBCOMM Inc. and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of ORBCOMM Inc. also excluded an evaluation of the internal control over financial reporting of LMS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORBCOMM Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in equity for each of the years in the three-year period ended December 31, 2012, and our report dated March 18, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
March 18, 2013

Item 9B. ***Other information***

MobileNet Acquisition:

On March 13, 2013, ORBCOMM Inc. ("ORBCOMM") and MobileNet, Inc. ("MobileNet"), William J. Purdie III and Ruby W. Purdie (MobileNet, Mr. Purdie and Ms. Purdie are collectively referred to as the "Sellers"), entered into an Asset Purchase Agreement (the "MobileNet APA") for ORBCOMM to purchase substantially all of the assets of MobileNet.

The consideration payable by ORBCOMM at the closing with respect to substantially all the assets of MobileNet is equal to the aggregate amount of $5,000,000 (the "Closing Consideration") in cash and common stock as follows:

(i) Cash consideration in an amount equal to $3,500,000;

(ii) Issuance and delivery to MobileNet of 329,344 shares of ORBCOMM common stock (based on the amount of $1,500,000 divided by the average 20-day closing price of ORBCOMM common stock prior to the execution of the MobileNet APA (the "Average Price"));

(iii) Issuance and delivery to Computershare Trust Company, N.A., as escrow agent, of 164,672 shares of ORBCOMM common stock (based on the amount of $750,000 divided by the Average Price), which escrowed shares will be available to pay certain indemnification obligations of the Sellers to ORBCOMM; and

(iv) Assumption by ORBCOMM of certain specified assumed liabilities, generally consisting of liabilities arising after the closing date and liabilities reflected in the closing working capital calculation.

In addition to the Closing Consideration, contingent consideration is payable by ORBCOMM if service revenues attributable to the MobileNet business for either of the two one year periods after the closing are in excess of the specified baseline amount, then ORBCOMM shall pay to MobileNet an amount equal to (i) fifty percent (50%) of the first $2,000,000 of such excess amount for such earnout period and (ii) thirty-five percent (35%) of any amount of such excess amount for such earnout period which is greater than $2,000,000 (the "Earnout Amounts").

Up to fifty percent (50%) of such payments of the Earnout Amounts, if and when earned, may be paid in shares of ORBCOMM common stock (at ORBCOMM's option) valued at the 20-day trailing average closing price for the 20 trading days ending on the last trading day of the earnout period in question on the NASDAQ exchange, with the balance payable in cash.

The MobileNet APA contains customary representations, warranties and covenants. The representations and warranties generally survive the closing for fifteen (15) months.

Each party's obligation to close the transactions contemplated by the MobileNet APA is subject to customary closing conditions, including obtaining certain third party consents to the transactions and each party's satisfaction with the results of their due diligence investigation of the other party.

The MobileNet APA can be terminated by both parties if not consummated by April 30, 2013.

GlobalTrak Acquisition:

On March 13, 2013, ORBCOMM and System Planning Corporation ("SPC"), entered into an Asset Purchase Agreement (the "GlobalTrak APA") for ORBCOMM to purchase substantially all of the assets of SPC's GlobalTrak division. The consideration payable by ORBCOMM at the closing with respect to substantially all the assets of GlobalTrak is equal to the aggregate amount of $2,750,000 in cash, of which $500,000 will be deposited in escrow with a third party escrow agent. ORBCOMM will also assume certain specified assumed liabilities, generally consisting of liabilities arising after the closing date and liabilities reflected in the closing working capital calculation.

The GlobalTrak APA contains customary representations, warranties and covenants. The representations and warranties generally survive the closing for fifteen (15) months.

Each party's obligation to close the transactions contemplated by the GlobalTrak APA is subject to customary closing conditions, including obtaining certain third party consents to the transactions and ORBCOMM's satisfaction with the results of its due diligence investigation of the GlobalTrak business.

The GlobalTrak APA can be terminated by both parties if not consummated by June 30, 2013.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Identification of Directors

Reference is made to the information regarding directors under the heading "Election of Directors (Proposal 1)" in the Proxy Statement for our 2013 Annual Meeting of stockholders to be held on April 25, 2013 (the "2013 Proxy Statement"), which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers under the heading "Executive Officers of the Registrant" in Part I, Item 1 of this Annual Report on Form 10-K.

Identification of Audit Committee and Audit Committee Financial Expert

Reference is made to the information regarding directors under the heading "Election of Directors (Proposal 1) Board of Directors and Committees — Audit Committee" in our 2013 Proxy Statement, which information hereby is incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors under the heading "Election of Directors (Proposal 1)" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance — Board of Directors and Committees" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Code of Ethics

We have adopted a code of ethics, or Code of Business Conduct, to comply with the rules of the SEC and Nasdaq. Our Code of Business Conduct applies to our directors, officers and employees, including our principal executive officer and senior financial officers. A copy of our Code of Business Conduct is maintained on our website at www.orbcomm.com.

Item 11. *Executive Compensation*

Reference is made to the information under the heading "Executive Compensation" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Beneficial Ownership

Reference is made to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Equity Compensation Plan Information

Reference is made to the information under the heading "Equity Compensation Plan Information" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the information under the heading "Certain Relationships and Transactions with Related Persons" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

Item 14. *Principal Accountant Fees and Services*

Reference is made to the information under the heading "Ratification of Selection of Independent Registered Public Accounting Firm (Proposal 2) — Principal Accountant Fees" in our 2013 Proxy Statement, which information is hereby incorporated by reference.

PART IV

Item 15. ***Exhibits and Financial Statements Schedules***

(a)(1) Financial Statements

See Index to Consolidated Financial Statements appearing on page F-1.

(a)(2) Financial Statement Schedules

Schedule II- See Index to Consolidated Financial Statements appearing on page F-1

Financial statement schedules not filed herein have been omitted as they are not applicable or the required information or equivalent information has been included in the financial statements or the notes thereto.

(a)(3) Exhibits

See Exhibit Index attached hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ORBCOMM Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochelle Park, State of New Jersey, on March 18, 2013.

ORBCOMM Inc.

By: /s/ Marc J. Eisenberg
Marc J. Eisenberg
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 18, 2013 by the following persons in the capacities indicated:

Signature	Title
/s/ Marc J. Eisenberg Marc J. Eisenberg	Chief Executive Officer and President and Director (principal executive officer)
/s/ Jerome B. Eisenberg Jerome B. Eisenberg	Chairman of the Board
/s/ Marco Fuchs* Marco Fuchs	Director
/s/ Didier Delepine* Didier Delepine	Director
/s/ Timothy Kelleher* Timothy Kelleher	Director
/s/ John Major* John Major	Director
/s/ Gary H. Ritondaro* Gary H. Ritondaro	Director
/s/ Robert G. Costantini	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

*By: /s/ Christian G. LeBrun
Christian G. LeBrun, Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ORBCOMM Inc.:

We have audited the accompanying consolidated balance sheets of ORBCOMM Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in equity for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule, "Schedule II — Valuation and Qualifying Accounts." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORBCOMM Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2013 expressed an unqualified opinion on the effectiveness of ORBCOMM Inc. and subsidiaries' internal control over financial reporting.

/s/ KPMG LLP

New York, New York
March 18, 2013

ORBCOMM Inc.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,783	$ 35,061
Restricted cash	—	1,000
Marketable securities	27,969	45,973
Accounts receivable, net of allowances for doubtful accounts of $300 and $300	10,703	7,946
Inventories	3,748	2,815
Prepaid expenses and other current assets	1,484	1,660
Deferred income taxes	164	912
Total current assets	78,851	95,367
Satellite network and other equipment, net	101,208	79,771
Goodwill	14,740	11,131
Intangible assets, net	7,791	7,125
Restricted cash	2,195	2,220
Other assets	1,583	1,419
Deferred income taxes	398	136
Total assets	$206,766	$197,169
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 2,899	$ 2,641
Accrued liabilities	11,271	14,127
Current portion of note payable	—	250
Current portion of deferred revenue	2,394	2,099
Total current liabilities	16,564	19,117
Note payable — related party	1,503	1,480
Note payable, net of current portion	3,398	3,376
Deferred revenue, net of current portion	1,959	1,570
Deferred tax liabilities	397	823
Other liabilities	557	226
Total liabilities	24,378	26,592
Commitments and contingencies		
Equity:		
ORBCOMM Inc. stockholders' equity		
Preferred Stock Series A, par value $0.001; 1,000,000 shares authorized; 161,359 and 186,265 shares issued and outstanding	1,612	1,861
Common stock, par value $0.001; 250,000,000 shares authorized; 46,783,568 and 45,668,527 shares issued	47	46
Additional paid-in capital	248,469	244,543
Accumulated other comprehensive income	633	1,352
Accumulated deficit	(67,956)	(76,629)
Less treasury stock, at cost, 29,990 shares at December 31, 2012 and 0 shares at December 31, 2011	(96)	—
Total ORBCOMM Inc. stockholders' equity	182,709	171,173
Noncontrolling interests	(321)	(596)
Total equity	182,388	170,577
Total liabilities and equity	$206,766	$197,169

See notes to consolidated financial statements.

ORBCOMM Inc.

Consolidated Statements of Operations
(in thousands, except per share data)

	Years ended December 31,		
	2012	2011	2010
Revenues:			
Service revenues	$ 49,026	$37,513	$34,257
Product sales	15,472	8,793	2,419
Total revenues	64,498	46,306	36,676
Costs and expenses (1):			
Costs of services	20,355	15,784	12,683
Costs of product sales	10,236	6,656	1,511
Selling, general and administrative	21,853	20,036	16,728
Product development	2,459	1,237	663
Impairment charges-satellite network	9,793	—	6,509
Insurance recovery-satellite network	(10,000)	—	—
Acquisition-related costs	704	1,608	—
Total costs and expenses	55,400	45,321	38,094
Income (loss) from operations	9,098	985	(1,418)
Other income (expense):			
Interest income	93	147	218
Other income (expense)	96	(197)	(16)
Gain on extinguishment of debt, net of expenses	1,062	—	—
Interest expense	(56)	(164)	(192)
Total other income (expense)	1,195	(214)	10
Income (loss) from continuing operations before income taxes	10,293	771	(1,408)
Income taxes (benefit)	1,390	827	(216)
Income (loss) from continuing operations	8,903	(56)	(1,192)
Loss from discontinued operations	—	—	(3,753)
Net income (loss)	8,903	(56)	(4,945)
Less: Net income (loss) attributable to the noncontrolling interests	161	(38)	224
Net income (loss) attributable to ORBCOMM Inc.	$ 8,742	$ (18)	$ (5,169)
Net income (loss) attributable to ORBCOMM Inc. common stockholders	$ 8,673	$ (45)	$ (5,169)
Net income (loss) attributable to ORBCOMM Inc.:			
Income (loss) from continuing operations	$ 8,742	$ (18)	$ (1,416)
Loss from discontinued operations	—	—	(3,753)
Net income (loss) attributable to ORBCOMM Inc.	$ 8,742	$ (18)	$ (5,169)
Per share information-basic			
Income (loss) from continuing operations	$ 0.19	$ (0.00)	$ (0.03)
Loss from discontinued operations	—	—	(0.09)
Net income (loss) attributable to ORBCOMM Inc.	$ 0.19	$ (0.00)	$ (0.12)
Per share information-diluted:			
Income (loss) from continuing operations	$ 0.18	$ (0.00)	$ (0.03)
Loss from discontinued operations	—	—	(0.09)
Net income (loss) attributable to ORBCOMM Inc.	$ 0.18	$ (0.00)	$ (0.12)
Weighted average common shares outstanding:			
Basic	46,635	44,579	42,586
Diluted	47,514	44,579	42,586
(1) Stock-based compensation included in costs and expenses:			
Costs of services	$ 286	$ 131	$ 111
Costs of product sales	19	8	—
Selling, general and administrative	1,346	1,742	2,082
Product development	150	33	18
	$ 1,801	$ 1,914	$ 2,211

See notes to consolidated financial statements.

ORBCOMM Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Years ended December 31.		
	2012	2011	2010
Net income (loss)	$8,903	$ (56)	$(4,945)
Other comprehensive income (loss), net of tax-Foreign currency translation adjustments	(801)	259	729
Other comprehensive income (loss)	(801)	259	729
Comprehensive income (loss)	8,102	203	(4,216)
Less comprehensive income (loss) attributable to noncontrolling interests	(95)	5	(292)
Comprehensive income (loss) attributable to ORBCOMM Inc.	$8,197	$208	$(4,508)

See notes to condensed consolidated financial statements.

ORBCOMM Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31,		
	2012	**2011**	**2010**
Cash flows from operating activities:			
Net income (loss)	$ 8,903	$ (56)	$ (4,945)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Allowance for doubtful accounts	12	(300)	(246)
Depreciation and amortization	4,824	4,995	4,317
Accretion on note payable — related party	—	98	131
Change in the fair value of acquisition-related contingent consideration	(150)	—	—
Amortization of the fair value adjustment related to warranty liabilities acquired through acquisitions	(200)	—	—
Loss on dispostion of other investment in Alanco	—	305	—
Stock-based compensation	1,801	1,914	2,211
Foreign exchange losses (gains)	(92)	(8)	47
Amortization of premium on marketable securities	765	1,219	1,164
Increase in fair value of indemnification assets	(103)	(10)	—
Deferred income taxes	26	46	(258)
Gain on extinguishment of debt and accounts payable	(1,214)	—	—
Amortization of transition shared services	114	—	—
Dividend received in common stock for other investment	—	(84)	(28)
Gain on settlement of vendor liabilities	—	—	(220)
Impairment charge and loss on sale of Stellar	—	—	3,306
Gain on insurance settlement-satellite network	(207)		
Impairment charge-satellite network	—	—	6,509
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(1,615)	(1,507)	(1,440)
Inventories	318	(544)	(79)
Prepaid expenses and other assets	202	(50)	(64)
Accounts payable and accrued liabilities	191	535	(320)
Deferred revenue	608	(153)	(6,911)
Other liabilities	(238)	(93)	319
Net cash provided by operating activities of continuing operations	13,945	6,307	3,493
Net cash used in operating activities of discontinued operations	—	—	(51)
Net cash provided by operating activities	13,945	6,307	3,442
Cash flows from investing activities:			
Capital expenditures	(36,570)	(7,881)	(7,171)
Purchases of marketable securities	(52,493)	(81,254)	(143,224)
Proceeds from maturities of marketable securities	69,732	101,963	100,303
Change in restricted cash	1,025	810	(50)
Purchase of other investment	—	—	(1,356)
Proceeds of insurance settlement-satellite network	10,000	—	—
Acquisition of net assets of LMS	(4,000)	—	—
Acquisition of net assets of StarTrak, net of cash acquired of $322	—	(1,876)	—
Net cash (used in) provided by investing activities of continuing operations	(12,306)	11,762	(51,498)
Net cash provided by investing activities of discontinued operations	—	—	48
Net cash (used in) provided by investing activities	(12,306)	11,762	(51,450)

ORBCOMM Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31,		
	2012	2011	2010
Cash flows from financing activities:			
Purchase of ORBCOMM Japan's shares from non-controlling interests	—	—	(768)
Purchase of noncontrolling ownership interests in Satcom International Group plc	(199)	—	—
Repayment of Satcom notes payable	(253)	—	—
Principal payment of note payable	(250)	(200)	—
Principal payments of capital leases	(507)	—	—
Payment upon exercise of SARs	—	(24)	—
Net cash used in financing activities	(1,209)	(224)	(768)
Effect of exchange rate changes on cash and cash equivalents	(708)	190	510
Net (decrease) increase in cash and cash equivalents	(278)	18,035	(48,266)
Cash and cash equivalents:			
Beginning of year	35,061	17,026	65,292
End of year	$34,783	$35,061	$ 17,026
Supplemental disclosures of cash flow information:			
Cash paid for			
Interest	$ 242	$ 138	$ —
Income taxes	$ 1,205	$ 25	$ —
Supplemental cash flow disclosures (Note 22)			

See notes to consolidated financial statements.

ORBCOMM Inc.

Consolidated Statements of Changes in Equity
Years ended December 31, 2012, 2011 and 2010
(in thousands, except share data)

	Series A convertible Preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock		Noncontrolling interests	Total equity
	Shares	Amount	Shares	Amount				Shares	Amount		
Balances, December 31, 2009	—	$ —	42,455,531	$42	$230,512	$ 76	$(71,415)			$1,703	$160,918
Vesting of restricted stock units	—	—	161,419	1	—	—	—			—	1
Stock-based compensation	—	—	—	—	2,250	—	—			—	2,250
Net income (loss)	—	—	—	—	—	—	(5,169)			224	(4,945)
Purchase of ORBCOMM Japan's shares from noncontrolling interests	—	—			1,363	389				(2,586)	(834)
Cumulative translation adjustment	—	—	—	—	—	661				68	729
Balances, December 31, 2010	—	$ —	42,616,950	$43	$234,125	$1,126	$(76,584)	—	$ —	$ (591)	$158,119
Vesting of restricted stock units	—	—	148,290	—							—
Stock-based compensation	—	—	—	—	1,971						1,971
Common stock issued for payment of bonus	—	—	34,115	—	125						125
Issuance of Series A convertible preferred stock in connection with the acquisition of StarTrak	183,550	1,834									1,834
Issuance of common stock in connection with the acquisition of StarTrak			2,869,172	3	8,346						8,349
Series A convertible preferred stock dividend	2,715	27					(27)				—
Payment upon exercise of SARs					(24)						(24)
Net loss							(18)			(38)	(56)
Cumulative translation adjustment						226				33	259
Balances, December 31, 2011	186,265	$1,861	45,668,527	$46	$244,543	$1,352	$(76,629)	—	$ —	$ (596)	$170,577
Vesting of restricted stock units			143,334								
Stock-based compensation					1,881						1,881
Conversion of Series A convertible preferred stock to common stock	(31,837)	(318)	53,152		318						—
Issuance of common stock in connection with the acquisition of LMS			645,162	1	2,122						2,123
Issuance of common stock in connection with the purchase of noncontrolling ownership interests in Satcom			263,133		(395)	16				180	(199)
Common stock redeemed through treasury from closing of escrow agreement								29,990	(96)		(96)
Exercise of SARs			10,260								—
Series A convertible preferred stock dividend	6,931	69					(69)				—
Net income							8,742			161	8,903
Foreign currency translation adjustments						(735)				(66)	(801)
Balances, December 31, 2012	161,359	$1,612	46,783,568	$47	$248,469	$ 633	$(67,956)	29,990	$(96)	$ (321)	$182,388

See notes to consolidated financial statements.

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Note 1. Organization and Business

ORBCOMM Inc. ("ORBCOMM" or the "Company"), a Delaware corporation, is a global wireless data communications company focused on machine-to-machine ("M2M") communications. The Company's services are designed to enable businesses and government agencies to track, monitor, and control and communicate with fixed and mobile assets. The Company operates a two-way global wireless data messaging system optimized for narrowband data communication. The Company also provides customers with technology to proactively monitor, manage and remotely control refrigerated transportation assets. This technology enables the Company to expand its global technology platform by transferring capabilities across new and existing vertical markets and deliver complementary products to our channel partners and resellers worldwide. The Company provides these services through a constellation of 26 owned low-Earth orbit, or LEO satellites, 2 AIS microsatellites and accompanying ground infrastructure, and also provides terrestrial-based cellular communication services through reseller agreements with major cellular wireless providers. The Company's satellite-based system uses small, low power, fixed or mobile satellite subscriber communicators ("Communicators") for connectivity, and cellular wireless subscriber identity modules, or SIMS, are connected to the cellular wireless providers' networks, with data gathered over these systems is capable of being connected to other public or private networks, including the Internet (collectively, the "ORBCOMM System").

Note 2. Basis of Presentation

As of December 31, 2012, the Company's consolidated balance sheet has an accumulated deficit of $67,956. As of December 31, 2012, the Company's primary source of liquidity consisted of cash, cash equivalents, restricted cash and marketable securities totaling $64,947, which the Company believes will be sufficient to provide working capital and milestone payments for its next-generation satellites for the next twelve months.

Note 3. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries, and investments in variable interest entities in which the Company is determined to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The portions of majority-owned subsidiaries that the Company does not own are reflected as noncontrolling interests in the consolidated balance sheet. Investments in entities over which the Company has the ability to exercise significant influence but does not have a controlling interest are accounted for under the equity method of accounting. The Company considers several factors in determining whether it has the ability to exercise significant influence with respect to investments, including, but not limited to, direct and indirect ownership level in the voting securities, active participation on the board of directors, approval of operating and budgeting decisions and other participatory and protective rights. Under the equity method, the Company's proportionate share of the net income or loss of such investee is reflected in the Company's consolidated results of operations. Although the Company owns interests in companies that it accounts for pursuant to the equity method, the investments in those entities had no carrying value as of December 31, 2012 and 2011. The Company has no guarantees or other funding obligations to those entities, and the Company had no equity in the earnings or losses of those investees for the years ended December 31, 2012, 2011 and 2010. Noncontrolling interests in companies are accounted for by the cost method where the Company does not exercise significant influence over the investee.

(In thousands, except share and per share amounts)

Acquisitions

PAR Logistics Management Systems Corporation

Effective on the close of business on January 12, 2012, the Company completed the acquisition of the assets of PAR Logistics Management Systems Corporation ("LMS"), a wholly-owned subsidiary of PAR Technology Corporation ("PAR"), including but not limited to, accounts receivable, inventory, equipment, intellectual property, all of LMS's rights to customer contracts, supplier lists and assumed certain liabilities pursuant to an Asset Purchase Agreement dated as of December 23, 2011. As this acquisition was effective on January 12, 2012, the results of operations of LMS are included in the consolidated financial statements beginning January 13, 2012.

The acquisition of LMS will enhance the Company's position in transportation solutions and expands its satellite, terrestrial and dual mode offerings. In addition, the acquisition furthers the Company's growth strategy by enhancing its value-added services while expanding its customer base. Further the acquisition enables the Company to improve economies of scale in manufacturing and service delivery (See Note 4).

StarTrak Systems, LLC

Effective on the close of business on May 16, 2011, the Company completed the acquisition of substantially all of the assets of StarTrak Systems, LLC ("StarTrak"), a wholly-owned subsidiary of Alanco Technologies, Inc., ("Alanco") including but not limited to cash, accounts receivable, inventory, equipment, intellectual property, all of StarTrak's rights to customer contracts, supplier lists and assumed certain liabilities pursuant to an Asset Purchase Agreement dated as of February 23, 2011. As this acquisition was effective on May 16, 2011, the results of operations of StarTrak are included in the consolidated financial statements beginning May 17, 2011.

The acquisition of StarTrak enables the Company to create a global technology solution to transfer capabilities across new and existing vertical markets and deliver complementary products to the Company's channel partners and resellers worldwide. In addition, the acquisition provides an opportunity to drive new subscribers to the Company's global communications network while accelerating the growth of StarTrak's suite of products by adding scale and providing subscriber management tools (See Note 4).

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses at the date of the consolidated financial statements and during the reporting periods, and to disclose contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates. The most significant estimates relate to revenue recognition, accounts receivable, accounting for business combinations, goodwill, satellite network and other equipment, long-lived assets, capitalized development costs, income taxes, warranty costs, loss contingencies and the value of securities underlying stock-based compensation.

Business Combinations

The Company accounts for business combinations pursuant to FASB Topic ASC 805, "Business Combinations". In accordance with ASC 805, the purchase price is allocated to intangible assets and identifiable assets acquired and liabilities assumed based on their relative fair values. The excess of the purchase price over the net tangible and intangible assets and liabilities assumed is recorded as goodwill. The purchase price allocation process requires the Company to make significant assumptions and estimates in determining the purchase price and the assets acquired and liabilities assumed at the acquisition date. The Company's assumptions and estimates are subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to the Company's consolidated statements of operations. The Company's consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition.

Acquisition costs and loss on other investment

Acquisition-related costs directly relate to acquisitions. These costs include professional services expenses. For the years ended December 31, 2012 and 2011 acquisition-related costs were $704 and $1,608, respectively.

In connection with the acquisition of StarTrak, the Company recognized a loss of $305 on the disposition of its investment in Alanco for the difference between the fair value and the carrying value. The amount of the loss was recorded in other income (expense) in the consolidated statements of operations for year ended December 31, 2011.

Revenue recognition

The Company derives service revenues from the utilization of Communicators on the ORBCOMM satellite system and the reselling of airtime from a third party satellite system and the utilization of SIMS on the cellular providers' wireless networks from its resellers (i.e., its value added resellers, international value added resellers, international licensees and country representatives) and direct customers. These service revenues consist of subscriber-based and recurring monthly usage fees and generally a one-time activation fee for each Communicator and SIMS activated for use. Usage fees charged to customers are based upon the number, size and frequency of data transmitted by a customer and the overall number of Communicators and SIMS activated by each customer. Usage fees charged to the Company's resellers are charged primarily based on the overall number of Communicators and SIMS activated by the resellers and the total amount of data transmitted by their customers.

The Company also earns service revenues from extended warranty service agreements extending beyond the initial warranty period of one year, a one-time royalty fee relating to the manufacture of Communicators under a manufacturing agreement and fees from providing engineering, technical and management support services to customers.

Revenues from the activation of both Communicators and SIMS are initially recorded as deferred revenues and are, thereafter, recognized ratably over the term of the agreement with the customer, generally four years which is the estimated life of the Communicator. Revenues from extended warranty service agreements extending beyond the initial warranty period of one year are initially recorded as deferred revenues and are, thereafter, recognized ratably into income over the term of the agreements generally two to five years. Revenues generated from royalties relating to the manufacture of Communicators by third parties are recognized when the third party notifies the Company of the units it has manufactured and a unique serial number is assigned to each unit by the Company.

Product revenues are derived from sales of Communicators and SIMS. Revenues generated from the sale of Communicators and SIMS are either recognized when the products are shipped or when customers accept the products, depending on the specific contractual terms. Sales of Communicators and SIMS are not subject to return and title and risk of loss pass to the customer at the time of shipment.

Amounts received prior to the performance of services under customer contracts are recognized as deferred revenues and revenue recognition is deferred until such time that all revenue recognition criteria have been met. Shipping costs billed to customers are included in product sales revenues and the related costs are included as costs of product sales.

Revenue Recognition for Arrangements with Multiple Deliverables

The Company enters into agreements with customers that include multiple deliverables, which typically include subscriber communicators, monthly usage fees and optional extended warranty service agreements. The Company evaluates and separates each deliverable to determine whether it represents a separate unit of accounting if the following criteria are met:

- The delivered item(s) have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered items(s) and delivery of the undelivered item(s) is probable and in the control of the vendor.

Deliverables which do not meet these criteria are combined into a single unit of accounting. The Company has determined that all of the deliverables qualify as separate units of accounting.

At the inception of an agreement, the Company allocates revenue to each element in a multiple element arrangement based upon their relative selling price. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence of selling price ("VSOE"), if it exists, or third party evidence of selling price ("TPE") if VSOE does not exist. If neither VSOE nor TPE exists for a deliverable, estimated selling price ("ESP") is used. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or the meeting of any specified performance conditions. Revenue allocated to each element is then recognized when the revenue recognition criteria are met for each element

VSOE is the price charged when the same or similar product or service is sold separately (i.e., on a standalone basis). TPE is generally the price at which a competitor or third party sells the same or a similar and largely interchangeable deliverable on a standalone basis. TPE may also include a company's standalone selling price for a similar and largely interchangeable product or service but not the same product or service. ESP is defined as the price which the Company would transact a sale if the product or service were sold regularly on a standalone basis. The Company has determined that ESP represents the best estimate of the selling prices for each of the deliverables. The determination was based upon management approved pricing guidelines, which considers multiple factors including gross margin objectives, competitive and market conditions and ongoing pricing strategy. The Company does not currently expect a material impact in the near term from changes in ESP.

Costs of revenues

Costs of services is comprised of expenses to provide services, such as payroll and related costs, including stock-based compensation, materials and supplies, depreciation and amortization of assets and usage fees to cellular wireless providers for the data transmitted by the resellers on our network and other third-party networks. Costs of products includes the purchase price of subscriber communicators and SIMS sold, costs of warranty obligations, shipping charges, depreciation and amortization, and operational costs to fulfill customer orders, including costs for employees.

Foreign currency translation

The Company has foreign operations where the functional currency is the local currency. For operations where the local currency is the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenues, expenses and cash flows are translated using average rates of exchange. For these operations, currency translation adjustments are recognized in accumulated other comprehensive income. Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are included in other income (expense) in the consolidated statements of operations. For the years ended December 31, 2012 and 2011, the Company recorded foreign exchange gains of $92 and $8, respectively. For the year ended December 31, 2010, the Company recorded a foreign exchange loss of $47.

Fair value of financial instruments

The Company has no financial assets or liabilities that are measured at fair value on a recurring basis. However, if certain triggering events occur the Company is required to evaluate the non-financial assets for impairment and any resulting asset impairment would require that a non-financial asset be recorded at the fair value. FASB Topic ASC 820 "Fair Value Measurement Disclosure", prioritizes inputs used in measuring fair value into a hierarchy of three levels: Level 1- unadjusted quoted prices for identical assets or liabilities traded in active markets, Level 2- inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and Level 3- unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions that market participants would use in pricing. The carrying value of the Company's financial instruments, including cash, accounts receivable, note receivable, accounts payable and accrued expenses approximated their fair value due to the short-term nature of these items. The fair value of the Note payable-related party is de minimis. The 6% secured promissory note was repaid on January 4, 2013.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.

Marketable securities

Marketable securities consist of debt securities including U.S. government and agency obligations, corporate obligations and FDIC-insured certificates of deposit, which have stated maturities ranging from three months to less than one year. The Company classifies these securities as held-to-maturity since it has the positive intent and ability to hold until maturity. These securities are carried at amortized cost. The changes in the value of these marketable securities, other than impairment charges, are not reported in the consolidated financial statements. The fair value of the Company's marketable securities approximate their carrying value (See Note 8).

Concentration of risk

The Company's customers are primarily commercial organizations. Accounts receivable are generally unsecured.

Accounts receivable are due in accordance with payment terms included in contracts negotiated with customers. Amounts due from customers are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts are

(In thousands, except share and per share amounts)

past due, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed uncollectible.

The following table presents customers with revenues greater than 10% of the Company's consolidated total revenues for the periods shown:

	Years ended December 31,		
	2012	2011	2010
Caterpillar Inc.	17.7%	21.7%	12.8%
Komatsu Ltd.	12.0%	14.7%	13.1%
Hitachi Construction Machinery Co., Ltd.	—	10.2%	11.3%
Asset Intelligence	—	—	11.7%

The following table presents customers with accounts receivable greater than 10% of the Company's consolidated accounts receivable for the periods shown:

	December 31,	
	2012	2011
Caterpillar Inc.	24.2%	37.4%
Asset Intelligence	—	10.1%

The Company does not currently maintain in-orbit insurance coverage for its satellites to address the risk of potential systemic anomalies, failures or catastrophic events affecting its satellite constellation. If the Company experiences significant uninsured losses, such events could have a material adverse impact on the Company's business.

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventory consists primarily of raw materials and purchased parts to be utilized by its contract manufacturer. The Company reviews inventory quantities on hand and evaluates the realizability of inventories and adjusts the carrying value as necessary based on forecasted product demand. A provision is made for potential losses on slow moving and obsolete inventories when identified.

Satellite network and other equipment

Satellite network and other equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized once an asset is placed in service using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful life or their respective lease term.

Satellite network includes costs of the constellation of satellites, and the ground and control facilities, consisting of gateway earth stations, gateway control centers and the network control center (the "Ground Component").

Assets under construction primarily consist of milestone payments pursuant to procurement agreements, which include the design, development, launch and other direct costs relating to the construction of the satellites and upgrades to the Company's infrastructure and the Ground Component. Once these assets are placed in

(In thousands, except share and per share amounts)

service they will be transferred to satellite network and then depreciation will be recognized using the straight-line method over the estimated lives of the assets. No depreciation has been recorded on these assets as of December 31, 2012.

The Company capitalizes interest on its note payable issued in 2011 during the construction period of its next-generation satellites. Capitalized interest is added to the cost of the next-generation satellites, which is included in assets under construction. For the years ended December 31, 2012 and 2011, interest expense capitalized was $237 and $152 respectively, which represents all of the interest expense.

The cost of repairs and maintenance is charged to operations as incurred; significant renewals and betterments are capitalized.

Capitalized development costs for internal use

The Company capitalizes the costs of acquiring, developing and testing software to meet the Company's internal needs. Capitalization of costs associated with software obtained or developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only (1) external direct cost of materials and services consumed in developing or obtaining internal-use software, and (2) payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Internal use software costs are amortized once the software is placed in service using the straight-line method over periods ranging from three to five years.

Capitalized software development costs

The Company capitalizes certain software development costs upon the establishment of technological feasibility. Technological feasibility is considered to have occurred upon completion of either a detail program design or a working model. Software development costs will be amortized over the estimated life of the project once it is has been released for commercial sale. No amortization expense was recorded for the years ended December 31, 2012 and 2011 as projects have not been released for sale.

Goodwill

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of the Company's acquisitions. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment.

Goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step is used to measure the amount of impairment loss and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. The Company operates in one reportable segment which is its only reporting unit. Goodwill is assessed annually, at November 30, for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. There was no impairment for the years ended December 31, 2012 and 2011.

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Intangible assets

Intangible assets that are not considered to have an indefinite life are amortized over their useful lives. Intangible assets include patents and technology, customer lists and trademarks. Intangible assets are amortized using the straight line method over the estimated useful lives of the assets.

Impairment of long-lived assets

The Company reviews its long-lived assets and amortizable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In connection with this review, the Company also re-evaluates the periods of depreciation and amortization for these assets. The Company recognizes an impairment loss when the sum of the future undiscounted net cash flows expected to be realized from the asset is less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined using the present value of net future operating cash flows to be generated by the asset.

Warranty costs

The Company accrues for one-year warranty coverage on product sales estimated at the time of sale based on historical costs to repair or replace products for customers compared to historical product revenues. The warranty accrual is included in accrued liabilities.

Income taxes

The Company estimates its income taxes separately for each tax jurisdiction in which it conducts operations. This process involves estimating actual current tax expense and assessing temporary differences resulting from different treatment of items between book and tax which result in deferred tax assets and liabilities. The Company recognizes a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. Valuation allowances are established when realization of deferred tax assets is not considered more likely than not.

In determining whether the realization of deferred tax assets is considered to be more likely than not, the Company assesses the realizability of the deferred taxes asset on a jurisdiction by jurisdiction basis. This assessment is dependent upon past operating results and projected profitability. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence is objectively verified.

The Company accounts for uncertainly in income tax positions using a two-step approach. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Loss contingencies

The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

(In thousands, except share and per share amounts)

Stock-based compensation

The Company measures and recognizes stock-based compensation expense for equity-based share payment awards made to employees and directors based on estimated fair values on the date of grant. For equity based-share payment awards, the Company recognizes compensation expense over the service period, net of estimated forfeitures using the straight-line method. For awards with non-market performance conditions, an evaluation is made at the grant date and future periods as to the likelihood of the performance criteria being met. Compensation expense is adjusted for changes in the likelihood of achieving the performance condition until the vesting date. For liability-based awards with market performance conditions, compensation expense is revalued at the end of each quarter based on the awards fair value using the graded vesting attribution method over the vesting period.

Recent accounting pronouncements

In June 2011, FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* ASU No. 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.* ASU No. 2011-12 defers the requirement to present reclassification adjustments from other comprehensive income on the face of the financial statements and allow entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the requirement in effect before ASU No. 2011-05. The guidance, which became effective for the Company on a retrospective basis on January 1, 2012, gives companies the option to present other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Under both alternatives, companies are required to annually present each component of comprehensive income. The adoption of this updated authoritative guidance impacted the presentation of the Company's consolidated statements of comprehensive income, but it did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

Note 4. Acquisitions

LMS

The consideration paid by the Company to PAR on closing to acquire LMS consisted of $4,000 in cash, subject to a final working capital adjustment specified in the Asset Purchase Agreement and the issuance of 645,162 shares of the Company's common stock, of which 387,097 shares of common stock were placed into an escrow account for up to fifteen months from closing to fund any indemnification obligations to the Company, including for breaches of representations and warranties made by PAR.

In addition to the consideration paid at closing, the Asset Purchase Agreement provides for contingent payments of up to $3,950 payable post-closing by the Company to PAR. Up to $3,000 of the contingent payments will be payable based on achieving subscriber targets for calendar year 2012. Up to $950 of the contingent payments will be payable based on achieving sales targets for calendar years 2012 through 2014. Any potential earn-out amounts can be paid in common stock, cash or a combination at the Company's option. Any shares of common stock to be issued will be based on the 20-day average closing price ending on the third trading day preceding the date of payment. The potential earn-out amounts for achieving the subscriber and sales targets for calendar year 2012, if earned, will be paid within 30 days after the Company files its Form 10-K for 2012. The potential earn-out amount for achieving sales targets for calendar years 2013 and 2014, if earned, will be paid within 30 days after the Company files its Form 10-K for years 2013 and 2014. At the acquisition date, the Company recorded a liability of $740 for the estimated fair value of the earn-out amounts.

(In thousands, except share and per share amounts)

For the year ended December 31, 2012, LMS did not achieve the subscriber target for the 2012 calendar year.

The following table summarizes the estimated fair values of the purchase price:

Cash	$4,000
Issuance of 645,162 shares of common stock (valued at $3.29 per share, which reflects the Company's common stock closing price on January 12, 2012)	2,123
Fair value of contingent earn-out amounts	740
Total	$6,863

Contingent earn-out consideration

The estimated fair value of the contingent earn-out amounts was determined based on the Company's estimates using weighted probabilities to achieve the subscriber and sales targets for calendar years 2012 through 2014. The Company estimated the fair value of the contingent earn-out amounts using a probability-weighted discounted cash flow models discounted at 19.0%. The Company has recorded a liability for the estimated fair value of the contingent earn-out consideration. The fair value measurements are based on significant inputs not observed in the market and thus represents a Level 3 measurement. Any change in the fair value of the contingent earn-out amounts subsequent to the acquisition date, including changes from events after the acquisition date, will be recognized in earnings in the period the estimated fair value changes. Achievement of the subscriber and sales targets lower than the targets will result in less than the $3,950 being paid out. Achievement below certain thresholds will reduce the liability to zero. Changes in the fair value of contingent earn-outs amounts may result from changes in the discount periods, changes in timing and changes in probability assumptions with respect to the likelihood of achieving the earn-out targets. For the year ended December 31, 2012, LMS did not achieve the subscriber target. For the year ended December 31, 2012, the fair value of the earn-out amounts decreased by $150, which was recorded as a reduction to selling general and administrative expenses. As of December 31, 2012, $320 is included in accrued liabilities and $270 is included in other liabilities in the consolidated balance sheet.

Purchase Price Allocation

The purchase price was allocated to the net assets acquired based upon their fair values as of the close of business on January 12, 2012. The excess of the purchase price over the net assets was recorded as goodwill. The purchase price allocation for the acquisition is as follows:

Accounts receivable	$ 1,211
Inventory	1,388
Transition service asset	114
Other current assets	121
Property, plant and equipment	130
Intangible assets	1,690
Total identifiable assets acquired	4,654
Accrued expenses	(319)
Warranty liabilities	(683)
Deferred warranty revenues	(88)
Total liabilities assumed	(1,090)
Net identifiable assets acquired	3,564
Goodwill	3,299
Total purchase price	$ 6,863

(In thousands, except share and per share amounts)

Transition Service Asset

In connection with the Asset Purchase Agreement, the Company and PAR entered into a transition services agreement. Under the terms of the transition services agreement for a period of six months from January 13, 2012, (the "Initial Term"), PAR will provide the Company with certain infrastructure, administrative and support services to assist with supporting the business of LMS. At the end of the Initial Term, the Company has the option to extend the transition services agreement for up to two renewal periods of six months each. The transition service asset was being amortized over a six month period. In June 2012, the Company exercised its option to extend the transition services agreement for an additional six months.

Intangible Assets

The fair values of the technology and trademarks were estimated using a relief from royalty method under the income approach based on discounted cash flows. The fair value of customer relationships were estimated based on an income approach using the excess earnings method. A discount rate of 20% was selected to reflect risk characteristics of these intangible assets. The discount rate was applied to the projected cash flows associated with the assets in order to value the intangible assets. The remaining useful lives of the technology and trademarks were based on historical product development cycles, the projected rate of technology migration, a market participant's use of these intangible assets and the pattern of projected economic benefit of these intangible assets. The remaining useful lives of customer relationships were based on the customer attrition and the projected economic benefit of these customers.

	Estimated useful life (in years)	Amount
Customer relationships	10	$ 920
Technology	5	710
Trademarks	2	60
		$1,690

Goodwill

The acquisition of LMS will enhance the Company's position in transportation solutions and expands its satellite, terrestrial and dual mode offerings. In addition, the acquisition furthers the Company's growth strategy by enhancing its value-added services while expanding its customer base. Also the acquisition enables the Company to improve economies of scale in manufacturing and service delivery. These factors contributed to the purchase price resulting in the recognition of goodwill. The acquired goodwill is deductible for income tax purposes.

Warranty Liabilities

In connection with the purchase price allocation, the Company recorded obligations of $683 relating to warranty claims.

Indemnification Asset

In connection with the asset purchase agreement, the Company entered into an escrow agreement with PAR and an escrow agent. Under the terms of this escrow agreement, 387,097 shares of common stock were issued to PAR and placed in an escrow account for up to fifteen months to fund any indemnification obligations to the

(In thousands, except share and per share amounts)

Company, including for breaches of representations and warranties made by PAR. Under the terms of the escrow agreement, PAR will retain all rights and privileges of ownership of the common stock placed in the escrow account. Further subject to certain resale restrictions, PAR has the right to sell any of the common stock that was placed in escrow provided that all proceeds of any such sale are deposited directly with the escrow agent. In the event that the Company believes that an indemnity obligation of PAR has arisen under the asset purchase agreement, the Company shall have the right to provide written notice to the escrow agent and PAR setting forth a description of the distribution event and the number of shares of the Company's common stock and or amount of cash to be distributed to the Company from the escrow account. The number of shares of common stock that the Company will direct the escrow agent to release to the Company from the escrow account will equal to the distribution event valued at the 20-day average closing price from January 12, 2012.

PAR and the Company have agreed to release $300 from escrow to PAR and the Company has a pending claim of $280. In April 2013, any remaining shares of common stock and or cash held in escrow shall be distributed to PAR, less the aggregate amount claimed in all pending event notices. The Company has not recorded an indemnification asset for any indemnity obligations of PAR arising under the asset purchase agreement through the measurement period.

StarTrak

The consideration paid to acquire StarTrak was valued at $18,242 consisting of: (i) cash, (ii) forgiveness of the 6% secured promissory note advanced by the Company to Alanco on February 23, 2011, (iii) note payable issued to a lender and stockholder of Alanco, (iv) common stock subject to a final working capital adjustment, (v) Series A convertible preferred stock and (vi) delivery of the Company's investment in preferred stock and common stock of Alanco back to Alanco.

Purchase Price Allocation

On May 16, 2011, the purchase price was allocated to the net assets based upon their preliminary estimated fair values at that time. The excess of the preliminary purchase price over the preliminary net assets was recorded as goodwill. Any change to the initial estimates of the assets and liabilities acquired were recorded as adjustments to goodwill throughout the measurement period. The Company finalized the purchase price allocation during 2012. As a result, the preliminary estimate of goodwill increased by $310 and warranty liabilities by the same amount from $3,082 to $3,392 which the Company considered insignificant to the consolidated financial statements. Accordingly, the preliminary estimated purchase price allocation as of May 16, 2011 has not been retrospectively adjusted for the final purchase price allocation.

Warranty Liabilities and Escrow Agreement

As a result of the acquisition of StarTrak, the Company recorded warranty obligations on StarTrak's product sales, which provide for costs to replace or fix the product. One-year warranty coverage is accrued on product sales which provide for costs to replace or fix the product.

In connection with the acquisition, the Company entered into an escrow agreement with Alanco. Under the terms of the escrow agreement, 166,611 shares of common stock were issued to Alanco and placed in an escrow account to cover 50% of certain costs relating to fuel sensor warranty obligations incurred by the Company. In the event that the sum of (i) aggregate warranty expenses (other than for fuel sensors) and (ii) any fuel sensor damages directly expended or accrued on the StarTrak balance sheet from March 1, 2011 through March 1, 2012 exceeds $600, the Company shall have the right to provide written notice to the escrow agent and Alanco setting

(In thousands, except share and per share amounts)

forth a description of the fuel sensor distribution event and the number of shares of the Company's common stock to be distributed to the Company from the escrow account. The number of shares of common stock that the Company will direct the escrow agent to release to the Company from the escrow account will equal 50% of the fuel sensor damages (excluding the amount of damages that when added to the non-fuel sensor damages equals $600) incurred or suffered from June 1, 2011 through March 1, 2012, valued at $3.001 per share. The Company is in the process of finalizing the arrangement. As a result, the Company has recorded $409 relating to the escrow agreement as an indemnification asset, which is included in other assets. For the years ended December 31, 2012 and 2011, the Company recorded a gain of $97 and $8, respectively, on the fair value of the common stock held in escrow, which is recorded in selling, general and administrative expenses in the consolidated statements of operations.

Patent infringement liability and Escrow Agreement

In connection with the acquisition, the Company entered into an escrow agreement with Alanco. Under the terms of the escrow agreement, 249,917 shares of common stock were issued to Alanco and placed in an escrow account to cover 50% of any damages relating to the Innovative Global Systems LLC patent infringement action incurred or suffered by the Company which was settled in May 2011 for $155. As a result, the Company recorded $75 relating to this escrow agreement as an indemnification asset, which was included in prepaid expenses and other current assets. On May 3, 2012, the Company and Alanco agreed to distribute the 249,917 shares of the Company's common stock from the escrow of which 29,990 shares of the common stock were distributed back to the Company and the remaining 219,927 shares of common stock were distributed to Alanco. The Company recorded the 29,990 shares of common stock into treasury at $3.20 per share and derecognized the balance of the indemnification asset in the consolidated balance sheet. For the years ended December 31, 2012 and 2011, the Company recorded a gain of $6 on the fair value of the common stock held in escrow, which is recorded in selling, general and administrative expenses in the consolidated statements of operations.

Pro Forma Results for the Acquisitions of LMS and StarTrak

The following table presents the unaudited pro forma results (including LMS and StarTrak) for the years ended December 31, 2012 and 2011 as though the companies had been combined as of the beginning of each of the periods presented. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each period presented.

The supplemental pro forma revenues, net income (loss) attributable to ORBCOMM Inc. and the net income (loss) attributable to common stockholders for the periods presented in the table below were adjusted to include the amortization of the intangible assets, income tax expense and dividends on the Series A convertible preferred stock calculated from January 1, 2011 to the acquisition dates. Also the supplemental pro forma information was adjusted to exclude acquisition costs and elimination of intercompany transactions.

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

The amount of LMS revenues and net loss included in the Company's consolidated statements of operations from the acquisition date to December 31, 2012 and StarTrak and LMS's revenues, net income (loss) attributable to ORBCOMM Inc. and the net income (loss) attributable to common stockholders of the combined entity had the acquisition dates been January 1, 2011, are as follows:

	Revenues	Net Income (loss) Attributable ORBCOMM Inc.	Net Income (loss) Attributable to Common Stockholders
Actual from January 13, 2012 to December 31, 2012 (LMS)	$ 5,536	$(1,254)	$(1,254)
Supplemental pro forma for the year ended December 31, 2012 (LMS)	$64,634	$ 9,376	$ 9,307
Supplemental pro forma for the year ended December 31, 2011(LMS and StarTrak)	$58,337	$(2,375)	$(2,447)

Satcom International Group plc ("Satcom")

On March 28, 2012, the Company purchased the remaining 48% noncontrolling ownership interests in its majority owned subsidiary, Satcom for $1,119. The consideration consisted of: (i) $119 in cash and (ii) the issuance of 263,133 shares of the Company's common stock (valued at $3.80 per share, which reflects the Company's common stock opening stock price on March 28, 2012). The Company incurred transaction fees of $80 which was recorded as a reduction to additional paid-in capital. As a result, the noncontrolling interests and accumulated other comprehensive income increased by $180 and $16, respectively, and additional paid-in capital decreased by $395.

Concurrently, Satcom paid $253 to its note holders, which included $43 to a creditor of Satcom who is a related-party serving as the Company's Chairman of the Board of Directors, in exchange for a waiver and release of all outstanding principal and accrued interest previously recorded in accrued liabilities totaling $1,340, which included $290 owed to the related-party. As a result, the Company recognized a gain on extinguishment of debt of $1,062, net of expenses of $24 in other income (expense) in its consolidated statements of operations, for the difference between the payments made and the net carrying amounts of the outstanding principal and accrued interest for the year ended December 31, 2012. Further, Satcom also paid $128 to a trade creditor in exchange for a waiver and release of the outstanding trade payables totaling $256. As a result, the Company reduced selling, general and administrative expenses by $128 in the consolidated statements of operations for the year ended December 31, 2012.

ORBCOMM JAPAN

On December 21, 2010, the Company purchased the remaining 49% noncontrolling ownership interests for $834, thereby making ORBCOMM Japan a wholly-owned subsidiary. The consideration consisted of: (1) $768 cash payment and (2) exchange of outstanding employee receivables of $66 in lieu of receiving payment. The Company accounted for the purchase of the 49% noncontrolling ownership interests as of December 31, 2010 as ORBCOMM Japan's results of operations were not significant for the period from December 21, 2010 through December 31, 2010. As a result, noncontrolling interests decreased by $2,586 and additional paid-in capital and accumulated other comprehensive income increased by $1,363 and $389, respectively

(In thousands, except share and per share amounts)

Note 5. Discontinued Operations

In June 2010, the Company wrote down the net assets for sale by $3,261 to the estimated selling price in anticipation of selling Stellar Satellite Communications, Ltd. ("Stellar"). On August 5, 2010, Stellar entered into an Asset Purchase Agreement with Quake Global, Inc., a manufacturer of satellite communicators to purchase Stellar. Under the terms of the Asset Purchase Agreement, the Company will receive royalty payments contingent on future product sales of inventory as defined in the Asset Purchase Agreement. The Company will recognize the future royalty payments when they are received and the contingency is resolved in accordance with FASB Topic ASC 450 "Contingencies". For the years ended December 31, 2012 and 2011, the Company received royalty payments totaling $22 and $169, respectively, which are included in continuing operations in the consolidated statements of operations.

A summary of discontinued operations for the year ended December 31, 2010 is as follows:

Revenues- Product sales	$ 548
Loss from discontinued operations	$(3,753)

Note 6. Stock-based Compensation

The Company's share-based compensation plans consist of its 2006 Long-Term Incentives Plan (the "2006 LTIP") and its 2004 Stock Option Plan. As of December 31, 2012, there were 3,752,259 shares available for grant under the 2006 LTIP.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized stock-based compensation expense in continuing operations of $1,801, $1,914 and $2,211 respectively. The Company's stock-based compensation in discontinued operations for the year ended December 31, 2010 was not significant. For the years ended December 31, 2012 , 2011 and 2010, the Company capitalized stock-based compensation of $80, $57 and $39 to satellite network and other equipment, respectively. The Company has not recognized and currently does not expect to recognize in the foreseeable future, any tax benefit related to stock-based compensation as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carryforwards generated in the U.S.

The components of the Company's stock-based compensation expense are presented below:

	For the Years Ended December 31,		
	2012	2011	2010
Stock appreciation rights	$1,475	$1,488	$1,672
Restricted stock units	326	426	539
Total	$1,801	$1,914	$2,211

As of December 31, 2012, the Company had unrecognized compensation costs for all share-based payment arrangements totaling $1,875.

2006 LTIP

The 2006 LTIP provides for grants and awards of stock options, stock appreciation rights ("SARs"), common stock, restricted stock, restricted stock units ("RSUs"), performance units and performance shares to directors and employees. The maximum number of shares available for grant is 9,714,827. Stock options granted pursuant to the 2006 LTIP Plan have a maximum term of 10 years. The SARs expire 10 years from the date of grant and are payable in cash, shares of common stock or a combination of both upon exercise, as determined by the Compensation Committee. The 2006 LTIP is administrated by the Compensation Committee of the Company's Board of Directors, which selects persons eligible to receive awards under the 2006 LTIP and determines the number, terms, conditions, performance measures and other provisions of the awards.

Time-Based Stock Appreciation Rights

In 2012, the Company granted 903,000 time-based SARs, which vest through December 2015.

A summary of the Company's time-based SARs for the year ended December 31, 2012 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2012	2,688,967	$3.74		
Granted	903,000	3.51		
Exercised	(22,000)	2.39		
Forfeited or expired	(147,000)	2.93		
Outstanding at December 31, 2012	3,422,967	$3.72	7.38	$2,240
Exercisable at December 31, 2012	2,390,968	$3.87	6.49	$1,717
Vested and expected to vest at December 31, 2012	3,268,634	$3.77	7.33	$2,089

For the years ended December 31, 2012, 2011 and 2010, the Company recorded stock-based compensation expense in continuing operations of $993, $1,059 and $1,349 relating to these SARs, respectively. As of December 31, 2012, $1,677 of total unrecognized compensation cost relating to these SARs is expected to be recognized through December 2015.

The weighted-average grant date fair value of the SARs granted in 2012, 2011 and 2010 was $2.23, $1.68 and $1.77 per share, respectively.

For the year ended December 31, 2012, the intrinsic value of the SARs exercised was $26.

Performance-Based Stock Appreciation Rights

In 2012, the Company granted 398,834 performance-based SARs for 2012 financial and operational targets, which are expected to vest in the first quarter of 2013. As of December 31, 2012, the Company estimates that 61% of these SARs will vest in the first quarter of 2013.

A summary of the Company's performance-based SARs for the year ended December 31, 2012 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2012	845,299	$5.20		
Granted	398,834	3.30		
Exercised	(12,600)	2.66		
Forfeited or expired	(197,508)	3.21		
Outstanding at December 31, 2012	1,034,025	$4.88	7.49	$646
Exercisable at December 31, 2012	667,192	$5.76	6.56	$408
Vested and expected to vest at December 31, 2012	907,588	$5.10	7.24	$585

For the years ended December 31, 2012, 2011 and 2010, the Company recorded stock-based compensation expense in continuing operations of $482, $429 and $323 relating to these SARs, respectively. As of December 31, 2012, $99 of total unrecognized compensation cost related to these SARs is expected to be recognized through the first quarter of 2013.

The weighted-average grant date fair value of the SARs granted during the years ended December 31, 2012, 2011 and 2010 was $2.06, $2.00 and $1.72 per share, respectively.

For the year ended December 31, 2012, the intrinsic value of the SARs exercised was $10.

The fair value of each time and performance SAR award is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions described below for the periods indicated. Depending how long the Company's common stock has been publicly traded at the grant date the expected volatility was based either on (i) an average of the Company's historical volatility over the expected terms of the SAR awards and the comparable publicly traded companies historical volatility or (ii) the Company's historical volatility over the expected terms of SAR awards. The Company uses the "simplified" method to determine the expected terms of SARs due to a limited history of exercises. Estimated forfeitures were based on voluntary and involuntary termination behavior as well as analysis of actual forfeitures. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of the grant over the expected term of the SAR grants.

	Years ended December 31,		
	2012	2011	2010
Risk-free interest rate	.11% to 1.41%	1.00% to 2.65%	1.77% to 2.65%
Expected life (years)	5.5 and 6.0	5.5 and 6.0	5.5 and 6.0
Estimated volatility factor	71.18% to 74.34%	64.15% to 74.34%	83.30% to 85.95%
Expected dividends	None	None	None

Time-Based Restricted Stock Units

In 2012, the Company granted 113,821 time-based RSUs, which vest through December 2015.

(In thousands, except share and per share amounts)

A summary of the Company's time-based RSUs for the year ended December 31, 2012 is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Balance at January 1, 2012	143,334	$2.72
Granted	113,821	3.53
Vested	(168,334)	3.06
Forfeited or expired	—	—
Balance at December 31, 2012	88,821	$3.12

For the years ended December 31, 2012, 2011 and 2010, the Company recorded stock-based compensation expense in continuing operations of $326, $426 and $539 related to these RSUs, respectively. As of December 31, 2012, $99 of total unrecognized compensation cost related to these RSUs is expected to be recognized through December 2015.

The fair value of RSU awards is based upon the closing stock price of the Company's common stock on the date of grant.

Performance Units

In December 2012, the Company granted Market Performance Units ("MPUs") to its senior executives based on its stock price performance over a three-year period. The MPUs will vest at the end of each performance period only if the Company satisfies the stock price performance targets. The value of the MPUs that will be earned each year ranges up to 15% of each of the senior executives 2013 base salary depending on the Company's stock price performance target for that year. The MPUs are classified as a liability and are revalued at the end of each quarter based on the awards fair value over a three-year period. The Company estimated the fair value of the MPUs granted using a Monte Carlo Simulation Model that used the following assumptions: risk-free interest rate of 0.36%, estimated volatility factor of 49.99%, no expected dividends and the expected term of 3 years. As of December 31, 2012, the value of the MPUs was insignificant.

Stock Options

Options granted under the 2004 Stock Option Plan have a maximum term of 10 years and vest over a period determined by the Company's Board of Directors (generally four years) at an exercise price per share determined by the Board of Directors at the time of the grant. The 2004 stock option plan expires 10 years from the effective date, or when all options have been granted, whichever is sooner. The Company did not grant stock options in 2012, 2011 and 2010.

A summary of the status of the Company's stock options as of December 31, 2012 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2012	757,828	$2.97		
Granted	—	—		
Exercised	—	—		
Forfeited or expired	(20,537)	3.23		
Outstanding at December 31, 2012	737,291	$2.96	1.26	$790
Exercisable at December 31, 2012	737,291	$2.96	1.26	$790
Vested and expected to vest at December 31, 2012	737,291	$2.96	1.26	$790

Note 7. Net Income (Loss) Attributable to ORBCOMM Inc. Common Stockholders

Basic net income (loss) per common share is calculated by dividing net income (loss) attributable to ORBCOMM Inc. by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, because potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss for the years ended December 31, 2011 and 2010. For the year ended December 31, 2012, the Company reported net income attributable to ORBCOMM Inc. and included the effect of 879,312 Series A convertible preferred stock, SARs, RSUs and stock options in its diluted weighted average common shares outstanding.

The potentially dilutive securities excluded from the determination of diluted income (loss) per share as their effect is antidilutive, are as follows:

	Years Ended December 31,		
	2012	2011	2010
Series A convertible preferred stock	—	310,337	—
SARs	4,079,861	3,534,266	2,567,813
RSUs	19,382	143,334	156,624
Stock options	590,118	757,828	757,828
	4,689,361	4,745,765	3,482,265

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Note 8. Marketable Securities

As of December 31, 2012 and 2011, the marketable securities are recorded at amortized cost which approximates fair market value which was based on Level 1 inputs. All investments mature in one year or less. The Company would recognize an impairment loss when the decline in the estimated fair value of a marketable security below the amortized cost is determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration of time and the severity to which the fair value has been less than the amortized cost, any adverse changes in the issuer's financial conditions and the Company's intent to sell or whether it is more likely than not that it would be required to sell the marketable security before its anticipated recovery. Investments with unrealized losses have been in an unrealized loss position for less than a year.

	December 31, 2012			December 31, 2011		
	Fair Value	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value	Gross Unrealized Losses	Gross Unrealized Gains
U.S. government and agency obligations	$13,557	$—	$—	$25,177	$ 7	$ 3
Corporate obligations	8,925	7	—	17,655	17	—
FDIC-insured certificates of deposits	5,479	1	—	3,118	2	—
	$27,961	$ 8	$—	$45,950	$26	$ 3

At December 31, 2012 and 2011, the gross unrealized losses of $8 and $26, respectively, were primarily due to changes in interest rates and not credit quality of the issuer. Accordingly, the Company has determined that the gross unrealized losses are not other-than-temporary at December 31, 2012 and 2011 and there has been no recognition of impairment losses in its consolidated statements of operations for the years ended December 31, 2012 and 2011.

Note 9. Satellite Network and Other Equipment

Satellite network and other equipment consisted of the following:

	Useful Life (Years)	December 31, 2012	December 31, 2011
Land		$ 381	$ 381
Satellite network	1 to 10 years	39,526	35,088
Capitalized software	3-7	3,009	1,785
Computer hardware	3	1,852	1,430
Other	2-7	1,703	1,618
Assets under construction		89,658	70,590
		136,129	110,892
Less accumulated depreciation and amortization		(34,921)	(31,121)
		$101,208	$ 79,771

During the years ended December 31, 2012 and 2011, the Company capitalized software costs that are developed or obtained for internal use in the amount of $857 and $202, respectively.

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $3,800, $3,406 and $2,831, respectively. This includes amortization of internal-use software of $388, $347 and $352 for the years ended December 31, 2012, 2011 and 2010, respectively.

(In thousands, except share and per share amounts)

On October 7, 2012, the first prototype of the next-generation satellites was launched on the Cargo Re-Supply Services mission aboard the SpaceX Falcon 9 launch vehicle from Cape Canaveral, FL. The prototype satellite flying as a secondary payload on this mission was separated from the Falcon 9 launch vehicle. However, due to an anomaly on one of the Falcon 9's first stage engines, the rocket did not comply with a pre-planned International Space Station safety gate to allow it to execute the second burn. For this reason, the next-generation prototype was deployed into a lower orbit as the result of a pre-imposed safety check required by NASA. As a result of the lower than intended orbit, the prototype satellite de-orbited on October 10, 2012 despite all available efforts to raise the orbit using the satellite's on-board propulsion system. As a result, the Company recognized during the fourth quarter of 2012 an impairment charge–satellite network of $9,793.

During the fourth quarter of 2012, the Company received $10,000 from its insurer in connection with the settlement of an insurance claim arising from the loss of the prototype satellite, which represented the full amount recoverable under the insurance policy. As a result, the Company recorded an insurance recovery-satellite network of $10,000 in its consolidated statements of operations.

In October 2012, one of the Company's first-generation satellites experienced an anomaly that resulted in loss of contact with that satellite. The most likely cause of this anomaly was a component failure that impacted the satellites ability to transmit a communication signal to the gateway earth stations. The Company does not expect the absence of this satellite to materially affect its business. The satellite was fully depreciated.

On June 19, 2008, the Coast Guard Demonstration satellite ("CDS") and five quick-launch satellites were launched. Due to continued delays associated with the construction of the final quick-launch satellite #6, the Company was retaining it for future deployment. Since launch, communications capability for all of the quick-launch satellites and the CDS have been lost and the Company impaired the full cost of quick-launch satellite #6.

In September 2010, the Company recorded a non-cash impairment charge of $6,509 to write-off quick-launch satellite #6 after entering into a settlement agreement with OHB in connection with two contracts to build and deploy satellites that were launched in June 2008, along with signing the new AIS Satellite Deployment and License Agreement, (See Note 19). The two agreements covered by the settlement were the ORBCOMM Concept Demonstration Satellite Bus, Integration Test and launch services procurement agreement with respect to the Coast Guard demonstration satellite and the procurement agreement with respect to quick-launch satellites #1 through 6. Quick-launch satellite #6, which was not launched in June 2008 as part of the earlier agreement, was expected to be retained for future deployment after completion to address the anomalies exhibited by the earlier satellites. The decision to write-off quick-launch satellite #6 instead of completing it was based on the Company's determination that completion of the construction and launch of this satellite would not be cost effective.

Note 10. Restricted Cash

Restricted cash consists of the remaining cash collateral of $2,000 for a performance bond required by the FCC in connection with the construction, launch and operation of the 18 next-generation satellites that was authorized in the March 21, 2008 FCC Space Segment License modification. Under the terms of the performance bond, the cash collateral will be reduced in increments of $1,000 upon completion of specified milestones. The Company has classified the remaining $2,000 as a non-current asset at December 31, 2012 and December 31, 2011.

Note 11. Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the estimated fair values of the underlying net tangible and intangible assets.

(In thousands, except share and per share amounts)

Goodwill consisted of the following:

Balance at January 1, 2012	$11,131
Addition resulting from the acquisition of LMS	3,299
Adjustment to StarTrak's goodwill from finalizing the purchase price allocation	310
Balance at December 31, 2012	$14,740

Goodwill is allocated to the Company's one reportable segment which is its only reporting unit.

The Company's intangible assets consisted of the following:

		December 31, 2012			December 31, 2011		
	Useful life (years)	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Customer lists	10	$3,820	$ (776)	$3,044	$2,900	$(181)	$2,719
Patents and technology	5 and 10	4,610	(563)	4,047	3,900	(244)	3,656
Trademarks	2 and 10	860	(160)	700	800	(50)	750
		$9,290	$(1,499)	$7,791	$7,600	$(475)	$7,125

The weighted-average amortization period for the intangible assets is 9.6 years. The weighted-average amortization period for patents and technology and trademarks is 9.3 and 9.7 years, respectively.

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $1,024, $1,589 and $1,486, respectively.

Estimated amortization expense for intangible assets is as follows:

Years ending December 31,	
2013	$1,024
2014	994
2015	994
2016	994
2017	852
Thereafter	2,933
	$7,791

(In thousands, except share and per share amounts)

Note 12. Accrued Liabilities

The Company's accrued liabilities consisted of the following:

	December 31	
	2012	2011
Accrued compensation and benefits	$ 3,092	$ 2,868
Warranty	2,762	2,631
Corporate income tax payable	843	771
Contingent earn-out amount	320	—
AIS deployment and license agreement	216	—
Accrued satellite network and other equipment	1,559	4,296
Accrued interest	—	918
Other accrued expenses	2,479	2,643
	$11,271	$14,127

For the years ended December 31, 2012 and 2011, changes in accrued warranty obligations consisted of the following:

	December 31,	
	2012	2011
Balance at January 1,	$2,631	$ —
Warranty liabilities assumed from acquisitions	993	3,082
Amortization of fair value adjustment of warranty liabilities acquired through acquisitions	(200)	—
Warranty expense	64	250
Warranty charges	(726)	(701)
Balance at December 31,	$2,762	$2,631

Note 13. Deferred Revenue

Deferred revenues consisted of the following:

	December 31	
	2012	2011
Service activation fees	$ 2,690	$ 2,252
Prepaid services	1,331	1,045
Warranty revenues	332	358
Manufacturing license fees	—	14
	4,353	3,669
Less current portion	(2,394)	(2,099)
Long-term portion	$ 1,959	$ 1,570

(In thousands, except share and per share amounts)

Note 14. Note Payable — Related Party

In connection with the acquisition of a majority interest in Satcom in 2005, the Company recorded an indebtedness to OHB Technology A.G. (formerly known as OHB Teledata A.G.), a stockholder of the Company. At December 31, 2012, the principal balance of the note payable was €1,138 and it had a carrying value of $1,503. At December 31, 2011, the principal balance of the note payable was €1,138 and it had a carrying value of $1,480. The carrying value was based on the note's estimated fair value at the time of acquisition. The difference between the carrying value and principal balance was being amortized to interest expense over the estimated life of the note of six years which ended in September 30, 2011. The amortization to interest expense related to the note for the years ended December 31, 2011 and 2010 was $98 and $131, respectively. This note does not bear interest and has no fixed repayment term. Repayment will be made from the distribution profits (as defined in the note agreement) of ORBCOMM Europe LLC. The note has been classified as long-term and the Company does not expect any repayments to be required prior to January 1, 2014.

Note 15. Note Payable

On May 16, 2011, the Company issued a $3,900 6% secured promissory note to an existing lender and stockholder of Alanco. The note bears interest at 6.00% per annum. The note is secured by the intellectual property and certain fixed assets of StarTrak and guaranteed by ORBCOMM Inc. The remaining principal payments are due in quarterly installments beginning on March 31, 2012 with a balloon payment due on December 31, 2015. As of December 31, 2012 and December 31, 2011, the note payable balance is presented net of the unamortized debt discount of $53 and $74, respectively. For the years ended December 31, 2012 and 2011, the Company recognized debt discount of $21 and $14, respectively, which is added to the cost of the next-generation satellites. On January 4, 2013, the unpaid principal amount of $3,450 and unpaid interest was repaid as a condition of the Company issuing $45,000 aggregate principal amount of 9.5% Senior Notes (the "Senior Notes") (See Note 21). As of December 31, 2012, the entire principal amount of the 6% note payable has been classified as a long-term liability in the consolidated balance sheet.

Note 16. Stockholders' Equity

Preferred Stock

The Company currently has 50,000,000 shares of preferred stock authorized.

Series A convertible preferred stock

As part of the purchase price to acquire StarTrak, the Company issued 183,550 shares of Series A convertible preferred stock.

Key terms of the Series A convertible preferred stock are as follows:

Dividends

Holders of the Series A convertible preferred stock are entitled to receive a cumulative 4% dividend annually (calculated on the basis of the redemption price of $10.00 per share) payable quarterly in additional shares of the Series A convertible preferred stock. During the year ended December 31, 2012 and 2011, the Company issued dividends in the amount of 6,931 and 2,715 shares to the holders of the Series A Convertible preferred stock, respectively. As of December 31, 2012, dividends in arrears was $16.

Conversion

Shares of the Series A convertible preferred stock are convertible into 1.66611 shares of common stock: (i) at the option of the holder at any time or (ii) at the option of the Company beginning six months from the

(In thousands, except share and per share amounts)

issuance date and if the average closing market price for the Company's common stock for the preceding twenty consecutive trading days equals or exceeds $11.20 per share.

Voting

Each share of the Series A convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible.

Liquidation

In the event of any liquidation, sale or merger of the Company the holders of the Series A convertible preferred stock are entitled to receive prior to and in preference over the common stock, an amount equal to $10.00 per share plus unpaid dividends.

Redemption

The Series A convertible preferred stock may be redeemed by the Company for an amount equal to the issuance price of $10.00 per share plus all unpaid dividends at any time after two years from the issuance date.

Common Stock

In 2011, the Company issued 34,115 shares of its common stock as a form of payment for bonuses.

The terms of the common stock are as follows:

Voting rights

The holders of common stock are entitled to one vote per share.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. No common stock dividends have been declared to date.

At December 31, 2012, the Company has reserved 9,035,363 shares of common stock for future issuances related to employee stock compensation plans.

Note 17. Segment Information

The Company operates in one reportable segment, satellite data communications. Other than satellites in orbit, long-lived assets outside of the United States are not significant. The following table summarizes revenues on a percentage basis by geographic region, based on the country in which the customer is located:

	Years Ended December 31,		
	2012	2011	2010
United States	82%	83%	81%
Japan	15%	16%	14%
Other	3%	1%	5%
	100%	100%	100%

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Note 18. Income Taxes

The following is a summary of the Company's provision for income taxes (benefit) from continuing operations for the years ended December 31, 2012, 2011 and 2010:

	December 31,		
	2012	2011	2010
Current			
Federal	$ 253	$ 43	$ —
State	—	—	—
International	1,111	733	42
Total	1,364	776	42
Deferred:			
Federal	2,529	(4)	$ (75)
State	297	570	(14)
International	180	106	409
Valuation allowance	(2,980)	(621)	(578)
Total	26	51	(258)
Income taxes (benefit)	$ 1,390	$ 827	$(216)

United States and foreign income (loss) before income taxes for the years ended December 31, 2012, 2011 and 2010 is as follows:

	December 31,		
	2012	2011	2010
United States	$ 6,126	$155	$ (556)
Foreign	4,167	616	(852)
Total	$10,293	$771	$(1,408)

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

The components of net deferred tax assets (liabilities) are as follows:

	December 31,	
	2012	2011
Deferred tax assets:		
Current deferred tax assets:		
Deferred revenues	$ 856	$ 757
Allowance for doubtful accounts	879	841
Inventory	89	26
Deferred compensation	108	141
Bonus accruals	375	71
Vacation accrual	163	224
Deferred rent	52	49
Warranty accrual	869	833
Installment sale note receivable	9	62
Other	57	67
Total current deferred tax assets:	3,457	3,071
Non-current deferred tax assets:		
Intangibles	274	151
Acquisition related costs	515	369
Deferred revenues	695	566
Deferred compensation	2,657	2,236
Deferred rent	39	81
Accrued expenses	317	210
Installment sale note receivable	577	531
Foreign tax credit	1,646	—
Alternative minimum tax credit	308	—
Tax loss carryforwards	4,913	12,810
Total non-current current deferred tax assets	11,941	16,954
Total deferred tax assets	15,398	20,025
Current deferred tax liabilities:		
Satellite network and other property	—	(48)
Accrued expenses	(19)	(7)
Unremitted earnings of Japan Subsidiary	(2,455)	—
Total current deferred tax liabilities	(2,474)	(55)
Non-current deferred tax liabilities		
Satellite network and other property	(158)	—
Goodwill	(397)	(143)
Deferred gain on involuntary conversion	—	(4,563)
Other	—	(20)
Total non-current current deferred tax liabilities	(555)	(4,726)
Total deferred tax liabilities	(3,029)	(4,781)
Net deferred tax assets before valuation allowance	12,369	15,244
Less valuation allowance	(12,204)	(15,019)
Net deferred tax assets	$ 165	$ 225
Deferred tax assets, current	$ 164	$ 912
Deferred tax assets, non-current	398	136
Deferred tax liabilities, non-current	(397)	(823)
Net deferred tax assets	$ 165	$ 225

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

The benefit for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate from continuing operations because of the effect of the following items:

	Years Ended December 31,		
	2012	2011	2010
Income tax expense (benefit) at U.S. statutory rate of 34%	$ 3,500	$ 262	$(436)
State income taxes, net of federal benefit	196	566	(9)
Effect of foreign subsidiaries	146	630	748
Unremitted earnings of Japan subsidiary	2,455	—	—
Foreign tax credit	(1,646)	—	—
Other permanent items	(13)	(10)	59
Permanent items in connection with the purchase of noncontrolling interests in Satcom	(268)	—	—
Change in valuation allowance	(2,980)	(621)	(578)
Income tax (benefit)	$ 1,390	$ 827	$(216)

In 2012, the Company's provision for income taxes was primarily due to an income tax expense of $1,137 from income generated from ORBCOMM Japan which operates in a foreign jurisdiction of Japan and $253 of alternative minimum tax.

In 2011, the Company's provision for income taxes was primarily due to a income tax expense of $696 from income generated from ORBCOMM Japan which operates in Japan and $142 of amortization of tax goodwill generated from the acquisition of StarTrak. In 2011, the increase in state income taxes, net of federal benefit was primarily due to a decrease in the effective state income tax rate due to a change in the enacted tax laws.

As part of the Company's accounting for the acquisitions, a portion of the purchase price was allocated to goodwill. The acquired goodwill is deductible for tax purposes and amortized over fifteen years for income tax purposes. Under GAAP, the acquired goodwill is not amortized in the Company's financial statements, as such, a deferred income tax expense and a deferred tax liability arise as a result of the tax deductibility for this amount for tax purposes but not for financial statement purposes. The resulting deferred tax liability, which is expected to continue to increase over time will remain on the Company's balance sheet indefinitely unless there is an impairment of the asset (See Note 4).

As of December 31, 2012 and 2011, the Company maintained a valuation allowance against all of its net deferred tax assets, excluding goodwill, attributable to operations in the United States and all other foreign jurisdictions, except for Japan, as the realization was not considered more likely than not.

During the quarter ended December 31, 2010, the Company reversed $258 in the valuation allowance for deferred tax assets associated with ORBCOMM Japan. The primary evidence used in determining to reverse the valuation allowance was that ORBCOMM Japan has had positive cumulative earnings since 2008. Other positive evidence includes: ORBCOMM Japan's forecast which indicates that its positive earnings will continue in the long-term and the utilization of its net operating loss carryforwards before expiration. The valuation allowance was originally established in 2008 based primarily on negative evidence of ORBCOMM Japan's limited operating history following its reorganization. As a result, the Company maintained a full valuation allowance on these deferred tax assets until sufficient positive evidence existed to support reversal.

The net change in the total valuation allowance for the years ended December 31, 2012, 2011 and 2010 was $2,980, $621 and $578 respectively.

(In thousands, except share and per share amounts)

In 2010, the valuation allowance and the deferred tax assets of $3,702, which primarily consists of net operating loss carryforwards was reclassified from discontinued operations to continuing operations as result of the sale of Stellar.

The Company recognizes tax benefits associated with the exercise of SARs and stock options and vesting of RSUs directly to stockholders' equity only when the tax benefit reduces income tax payable on the basis that a cash tax savings has occurred. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from tax benefits. As of December 31, 2012 and 2011, the Company has not recognized in its deferred tax assets an aggregate of $4,228 and $4,173 of windfall tax benefits associated with the exercise of SARs, stock options and the vesting of RSUs, respectively.

At December 31, 2012 and December 31, 2011, the Company had potentially utilizable federal and state net operating loss tax carryforwards of $15,898 and $38,139 respectively. The net operating loss carryforwards expire at various times through 2032. At December 31, 2012 and December 31, 2011, the Company had potentially utilizable foreign net operating loss carryforwards of $5,650 and $5,586, respectively. The foreign net operating loss carryforwards expire on various dates through 2032.

The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

As of December 31, 2012, a portion of the Company's Japan's subsidiary earnings of $5,573 are not considered to be permanently reinvested and therefore, related deferred U.S. income taxes were provided. The Company has not provided deferred income taxes on the remaining undistributed earnings of its Japan subsidiary. The amount of such earnings was $371. These earnings have been permanently reinvested and the Company does not plan to initiate action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed earnings of its Japan subsidiary.

During the years December 31, 2012, 2011 and 2010, the Company recorded no significant unrecognized tax benefits. Due to the existence of the Company's valuation allowance, the uncertain tax benefits if recognized would not impact the Company's effective income tax rate. The Company is subject to U.S. federal and state examinations by tax authorities from 2009. The Company does not expect any significant changes to its unrecognized tax positions during the next twelve months.

No interest and penalties related to uncertain tax positions were accrued at December 31, 2012, 2011 and 2010.

The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	2012	2011	2010
Balance at January 1	$775	$775	$775
Additions for tax positions related to prior years	—	—	—
Additions for tax positions	—	—	—
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	—
Balance at December 31	$775	$775	$775

As of December 31, 2012 and 2011, the unrecognized tax benefits have been recorded as a reduction to the Company's federal and state net operating loss tax carryforwards in deferred tax assets.

(In thousands, except share and per share amounts)

Note 19. Commitments and Contingencies

Procurement agreements in connection with next-generation satellites

On May 5, 2008, the Company entered into a procurement agreement with Sierra Nevada Corporation ("SNC") pursuant to which SNC is constructing eighteen low-earth-orbit satellites in three sets of satellites ("shipsets") for the Company's next-generation satellites (the "Initial Satellites"). Under the agreement, SNC is also providing launch support services, a test satellite (excluding the mechanical structure), a satellite software simulator and the associated ground support equipment.

The total contract price for the Initial Satellites under the procurement agreement is $117,000, subject to reduction upon failure to achieve certain in-orbit operational milestones with respect to the Initial Satellites or if the pre-ship reviews of each shipset are delayed more than 60-120 days after the specified time periods described below. The Company has agreed to pay SNC up to $1,500 in incentive payments for the successful operation of the Initial Satellites five years following the successful completion of in-orbit testing for the third shipset of eight satellites.

On August 31, 2010, the Company entered into two additional task order agreements with SNC in connection with the procurement agreement discussed above. Under the terms of the launch vehicle changes task order agreement, SNC will perform the activities to launch eighteen of the Company's next-generation satellites on a SpaceX Falcon 1e or Falcon 9 launch vehicle. The total price for the launch activities is cost reimbursable up to $4,110 that is cancelable by the Company, less a credit of $1,528. Any unused credit can be applied to other activities under the task order agreement, or the original procurement agreement if application to the task order agreement becomes impossible or impracticable. Under the terms of the engineering change requests and enhancements task order agreement, SNC will design and make changes to each of the next-generation satellites in order to accommodate an additional payload-to-bus interface. The total price for the engineering changes requests is cost reimbursable up to $317. Both task order agreements are payable monthly as the services are performed, provided that with respect to the launch vehicle changes task order agreement, the credit in the amount of $1,528 will first be deducted against amounts accrued thereunder until the entire balance is expended.

On August 23, 2011, the Company and SNC entered into a definitive First Amendment to the procurement agreement (the "Amendment"). The Amendment amends certain terms of the procurement agreement dated May 5, 2008 and supplements or amends five separate task order agreements, dated as of May 20, 2010 (Task Order #1), August 31, 2010 (Task Orders #2 and #3), and December 15, 2010 (Task Orders #4 and #5) (collectively with Task Order #6, the "Task Orders"). On July 3, 2012, the Company and SNC entered into an additional task order agreement ("Task Order #06") for SNC to perform final design work to enable additional payload capabilities in satellites 3-18 while in-orbit.

The Amendment modifies the milestone payment schedule under the procurement agreement dated May 5, 2008 but does not change the total contract price (excluding optional satellites and costs under the Task Orders) of $117,000. Payments under the Amendment extend into the second quarter of 2014, subject to SNC's successful completion of each payment milestone.

Under the Amendment, SNC reaffirmed their agreement to provide the Company with optional secured financing for up to $20,000, commencing July 1, 2012 through April 30, 2014, if the Company elects to establish and use the financing, pursuant to terms set forth in the Credit Agreement defined below.

The Amendment also settled the liquidated delay damages triggered under the procurement agreement dated May 5, 2008 and provides an ongoing mechanism for the Company to obtain pricing proposals to order up to

(In thousands, except share and per share amounts)

thirty optional satellites substantially identical to the Initial Satellites for which firm fixed pricing previously had expired under the procurement agreement dated May 5, 2008.

On February 22, 2012, Company entered into a Line of Credit Loan Agreement (the "Credit Agreement") with SNC. The Credit Agreement provided for a secured revolving credit facility with a maximum amount of up to $20,000 for advances during the period from July 1, 2012 through the maturity date that is the earlier of (a) 12 months after successful completion of Milestone 33 (Pre-ship Review of satellites 11-18) and (b) April 30, 2014. The facility was secured by a first priority security interest in satellites 1 through 9 being constructed under the Amendment and receivables. The Company has not used the credit facility. On January 4, 2013, the Company cancelled and terminated all outstanding obligations under the Credit Agreement with SNC as a condition of issuing the Senior Notes (See Note 21).

As of December 31, 2012, the Company has made milestone payments of $58,500 under the agreement, and anticipates making payments of approximately $22,230 during 2013.

On December 21, 2012, the Company and Space Exploration Technologies Corp. ("SpaceX") entered into a Launch Services Agreement (the "Falcon 9 Agreement") pursuant to which SpaceX will provide launch services (the "Launch Services") for the carriage into low-Earth-orbit of up to 17 ORBCOMM next-generation satellites currently being constructed by Sierra Nevada Corporation. Under the Falcon 9 Agreement, SpaceX will also provide to the Company satellite-to-launch vehicle integration and launch support services, as well as certain related optional services. The total price under the Falcon 9 Agreement (excluding any optional services) is $42,600 subject to certain adjustments, which reflects pricing agreed under the 2009 agreement for Launch Services discussed below. The amounts due under the Falcon 9 Agreement are payable by the Company in installments from the date of execution of the Falcon 9 Agreement through the performance of each Launch Service.

The Falcon 9 Agreement anticipates that the Launch Services for 17 Satellites will be performed between the second quarter of 2013 and the second quarter of 2014, subject to certain rights of ORBCOMM and SpaceX to reschedule the Launch Services as needed. Either the Company or SpaceX may postpone and reschedule either Launch Service based on satellite and launch vehicle readiness, among other factors, subject to the payment of certain fees by the party requesting or causing the delay following 6 months of delay with respect to either of the two Launch Services.

Both the Company and SpaceX have customary termination rights under the Falcon 9 Agreement, including for material breaches and aggregate delays beyond 365 days by the other party. The Company has the right to terminate either of the Launch Services subject to the payment of a termination fee in an amount that would be based on the date ORBCOMM exercises its termination right.

As of December 31, 2012, the Company has made milestone payments of $21,950 under the Falcon 9 Agreement. The Company anticipates making payments of approximately $18,300 during 2013.

On August 28, 2009, the Company and SpaceX entered into a Commercial Launch Services Agreement (the "Agreement") pursuant to which SpaceX will provide Launch Services using multiple SpaceX Falcon 1e launch vehicles for the carriage into low-Earth-orbit for the Company's 18 next-generation satellites being constructed by SNC. Under the Agreement, SpaceX would also provide to the Company launch vehicle integration and support services, as well as certain related optional services.

(In thousands, except share and per share amounts)

The total price under the Agreement (excluding any options or additional launch services) was $46,600, subject to certain adjustments. The amounts due under the Agreement were payable in periodic installments from the date of execution of the Agreement through the performance of each Launch Service.

On September 21, 2012, SpaceX and the Company entered into a Secondary Payload Launch Services Agreement totaling $4,000 of the original $46,600 to launch the next-generation prototype which occurred on October 7, 2012 (See Note 9).

AIS Satellite Deployment and License Agreement

On September 28, 2010, the Company and OHB entered into an AIS Satellite Deployment and License Agreement (the "AIS Satellite Agreement") pursuant to which OHB, through its affiliate Luxspace Sarl ("LXS"), will (1) design, construct, launch and in-orbit test two AIS microsatellites and (2) design and construct the required ground support equipment. Under the AIS Satellite Agreement, the Company obtained exclusive licenses for all data (with certain exceptions as defined in the AIS Satellite Agreement) collected or transmitted by the two AIS microsatellites (including all AIS data) during the term of the AIS Satellite Agreement and nonexclusive licenses for all AIS data collected or transmitted by another microsatellite expected to be launched by LXS.

One AIS microsatellite was launched in October 2011 and the second was launched in January 2012.

In addition, the Company will pay OHB lease payments of up to $546, subject to certain adjustments, over thirty-six months. The Company and OHB entered into a Memorandum of Agreement effective January 1, 2012 to amend the AIS Satellite Agreement to increase the lease payments up to $946, over thirty-six months. As of December 31, 2012, the Company recorded a capital lease obligation in its consolidated balance sheet for $395, of which $216 is recorded in accrued liabilities and $179 is recorded in other liabilities.

Airtime credits

In 2001, in connection with the organization of ORBCOMM Europe and the reorganization of the ORBCOMM business in Europe, the Company agreed to grant certain country representatives in Europe approximately $3,736 in airtime credits. The Company has not recorded the airtime credits as a liability for the following reasons: (i) the Company has no obligation to pay the unused airtime credits if they are not utilized; and (ii) the airtime credits are earned by the country representatives only when the Company generates revenue from the country representatives. The airtime credits have no expiration date. Accordingly, the Company is recording airtime credits as services are rendered and these airtime credits are recorded net of revenues from the country representatives. For the years ended December 31, 2012, 2011 and 2010 airtime credits used totaled approximately $32, $31 and $40, respectively. As of December 31, 2012 and 2011 unused credits granted by the Company were approximately $2,128 and $2,160, respectively.

(In thousands, except share and per share amounts)

Operating leases

The Company leases office, storage and other facilities under agreements classified as operating leases which expire through 2020. Future minimum lease payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more as of December 31, 2012 are as follows:

Years Ending December 31,	
2013	$1,927
2014	1,094
2015	797
2016	754
2017	815
Thereafter	2,165
	$7,552

Rent expense for the years ended December 31, 2012, 2011 and 2010 was approximately $1,729, $1,509 and $718, respectively.

Litigation

From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to its business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company's business, results of operations or financial condition.

Note 20. Employee Incentive Plans

The Company maintains a 401(k) plan. All employees who have been employed for three months or longer are eligible to participate in the plan. Employees may contribute up to 15% of eligible compensation to the plan, subject to certain limitations. The Company has the option of matching up to 50% of the amount contributed by each employee up to 6% of employee's compensation. In addition, the plan contains a discretionary contribution component pursuant to which the Company may make an additional annual contribution. Contributions vest over a five-year period from the employee's date of employment. For the year ended December 31, 2012, the Company made $315 in contributions and for the years ended December 31, 2011 and 2010, the Company did not make any contributions.

Note 21. Subsequent Events

$45,000 9.5% Senior Notes

On January 4, 2013, the Company issued $45,000 aggregate principal amount of Senior Notes due January 4, 2018. Interest is payable quarterly at a rate of 9.5% per annum. The Senior Notes are secured by a first priority security interest in substantially all of the Company's and its subsidiaries' assets. The covenants in the Senior Notes limits the Company's ability to among other things to, incur additional indebtedness and liens, to sell, transfer, lease or otherwise dispose of the Company's or subsidiaries assets, merge or consolidate with other companies. The Company is also required to obtain launch and one year in-orbit insurance for the next-generation satellites under the terms of the Senior Notes. The Company must also comply with a maintenance covenant of either having available liquidity of $10,000 (the sum of (a) cash and cash equivalents plus (b) the

(In thousands, except share and per share amounts)

total amount available to be borrowed under a working capital facility) or a leverage ratio (consolidated total debt to consolidated adjusted EBITDA, adjusted for stock-based compensation, certain other non-cash items and other agreed upon other charges) of not more than 4.5 to 1.0. In connection with the issuance of the Senior Notes, the Company incurred approximately $1,600 of debt issuance costs, which will be amortized to interest expense through January 4, 2018.

MobileNet, Inc Acquisition

On March 13, 2013, the Company and MobileNet, Inc. ("MobileNet"), entered into an Asset Purchase Agreement (the "MobileNet APA") to purchase substantially all of the assets of MobileNet. The consideration to be paid to acquire MobileNet consist of $3,500 in cash, subject to a working capital adjustment, and the issuance of 329,344 shares of common stock to be valued on the closing date.

In addition to the consideration paid, if service revenues attributable to the MobileNet business for either of the two one year earn-out periods after the closing are in excess of a specified baseline amount, then contingent payments are payable to MobileNet. The amount of the contingent payments are equal to (i) 50% of the first $2,000 of such excess amount for such earnout period and (ii) 35% of any amount of such excess amount for such earn out period which is greater than $2,000. Up to 50% of any potential earn-out amounts can be paid in common stock at the Company's option. Any shares of common stock issued will be based on the 20-day average closing price of the common stock prior to the last trading day of the earn-out period.

The MobileNet APA can be terminated by both parties if not consummated by April 30, 2013.

GlobalTrak Acquisition

On March 13, 2013, the Company and System Planning Corporation ("SPC"), entered into an Asset Purchase Agreement (the "GlobalTrak APA") to purchase substantially all of the assets of SPC's GlobalTrak division. The consideration to be paid to acquire GlobalTrak is $2,750 in cash, subject to a working capital adjustment, of which $500 will be deposited in escrow with a third party escrow agent.

The GlobalTrak APA can be terminated by both parties if not consummated by June 30, 2013.

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Note 22. Supplemental Disclosure of Noncash Investing and Financing Activities

	Years Ended December 31,		
	2012	2011	2010
Investing activities:			
Common stock issued in connection with the acquisition of LMS	$2,123	$ —	$ —
Common stock issued in connection with the purchase of Satcom's shares from noncontrolling ownership interests	1,000	—	—
AIS satellites accounted for as a capital lease	903	—	—
Acquisition-related contingent consideration in connection with the acquisition of LMS	740	—	—
Adjustment to StarTrak and LMS warranty liabilities from finalizing the purchase price allocation	393	—	—
Common stock issued in connection with the acquisition of StarTrak	—	8,349	—
Series A convertible preferred stock issued in connection with the acquisition of StarTrak	—	1,834	—
6% secured promissory note issued in connection with the acquisition of StarTrak	—	3,812	—
Cost method investment in Alanco delivered back to Alanco in connection with the acquisition of StarTrak	—	2,050	—
Capital expenditures incurred not yet paid	1,899	4,638	1,523
Stock-based compensation included in capital expenditures	80	57	39
Accounts receivable exchanged and deferred credit issued as part of consideration for other investment	—	—	894
Gateway and components recorded in inventory in prior years which were used for construction under satellite network and other equipment	33	123	129
Financing activities:			
Common stock redeemed in treasury stock from closing escrow agreement	96	—	—
Series A convertible preferred stock dividend paid in-kind	69	27	—
Common stock issued as a form of payment for bonus	—	125	—
Employee receivables exchanged as part of consideration for purchase of noncontrolling ownership interests in ORBCOMM Japan	—	—	66

Notes to consolidated financial statements
(In thousands, except share and per share amounts)

Note 23. Quarterly Financial Data (Unaudited)

The quarterly results of operations are summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Revenues	$ 15,879	$ 16,319	$ 16,094	$ 16,206
Income (loss) from operations	1,747	2,370	2,564	2,417
Income (loss) from continuing operations	2,465	1,988	2,307	2,143
Loss from discontinued operations	—	—	—	—
Net income (loss) attributable to ORBCOMM Inc.	2,409	1,882	2,324	2,127
Net income (loss) per common share-basic:				
Income (loss) from continuing operations	0.05	0.04	0.05	0.05
Loss from discontinued operations	0.00	0.00	0.00	0.00
Net loss attributable to ORBCOMM Inc.	0.05	0.04	0.05	0.05
Net income (loss) per common share-diluted				
Income (loss) from continuing operations	0.05	0.04	0.05	0.04
Income (loss) from discontinued operations	0.00	0.00	0.00	0.00
Net income (loss) attributable to ORBCOMM Inc. common stockholders	0.05	0.04	0.05	0.04
Weighted-average shares outstanding:				
Basic	46,351,444	46,705,574	46,729,345	46,751,378
Diluted	47,192,756	47,448,918	47,558,818	47,562,352
2011				
Revenues	$ 7,883	$ 10,809	$ 13,940	13,674
Income (loss) from operations	(722)	(40)	900	847
Income (loss) from continuing operations	(726)	(576)	535	711
Loss from discontinued operations	—	—	—	—
Net income (loss) attributable to ORBCOMM Inc.	(731)	(541)	555	699
Net income (loss) per common share-basic:				
Income (loss) from continuing operations	(0.02)	(0.01)	0.01	0.01
Loss from discontinued operations	(0.00)	(0.00)	0.00	0.00
Net loss attributable to ORBCOMM Inc.	(0.02)	(0.01)	0.01	0.01
Net income (loss) per common share-diluted				
Income (loss) from continuing operations	(0.02)	(0.01)	0.01	0.01
Income (loss) from discontinued operations	(0.00)	(0.00)	0.00	0.00
Net income (loss) attributable to ORBCOMM Inc. common stockholders	(0.02)	(0.01)	0.01	0.01
Weighted-average shares outstanding:				
Basic	42,725,552	44,210,829	45,665,373	45,668,525
Diluted	42,725,552	44,210,829	45,788,204	45,920,795

Schedule II — Valuation and Qualifying Accounts

Description	Col. B Balance at Beginning of the Period	Col. C		Col. D Deductions	Col. E Balance at End of the Period
		Charged to Costs and Expenses	Charged to Other Accounts		
		(Amounts in thousands)			
Year ended December 31, 2012					
Allowance for doubtful receivables	$ 300	12	(1)[1]	(11)	$ 300
Deferred tax asset valuation allowance	$15,019	(2,980)	(45)[2]	210[4]	12,204
Year ended December 31, 2011					
Allowance for doubtful receivables	$ 557	(8)	(249)[1]	—	$ 300
Deferred tax asset valuation allowance	$14,890	(621)	—[2]	750[4]	$15,019
Year ended December 31, 2010					
Allowance for doubtful receivables	$ 803	(175)	(71)[1]	—	$ 557
Deferred tax asset valuation allowance	$11,761	(578)	5[2]	3,702[3]	$14,890

(1) Amounts relate to write-offs net of recoveries.

(2) Amounts relate to differences in foreign exchange rates and discontinued operations.

(3) Amounts relate to reclassification of deferred tax assets and valuation allowance from discontinued operations to continuing operations.

(4) Amounts relate to deferred tax assets acquired in acquisitions.

Exhibit Index

Exhibit No.	Description	Page No.
3.1	Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.	
3.2	Amended Bylaws of the Company, filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.	
3.3	Certificate of Designation of Series A Convertible Preferred Stock of ORBCOMM, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 20, 2011, is incorporated herein by reference.	
†10.1	ORBCOMM Generation 2 Procurement Agreement dated May 5, 2008, by and between the Company and Sierra Nevada Corporation, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008, is incorporated herein by reference.	
10.1.1	Launch Vehicle changes task order agreement dated August 31, 2010 between the Company and Sierra Nevada Corporation filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, is incorporated herein by reference.	
10.1.2	Engineering change requests and enhancements task order agreement dated August 31, 2010, between the Company and Sierra Nevada Corporation filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, is incorporated herein by reference.	
†10.1.3	First Amendment to ORBCOMM Generation 2 Procurement Agreement dated as of August 23, 2011, between the Company and Sierra Nevada Corporation, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, is incorporated herein by reference.	
†10.2	Launch Services Agreement, dated December 21, 2012 between the Company and Space Exploration Technologies Corporation.	
10.3	Second Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among the Company and certain preferred stockholders of the Company, filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
10.4	Form of Indemnification Agreement between the Company and the executive officers and directors of the Company, filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
10.5	Schedule identifying agreements substantially identical to the form of Indemnification Agreement constituting Exhibit 10.4 hereto.	
*10 .6	2004 Stock Option Plan, filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
*10.6.1	Form of Incentive Stock Option Agreement under the 2004 Stock Option Plan, filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
*10.6.2	Form of Non Statutory Stock Option Agreement under the 2004 Stock Option Plan, filed as Exhibit 10.18 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
*10.7	2006 Long-Term Incentives Plan, as amended, filed as Exhibit 99 to the Company's Current Report on Form 8-K filed on May 3, 2011, is incorporated herein by reference.	
*10.7.1	Form of Restricted Stock Unit Award Agreement under the 2006 Long-Term Incentives Plan, filed as Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	
*10.7.2	Form of Stock Appreciation Rights Award Agreement under the 2006 Long-Term Incentives Plan, filed as Exhibit 10.25 to the Company's Registration Statement on Form S-1 (Registration No. 333-134088), is incorporated herein by reference.	

Exhibit No.	Description	Page No.
*10.7.3	Form of Performance Unit Award under the 2006 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 29, 2012, is incorporated herein by reference.	
*10.8	Summary of Non-Employee Director Compensation.	
*10.9	Employment Agreement between Marc J. Eisenberg and the Company, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.	
*10.10	Employment Agreement between John J. Stolte, Jr. and the Company, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.	
*10.11	Employment Agreement between Robert G. Costantini and the Company, filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.	
*10.12	Employment Agreement between Christian G. Le Brun and the Company, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.	
*10.13.1	Employment Agreement between Brian Bell and the Company, filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.	
*10.13.2	Addendum to the Employment Agreement between Brian Bell and the Company.	
†10.14	Settlement and Release Agreement regarding loss of ORBCOMM CDS and Quick-Launch 1-5 Satellites dated December 10, 2009, filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, is incorporated herein by reference.	
10.15	Asset Purchase Agreement dated as of February 23, 2011 among the Company, Alanco Technologies, Inc. and StarTrak Systems, LLC, filed as Exhibit 4 to the Company's Schedule 13D /A filed on February 28, 2011, is incorporated herein by reference.	
†10.16	Asset Purchase and Sale Agreement dated as of December 23, 2011 among PAR Technology Corporation, PAR Government Systems Corporation, Par Logistics Management Systems Corporation, the Company and StarTrak Logistics Management Solutions, LLC (formerly named PLMS Acquisition, LLC), filed as Exhibit 99.2 to the Company's Amended Current Report on Form 8-K/A filed on March 6, 2012, is incorporated herein by reference.	
21	Subsidiaries of the Company.	
23	Consent of KPMG LLP, an independent registered public accounting firm.	
24	Power of Attorney authorizing certain persons to sign this Annual Report on behalf of certain directors and executive officers of the Company.	
31.1	Certification of the Chief Executive Officer and President required by Rule 13a-14(a).	
31.2	Certification of the Executive Vice President and Chief Financial Officer required by Rule 13a-14(a).	
32	Certification of the Chief Executive Officer and President and Executive Vice President and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.	
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema Document	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	

* Management contract or compensatory plan or arrangement.

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

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EXHIBIT 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Marc J. Eisenberg, certify that:

1. I have reviewed this annual report on Form 10-K of ORBCOMM Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Marc J. Eisenberg

Marc J. Eisenberg
President and Chief Executive Officer
(Principal Executive Officer)
Date: March 18, 2013

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Costantini, certify that:

1. I have reviewed this annual report on Form 10-K of ORBCOMM Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert G. Costantini

Robert G. Costantini
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)
Date: March 18, 2013

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of ORBCOMM Inc. for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof, Marc J. Eisenberg, as President and Chief Executive Officer and Robert G. Costantini, as Executive Vice President and Chief Financial Officer, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of ORBCOMM Inc.

/s/ Marc J. Eisenberg

Marc J. Eisenberg
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 18, 2013

/s/ Robert G. Costantini

Robert G. Costantini
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 18, 2013
A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to ORBCOMM Inc. and will be retained by ORBCOMM Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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2012

CORPORATE OFFICERS

Marc J. Eisenberg
Chief Executive Officer

Robert G. Costantini
Executive Vice President and Chief Financial Officer

John J. Stolte, Jr.
Executive Vice President, Technology and Operations

Christian G. Le Brun
Executive Vice President and General Counsel

Patrick A. Shay
Executive Vice President, Sales and Marketing

GENERAL INFORMATION

Headquarters:
395 W. Passaic Street
Rochelle Park, NJ 07662
703-433-6300
www.orbcomm.com

Transfer Agent and Registrar:
Computershare
250 Royall Street
Canton, MA 02021
888-829-7528
Foreign Shareowners: 201-680-6578
www.computershare.com/investor

BOARD OF DIRECTORS

Jerome B. Eisenberg
Chairman of the Board

Marc J. Eisenberg
Chief Executive Officer

Didier Delepine
Former President and Chief Executive Officer, Equant

Marco Fuchs
Chief Executive Officer and Chairman of the Managing Board of OHB AG

Timothy Kelleher
Managing Partner of KMCP Advisors II LLC

John Major
President of MTSG

Gary H. Ritondaro
Former Senior Vice President and Chief Financial Officer of LodgeNet Interactive Corporation

Stock Exchange:
Common Stock (Symbol: ORBC)
NASDAQ Global Market

Independent Registered Public Accounting Firm:
KPMG LLP
345 Park Avenue
New York, NY 10154
www.kpmg.com

Annual Meeting:
The company's annual meeting of shareholders will be held near its Dulles, VA office at the:
Hyatt Regency Reston
1800 Presidents Street
Reston, VA 20190
at 8:00 a.m., on Thursday, April 25, 2013.

ORBCOMM®

Integrated M2M Communication Services

- *Global Network Services*
- *Satellite Automatic Identification System (AIS) Service for Vessel Tracking*
- *Leading End-to-End Telematics Solutions*

ORBCOMM Inc.
395 W. Passaic Street
Rochelle Park, NJ 07662
Ph: 703-433-6300
www.orbcomm.com